CONTENIDO

Estados Financieros Intermedios Consolidados

ESTADOS INTERMEDIOS CONSOLIDADOS DE SITUACIÓN FINANCIERA	3
ESTADOS INTERMEDIOS CONSOLIDADOS DE RESULTADOS	4
ESTADOS INTERMEDIOS CONSOLIDADOS DE OTROS RESULTADOS INTEGRALES	5
ESTADOS INTERMEDIOS CONSOLIDADOS DE CAMBIOS EN EL PATRIMONIO	6
ESTADOS INTERMEDIOS CONSOLIDADOS DE FLUJOS DE EFECTIVO	7

Notas a los Estados Financieros Intermedios Consolidados

NOTA N°01 - PRINCIPALES CRITERIOS CONTABLES UTILIZADOS	9
NOTA N°02 - CAMBIOS CONTABLES	39
NOTA N°03 - HECHOS RELEVANTES	42
NOTA N°04 - SEGMENTOS DE NEGOCIO	43
NOTA N°05 - EFECTIVO Y EQUIVALENTE DE EFECTIVO	47
NOTA N°06 - INSTRUMENTOS PARA NEGOCIACIÓN	48
NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES	49
NOTA N°08 - ADEUDADO POR BANCOS	56
NOTA N°09 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES	57
NOTA N°10 - COMPRA, VENTA Y SUSTITUCION DE COLOCACIONES	64
NOTA N°11 - INSTRUMENTOS DE INVERSIÓN	65
NOTA N°12 - INTANGIBLES	66
NOTA N°13 - ACTIVO FIJO	68
NOTA N°14 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS	72
NOTA N°15 - OTROS ACTIVOS	75
NOTA N°16 - DEPÓSITOS Y OTRAS CAPTACIONES	76
NOTA N°17 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES	77
NOTA N°18 - VENCIMIENTO DE ACTIVOS Y PASIVOS	83
NOTA N°19 - OTROS PASIVOS	85
NOTA N°20 - CONTINGENCIAS Y COMPROMISOS	86
NOTA N°21 - PATRIMONIO	88
NOTA N°22 - REQUERIMIENTOS DE CAPITAL (BASILEA)	91
NOTA N°23 - INTERES NO CONTROLADOR (MINORITARIOS)	93
NOTA N°24 - INTERESES Y REAJUSTES	95
NOTA N°25 - COMISIONES	97
NOTA N°26 - RESULTADOS DE OPERACIONES FINANCIERAS	98
NOTA N°27 - RESULTADO NETO DE CAMBIO	98
NOTA N°28 - PROVISIONES POR RIESGO DE CRÉDITO	99
NOTA N°29 - REMUNERACIONES Y GASTOS DEL PERSONAL	100
NOTA N°30 - GASTOS DE ADMINISTRACIÓN	101
NOTA N°31 - DEPRECIACIONES, AMORTIZACIONES Y DETERIOROS	102
NOTA N°32 - OTROS INGRESOS Y GASTOS OPERACIONALES	103
NOTA N°33 - OPERACIONES CON PARTES RELACIONADAS	105
NOTA N°34 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS	109
NOTA N°35 - HECHOS POSTERIORES	113

2

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS CONSOLIDADOS DE SITUACIÓN FINANCIERA

Por los períodos terminados al

		Al 31 de marzo de	Al 31 de diciembre de
		2013	2012
	NOTA	MM$	MM$

ACTIVOS
Efectivo y depósitos en bancos	5	1.230.201	1.250.414
Operaciones con liquidación en curso	5	621.562	520.267
Instrumentos para negociación	6	250.040	338.287
Contratos de retrocompra y préstamos de valores		-	6.993
Contratos de derivados financieros	7	1.292.953	1.293.212
Adeudado por bancos	8	139.965	90.527
Créditos y cuentas por cobrar a clientes	9	18.542.851	18.325.957
Instrumentos de inversión disponibles para la venta	11	1.873.478	1.826.158
Instrumentos de inversión hasta el vencimiento		-	-
Inversiones en sociedades		8.080	7.614
Intangibles	12	77.158	87.347
Activo fijo	13	159.852	162.214
Impuestos corrientes	14	19.782	10.227
Impuestos diferidos	14	187.991	186.407
Otros activos	15	585.528	655.217
TOTAL ACTIVOS		24.989.441	24.760.841
PASIVOS
Depósitos y otras obligaciones a la vista	16	4.964.239	4.970.019
Operaciones con liquidación en curso	5	461.175	284.953
Contratos de retrocompra y préstamos de valores		223.702	304.117
Depósitos y otras captaciones a plazo	16	9.151.110	9.112.213
Contratos de derivados financieros	7	1.183.865	1.146.161
Obligaciones con bancos		1.379.829	1.438.003
Instrumentos de deuda emitidos	17	4.599.823	4.571.289
Otras obligaciones financieras	17	210.210	192.611
Impuestos corrientes	14	561	525
Impuestos diferidos	14	14.780	9.544
Provisiones		229.784	221.089
Otros pasivos	19	341.508	341.274

TOTAL PASIVOS		22.760.586	22.591.798
PATRIMONIO

Atribuible a tenedores patrimoniales del Banco:		2.194.025	2.134.778
Capital		891.303	891.303
Reservas		975.460	975.460
Cuentas de valoración	21	(1.152)	(3.781)
Utilidades retenidas		328.414	271.796
Utilidades retenidas de ejercicios anteriores		388.282	-
Utilidad del ejercicio		80.879	388.282
Menos: Provisión para dividendos mínimos		(140.747)	(116.486)
Interés no controlador	23	34.830	34.265

TOTAL PATRIMONIO		2.228.855	2.169.043

TOTAL PASIVOS Y PATRIMONIO		24.989.441	24.760.841

Estados Financieros 2013 / Banco Santander Chile 3

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS CONSOLIDADOS DE RESULTADOS DEL PERIODO

Por los períodos terminados al

		31 de marzo de
		2013	2012
	NOTA	MM$	MM$

RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	24	425.797	502.833
Gastos por intereses y reajustes	24	(179.316)	(236.761)

Ingreso neto por intereses y reajustes		246.481	266.072

Ingresos por comisiones	25	87.528	90.935
Gastos por comisiones	25	(23.274)	(22.244)

Ingreso neto por comisiones		64.254	68.691

Utilidad (pérdida) neta de operaciones financieras	26	(16.873)	(34.196)
Utilidad (pérdida) de cambio neta	27	39.135	53.499
Otros ingresos operacionales	32	4.569	3.982

Total ingresos operacionales		337.566	358.048

Provisiones por riesgo de crédito	28	(92.858)	(78.281)

INGRESO OPERACIONAL NETO		244.708	279.767

Remuneraciones y gastos del personal	29	(71.533)	(69.400)
Gastos de administración	30	(48.032)	(44.084)
Depreciaciones y amortizaciones	31	(15.653)	(12.072)
Deterioro	31	(27)	(54)
Otros gastos operacionales	32	(14.263)	(16.365)

Total gastos operacionales		(149.508)	(141.975)

RESULTADO OPERACIONAL		95.200	137.792

Resultado por inversiones en sociedades		482	447

Resultado antes de impuesto a la renta		95.682	138.239

Impuesto a la renta	14	(14.237)	(19.093)

UTILIDAD CONSOLIDADA DEL EJERCICIO		81.445	119.146

Atribuible a:
Tenedores patrimoniales del Banco		80.879	118.355
Interés no controlador	23	566	791

Utilidad por acción atribuible a tenedores patrimoniales del Banco:
(expresada en pesos)
Utilidad básica	21	0,429	0,628
Utilidad diluida	21	0,429	0,628

Estados Financieros 2013 / Banco Santander Chile 4

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS CONSOLIDADOS DE OTROS RESULTADOS INTEGRALES DEL PERIODO

Por los períodos terminados al

		31 de marzo de
		2013	2012
	NOTA	MM$	MM$

UTILIDAD CONSOLIDADA DEL EJERCICIO		81.445	119.146

OTROS RESULTADOS INTEGRALES

Instrumentos de inversión disponibles para la venta	11	1.214	(20.999)
Coberturas de flujo de efectivo	21	508	(1.096)

Otros resultados integrales antes de impuesto a la renta		1.722	(22.095)

Impuesto a la renta relacionado con otros resultados integrales	14	917	4.018

Total de otros resultados integrales		2.639	(18.077)

OTROS RESULTADOS INTEGRALES CONSOLIDADOS DEL EJERCICIO		84.084	101.069

Atribuible a :
Tenedores patrimoniales del Banco		83.508	100.313
Interés no controlador	23	576	756

Estados Financieros 2013 / Banco Santander Chile 5

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS CONSOLIDADOS DE CAMBIOS EN EL PATRIMONIO

Por los períodos terminados al 31 de marzo de 2013 y 2012

		RESERVAS		CUENTAS DE VALORACION			UTILIDADES RETENIDAS
	Capital	Reservas y otras utilidades retenidas	Fusión de sociedades bajo control común	Instrumentos de Inversión disponibles para la venta	Coberturas de flujo de efectivo	Impuesto a la renta	Utilidades retenidas de ejercicios anteriores	Utilidades del ejercicio	Provisión para dividendo mínimo	Total atribuible a tenedores patrimoniales	Interés no controlador	Total Patrimonio
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 31 de diciembre de 2011	891.303	803.646	(2.224)	3.077	394	(639)	-	435.084	(130.525)	2.000.116	33.801	2.033.917
Distribución resultado ejercicio anterior	-	-	-	-	-	-	435.084	(435.084)	-	-	-	-
Saldos al 01 de enero de 2012	891.303	803.646	(2.224)	3.077	394	(639)	435.084	-	(130.525)	2.000.116	33.801	2.033.917
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos/retiros realizados	-	-	-	-	-	-	-	-	-	-	(3)	-
Otros movimientos patrimoniales	-	-	-	-	-	-	-	-	-	-	-	(3)
Provisiones para dividendos mínimos	-	-	-	-	-	-	-	-	(35.506)	(35.506)	-	(35.506)
Subtotales	-	-	-	-	-	-	-	-	(35.506)	(35.506)	(3)	(35.509)
Otros resultados integrales	-	-	-	(20.958)	(1.096)	4.012	-	-	-	(18.042)	(35)	(18.077)
Resultado del ejercicio	-	-	-	-	-	-	-	118.355	-	118.355	791	119.146
Subtotales	-	-	-	(20.958)	(1.096)	4.012	-	118.355	-	100.313	756	101.069
Patrimonio al 31 de marzo de 2012	891.303	803.646	(2.224)	(17.881)	702	3.373	435.084	118.355	(166.031)	2.064.923	34.554	2.099.477

Patrimonio al 31 de diciembre de 2012	891.303	977.684	(2.224)	(10.041)	5.315	945	-	388.282	(116.486)	2.134.778	34.265	2.169.043
Distribución resultado ejercicio anterior	-	-	-	-	-	-	388.282	(388.282)	-	-	-	-
Saldos al 01 de enero de 2013	891.303	977.684	(2.224)	(10.041)	5.315	945	388.282	-	(116.486)	2.134.778	34.265	2.169.043
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos/retiros realizados	-	-	-	-	-	-	-	-	-	-	-	-
Otros movimientos patrimoniales	-	-	-	-	-	-	-	-	-	-	(11)	(11)
Provisión para dividendos mínimos	-	-	-	-	-	-	-	-	(24.261)	(24.261)	-	(24.261)
Subtotales	-	-	-	-	-	-	-	-	(24.261)	(24.261)	(11)	(24.273)
Otros resultados integrales	-	-	-	1.201	508	920	-	-	-	2.629	10	2.639
Resultado del ejercicio	-	-	-	-	-	-	-	80.879	-	80.879	566	81.445
Subtotales	-	-	-	1.201	508	920	-	80.879	-	83.508	576	84.084
Saldos al 31 de marzo de 2013	891.303	977.684	(2.224)	(8.840)	5.823	1.865	388.282	80.879	(140.747)	2.194.025	34.830	2.228.855

	Resultado atribuible a tenedores patrimoniales	Destinado a reservas	Destinado a dividendos	Porcentaje distribuido	N° de	Dividendo por acción
Período	MM$	MM$	MM$	%	acciones	(en pesos)

Año 2012 (Junta Accionistas abril 2012)	388.288	155.314	232.974	60	188.446.126.794	1,236

Año 2010 (Junta Accionistas abril 2011)	477.155	190.861	286.294	60	188.446.126.794	1,519

Estados Financieros 2013 / Banco Santander Chile 6

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS CONSOLIDADOS DE FLUJOS DE EFECTIVO

Por los períodos terminados al

		31 de marzo de
		2013	2012
	NOTA	MM$	MM$

A – FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE OPERACIÓN:
UTILIDAD CONSOLIDADA ANTES DE IMPUESTO A LA RENTA		95.682	138.239
Cargos (abonos) a resultados que no significan movimiento de efectivo		(211.717)	(216.270)
Depreciaciones y amortizaciones	31	15.653	12.072
Deterioro de activo fijo	13	27	54
Provisiones por activos riesgosos	28	103.409	83.229
Provisión ajuste a valor de mercado de inversiones		(4.147)	(4.898)
Utilidad por inversiones en sociedades		(482)	(447)
Utilidad en venta de bienes recibidos en pago	32	(4.257)	(3.299)
Provisiones por bienes recibidos en pago		799	1.124
Utilidad en venta de participación en otras sociedades		-	-
Utilidad en venta de activos fijos	32	(109)	(481)
Castigo de bienes recibidos en pago	32	1.769	2.519
Ingresos netos por intereses	24	(246.481)	(266.072)
Ingresos netos comisiones	25	(64.254)	(68.691)
Otros cargos (abonos) a resultado que no significan movimientos de efectivo		(9.992)	17.861
Cambios en los activos y pasivos por impuestos diferidos	14	(3.652)	10.759
Aumento/disminución de activos y pasivos de operación		47.810	(1.497.927)
Aumento de créditos y cuentas por cobrar a clientes		(237.543)	(404.839)
Aumento de inversiones financieras		40.927	(967.419)
Disminución por contratos de retrocompra (activos)		6.993	12.230
Aumento de adeudados por bancos		49.439	(132.828)
Disminución de bienes recibidos o adjudicados en pago		(1.770)	11.304
Aumento de acreedores en cuentas corrientes		(51.878)	120.853
Aumento de depósitos y otras captaciones a plazo		44.653	(92.693)
Disminución de obligaciones con bancos del país		(109)	2.047
Aumento (disminución) de otras obligaciones a la vista o a plazo		46.099	32.253
Aumento (disminución) de obligaciones con bancos del exterior		(58.117)	(274.131)
Disminución de obligaciones con el Banco Central de Chile		(57)	(223)
Aumento (disminución) por contratos de retrocompra (pasivos)		(80.415)	(49.840)
Aumento por otras obligaciones financieras		17.599	27.787
Aumento neto de otros activos y pasivos		(106.546)	(189.371)
Rescate de letras de crédito		(9.781)	(13.684)
Emisión de bonos corrientes		187.713	152.569
Rescate de bonos corrientes y pago de intereses		(131.197)	(47.537)
Intereses y reajustes percibidos		406.453	507.643
Intereses y reajustes pagados		(124.670)	(241.658)
Dividendos recibidos de inversiones en sociedades		-	-
Comisiones percibidas	25	87.528	90.935
Comisiones pagadas	25	(23.274)	(22.244)
Impuesto a la renta	14	(14.237)	(19.081)
Total flujos usados en actividades operacionales		(68.225)	(1.575.958)

Estados Financieros 2013 / Banco Santander Chile 7

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS CONSOLIDADOS DE FLUJOS DE EFECTIVO

Por los períodos terminados al

		31 de marzo de
		2013	2012
	NOTA	MM$	MM$

B – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE INVERSION:
Adquisiciones de activos fijos	13	(2.912)	(8.398)
Enajenaciones de activos fijos		33	54
Adquisiciones de inversiones en sociedades		-	-
Enajenaciones de inversiones en sociedades		-	-
Adquisiciones de activos intangibles	12	(139)	(5.823)
Total flujos usados en actividades de inversión		(3.018)	(14.167)

C – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE FINANCIAMIENTO:
Originados por actividades de financiamiento de tenedores patrimoniales		(19.846)	(10.313)
Aumento de otras obligaciones		169	-
Emisión de bonos subordinados		-	-
Rescate de bonos subordinados y pago de intereses		(20.015)	(10.313)
Dividendos pagados		-	-
Originados por actividades de financiamiento del interés no controlador		-	-
Dividendos y/o retiros pagados		-	-
Total flujos usados en actividades de financiamiento		(19.846)	(10.313)

D – VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL EJERCICIO		(91.089)	(1.600.438)

E – EFECTO DE LAS VARIACIONES DE LOS TIPO DE CAMBIO		(4.052)	(4.395)

F – SALDO INICIAL DE EFECTIVO Y EQUIVALENTE DE EFECTIVO		1.485.729	2.980.669

SALDO FINAL DE EFECTIVO Y EQUIVALENTE DE EFECTIVO	5	1.390.588	1.375.836

	Al 31 de marzo de
	2013	2012
Conciliación de provisiones para el Estado Consolidado de Flujos de Efectivo	MM$	MM$

Provisiones por riesgo crédito para el Estado de Flujos de Efectivo	103.409	83.229
Recuperación de créditos castigados	(10.551)	(4.948)
Gasto por provisiones por riesgo crédito	92.858	78.281

Estados Financieros 2013 / Banco Santander Chile 8

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N° 01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS

INFORMACIÓN CORPORATIVA

Banco Santander Chile (ex–Banco Santiago) es una sociedad anónima bancaria, organizada bajo las leyes de la República de Chile, domiciliada en calle Bandera N°140 Santiago, que provee una amplia gama de servicios bancarios generales a sus clientes, que son desde personas a grandes corporaciones. Banco Santander Chile y sus afiliadas (conjuntamente referidas más adelante como “Banco” o “Banco Santander Chile”) ofrecen servicios bancarios comerciales y de consumo, además de otros servicios, incluyendo factoring, recaudaciones, leasing, valores y corretaje de seguros, fondos mutuos y administración de fondos de inversión e inversiones bancarias.

Con fecha 18 de julio de 2002 se celebró la Junta Extraordinaria de Accionistas de Banco Santiago, cuya acta se redujo a escritura pública con fecha 19 de julio de 2002, en la Notaría de Santiago de doña Nancy de la Fuente Hernández, en la cual se acordó la fusión de Banco Santander Chile con Banco Santiago, mediante la incorporación del primero a este último, adquiriendo éste los activos y pasivos de aquel, y se acordó además la disolución anticipada de Banco Santander Chile y el cambio de nombre de Banco Santiago a Banco Santander Chile. Dicho cambio fue autorizado por Resolución N°79 de la Superintendencia de Bancos e Instituciones Financieras, dictada con fecha 26 de julio del 2002, publicada en el Diario Oficial el día 01 de agosto de 2002 e inscrita a fojas 19.992 número 16.346 del año 2002 en el Registro de Comercio del Conservador de Bienes Raíces de Santiago.

Además de las reformas a los estatutos anteriormente enunciados, estos han sido modificados en diversas oportunidades, siendo la última modificación la acordada en Junta Extraordinaria de Accionistas celebrada el 24 de abril de 2007, cuya acta se redujo a escritura pública el 24 de mayo de 2007 en la Notaría de Nancy de la Fuente Hernández. Esta reforma se aprobó por Resolución N°61 del 6 de junio de 2007 de la Superintendencia de Bancos e Instituciones Financieras. Un extracto de ella y de la resolución se publicaron en el Diario Oficial del 23 de junio de 2007 y se inscribieron en el Registro de Comercio de 2007 a fojas 24.064 número 17.563 del citado Conservador.

Por medio de esta última reforma Banco Santander Chile, de acuerdo con sus estatutos y a lo aprobado por la Superintendencia de Bancos e Instituciones Financieras, también podrá usar los nombres Banco Santander Santiago o Santander Santiago o Banco Santander o Santander.

Banco Santander España controla a Banco Santander Chile a través de su participación en Teatinos Siglo XXI Inversiones Ltda. y Santander Chile Holding S.A., las cuales son subsidiarias controladas por Banco Santander España. Al 31 de diciembre de 2013, Banco Santander España posee o controla directa e indirectamente el 99,5% de Santander Chile Holding S.A. y el 100% de Teatinos Siglo XXI Inversiones Ltda. Esto otorga a Banco Santander España el control sobre el 67,18% de las acciones del Banco.

a)	Bases de preparación

Los presentes Estados Financieros Consolidados han sido preparados de acuerdo al Compendio de Normas Contables e instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras (SBIF), organismo fiscalizador que de acuerdo al Artículo 15 de la Ley General de Bancos establece que los bancos deben utilizar los criterios contables dispuestos por esa Superintendencia y en todo aquello que no sea tratado por ella si no se contrapone con sus instrucciones, deben ceñirse a los criterios contables de general aceptación, que corresponden a las normas técnicas emitidas por el Colegio de Contadores de Chile A.G., coincidentes con los estándares internacionales de contabilidad e información financiera (IFRS, por sus siglas en inglés) acordados por el International Accounting Standards Board (IASB). En caso de existir discrepancias entre los principios contables y los criterios contables emitidos por la SBIF (Compendio de Normas Contables e instrucciones) primarán estos últimos.

Para los propósitos de éstos estados financieros intermedios consolidados, el Banco utiliza ciertos términos y convenciones para las monedas. “USD” hace referencia a “dólar americano”, “EUR” hace referencia a “euro”, “CNY” hace referencia a “yuan chino”, “CHF” hace referencia a “franco suizo”, y “UF” hace referencia a “unidad de fomento”.

Las notas a los Estados Financieros contienen información adicional a la presentada en los Estados de Situación Financiera Consolidados, en los Estados de Resultados, Estados de Resultados Integrales, Estados de Cambios en el Patrimonio y en los Estados de Flujos de Efectivo. En ellas se suministra descripciones narrativas o desagregación de tales estados en forma clara, relevante, fiable y comparable.

Estados Financieros 2013 / Banco Santander Chile 9

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N° 01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

b)	Bases de preparación de los Estados Financieros

Los Estados Financieros Intermedios Consolidados, comprenden los estados financieros separados (individuales) del Banco y de las diversas sociedades que participan en la consolidación. Al 31 de marzo de 2013 y 2012 y al 31 de diciembre de 2012, e incluyen los ajustes y reclasificaciones necesarios para homogenizar las políticas contables y criterios de valoración, aplicados por el Banco, de acuerdo a las normas establecidas por el Compendio de Normas Contables e instrucciones emitidas por la SBIF.

i.	Entidades controladas (subsidiarias)

Se consideran “controladas” aquellas sociedades sobre las que el Banco tiene capacidad para ejercer control, capacidad que se manifiesta, en general, aunque no únicamente por la propiedad, directa o indirecta, de al menos el 50% de los derechos sociales de las entidades participadas, aún siendo inferior o nulo este porcentaje si, como consecuencia de acuerdos con accionistas de las mismas, se otorga al Banco dicho control. Se entiende por control el poder de influir significativamente sobre las políticas financieras y operativas de una entidad con el fin de obtener beneficios de sus actividades.

Los estados financieros de las sociedades dependientes son consolidados con los del Banco. De acuerdo a esto, todos los saldos y transacciones entre las sociedades consolidadas se eliminan a través del proceso de consolidación.

Adicionalmente, la participación de terceros en el patrimonio del Banco consolidado es presentada como “Interés no controlador” en el Estado de Situación Financiera Consolidado. Su participación en las utilidades del año es presentada como “Utilidad atribuible a interés no controlador” en el Estados Intermedios de Situación Financiera Consolidados.

La siguiente tabla muestra las entidades sobre las cuales el Banco tiene la capacidad de ejercer control, por lo tanto forman parte del perímetro de consolidación:

	Porcentaje de Participación
	Al 31 de marzo de 2013			Al 31 de diciembre de			Al 31 de marzo de
	2013			2012			2012
Subsidiarias	Directo %	Indirecto %	Total %	Directo %	Indirecto %	Total %	Directo %	Indirecto %	Total %

Santander Corredora de Seguros Limitada	99,75	0,01	99,76	99,75	0,01	99,76	99,75	0,01	99,76
Santander S.A. Corredores de Bolsa	50,59	0,41	51,00	50,59	0,41	51,00	50,59	0,41	51,00
Santander Asset Management S.A. Administradora General de Fondos	99,96	0,02	99,98	99,96	0,02	99,98	99,96	0,02	99,98
Santander Agente de Valores Limitada	99,03	-	99,03	99,03	-	99,03	99,03	-	99,03
Santander S.A. Sociedad Securitizadora	99,64	-	99,64	99,64	-	99,64	99,64	-	99,64
Santander Servicios de Recaudación y Pagos Limitada	99,90	0,10	100,00	99,90	0,10	100,00	99,90	0,10	100,00

ii.	Entidades de Propósito Especial

De acuerdo a la normativa vigente, el Banco debe analizar constantemente su perímetro de consolidación, teniendo presente que el criterio fundamental a considerar es el grado de control que posea el Banco sobre una determinada entidad y no su porcentaje de participación en el patrimonio.

Específicamente, según lo estipulado por la Norma Internacional de Contabilidad 27 “Estados Financieros Consolidados y Separados” (NIC 27) y el Standard Interpretation Committee 12 “Consolidación – Entidades de Propósito Especial” (SIC 12) emitidas por el IASB, el Banco debe evaluar la existencia de Entidades de Propósito Especial (EPE), las cuales deben ser incluidas en el perímetro de consolidación, siendo sus principales características las siguientes:

-	Las actividades de la EPE han sido dirigidas, en esencia, en nombre de la entidad que presenta los Estados Financieros Consolidados y de acuerdo a sus necesidades específicas de negocio.
-	Se poseen los poderes de decisión necesarios para obtener la mayoría de los beneficios de las actividades de esas entidades y los derechos para obtener la mayoría de los beneficios u otras ventajas de dichas entidades.
-	En esencia, la entidad retiene para sí, la mayoría de los riesgos inherentes a la propiedad o residuales a la EPE o a sus activos, con el fin de obtener los beneficios de sus actividades.

Estados Financieros 2013 / Banco Santander Chile 10

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N° 01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Esta evaluación, está basada en métodos y procedimientos que tienen en consideración los riesgos y beneficios retenidos por el Banco, para lo cual se toman en consideración todos los elementos relevantes entre los que se encuentran las garantías otorgadas o las pérdidas asociadas al cobro de los correspondientes activos que retiene el Banco. Producto de esta evaluación, el Banco concluyó que ejercía control sobre las siguientes entidades, que por lo tanto forman parte del perímetro de consolidación:

-	Santander Gestión de Recaudación y Cobranza Limitada.
-	Multinegocios S.A.
-	Servicios Administrativos y Financieros Limitada.
-	Fiscalex Limitada.
-	Multiservicios de Negocios Limitada.
-	Bansa Santander S.A.

iii.	Entidades asociadas

Las entidades asociadas son aquellas entidades sobre las que el Banco tiene capacidad para ejercer una influencia significativa, aunque no control o control conjunto. Habitualmente, esta capacidad se manifiesta en una participación igual o superior al 20% de los derechos de voto de la entidad y se valorizan por el “método de la participación”.

Las siguientes entidades son consideradas “Entidades asociadas”, en las cuales el Banco tiene participación y son reconocidas a través del método de participación:

	Porcentaje de Participación
	Al 31 de marzo de	Al 31 de diciembre de	Al 31 de marzo de
	2013	2012	2012
Entidades Asociadas	%	%	%
Redbanc S.A.	33,43	33,43	33,43
Transbank S.A.	32,71	32,71	32,71
Centro de Compensación Automatizado	33,33	33,33	33,33
Sociedad Interbancaria de Depósito de Valores S.A.	29,28	29,28	29,28
Cámara Compensación de Alto Valor S.A.	12,65	12,65	11,52
Administrador Financiero del Transantiago S.A.	20,00	20,00	20,00
Sociedad Nexus S.A.	12,90	12,90	12,90

En el caso de Nexus S.A. y Cámara Compensación de Alto Valor S.A., Banco Santander Chile posee un representante en el Directorio de dichas sociedades, razón por la cual la administración ha concluido que ejerce influencia significativa sobre las mismas.

iv.	Inversiones en otras sociedades

En este rubro son presentadas aquellas entidades en las cuales el Banco no posee control ni influencia significativa. Estas participaciones son presentadas al valor de compra (costo histórico).

c)	Interés no controlador

El interés no controlador representa la porción de las pérdidas y ganancias y los activos netos, de los cuales, directa o indirectamente, el Banco no es dueño. Es presentado separadamente dentro del Estado Consolidado de Resultados, y dentro del patrimonio en el Estado de Situación Financiera Consolidado, separadamente del patrimonio de los accionistas.

En el caso de las Entidades de Propósito Especial, el 100% de sus Resultados y Patrimonios es presentado en interés no controlador, debido a que el Banco solamente tiene control sobre éstas, pero no posee participación.

d)	Segmentos de operación

El Banco revela por separado la información sobre cada uno de los segmentos de operación que:

i.	haya identificado
ii.	exceda de los umbrales cuantitativos fijados de un segmento

Estados Financieros 2013 / Banco Santander Chile 11

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N° 01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Con frecuencia, los segmentos de operación con características económicas similares muestran un rendimiento financiero a largo plazo que es similar. Pueden agregarse dos o más segmentos de operación en uno sólo cuando la agregación resulte coherente con el principio básico de la Norma Internacional de Información Financiera 8 “Segmentos de Operación” (NIIF 8) y los segmentos tengan características económicas parecidas y sean similares en cada uno de los siguientes aspectos:

i.	la naturaleza de los productos y servicios;
ii.	la naturaleza de los procesos de producción;
iii.	el tipo o categoría de clientes a los que se destinan sus productos y servicios;
iv.	los métodos usados para distribuir sus productos o prestar servicios; y
v.	si fuera aplicable, la naturaleza del marco normativo, por ejemplo, bancario, de seguros, o de servicios públicos.

El Banco informa por separado sobre cada uno de los segmentos de operación que alcance alguno de los siguientes umbrales cuantitativos:

i.	Sus ingresos de las actividades ordinarias informados, incluyendo tanto las ventas a clientes externos como las ventas o transferencias ínter segmentos, son iguales o superiores al 10 por ciento de los ingresos de las actividades ordinarias combinadas, internos y externos, de todos los segmentos de operación.

ii.	El importe de sus resultados informados es, en términos absolutos, igual o superior al 10 por ciento del importe que sea mayor entre (i) la ganancia combinada informada por todos los segmentos de operación que no hayan presentado pérdidas; y (ii) la pérdida combinada informada por todos los segmentos de operación que hayan presentado pérdidas.

iii.	Sus activos son iguales o superiores al 10 por ciento de los activos combinados de todos los segmentos de operación.

Los segmentos de operación que no alcancen ninguno de los umbrales cuantitativos se podrán considerar segmentos sobre los que debe informarse, en cuyo caso se revelará la información separada sobre los mismos, si la dirección estima que ella podría ser útil para los usuarios de los Estados Financieros Intermedios Consolidados.

La información relativa a otras actividades de negocio de los segmentos de operación sobre los que no deba informarse se combina y se revela dentro de la categoría “Otros”.

De acuerdo con lo presentado, los segmentos del Banco se derivaron considerando que un segmento de operación es un componente de una unidad que:

i.	Contrata actividades de negocio de las cuales puede ganar ingresos e incurrir en gastos (incluyendo ingresos y gastos de transacciones con otros componentes de la misma entidad);
ii.	Sus resultados operacionales son regularmente revisados por el administrador de la entidad, quien toma decisiones acerca de los recursos designados al segmento y evalúa su rendimiento; y
iii.	En relación al cual se dispone de información financiera diferenciada.

e)	Moneda funcional y de presentación

El Banco, de acuerdo a la aplicación de la Norma Internacional de Contabilidad 21 “Efectos de las Variaciones en las Tasas de Cambio de la Moneda Extranjera” (NIC 21), ha definido como moneda funcional y de presentación el Peso Chileno, que es la moneda del entorno económico primario en el cual opera el Banco, además obedece a la moneda que influye en la estructura de costos e ingresos.

Por lo tanto, todos los saldos y transacciones denominados en otras monedas diferentes al Peso Chileno son considerados como “moneda extranjera”.

f)	Transacciones en moneda extranjera

El Banco otorga préstamos y recibe depósitos en montos denominados en monedas extranjeras, principalmente en Dólares Americanos. Los activos y pasivos denominados en moneda extranjera, mantenidos por el Banco y Filiales a partir de este año, son convertidos a Pesos Chilenos al tipo de cambio de mercado publicado por Reuters a las 1:30 p.m. del último día hábil del mes, el cual asciende a $ 471,75 por US$ 1 Al 31 de marzo de 2013 ($ 478,75 por US$ 1 Al 31 de diciembre de 2012).

El monto de las ganancias y pérdidas netas de cambio incluye el reconocimiento de los efectos de las variaciones en el tipo de cambio que tienen activos y pasivos denominados en monedas extranjeras y las ganancias o pérdidas por cambio de actuales y futuras transacciones tomadas por el Banco.

Estados Financieros 2013 / Banco Santander Chile 12

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

g)	Definiciones y clasificaciones de instrumentos financieros

i.	Definiciones

Un “Instrumento Financiero” es cualquier contrato que aumenta un activo financiero de una entidad y, simultáneamente, un pasivo financiero o instrumento de capital de otra entidad.

Un “Instrumento de Capital” es un ente jurídico que evidencia una participación residual en los activos de la entidad que lo emite una vez deducidos todos sus pasivos.

Un “Derivado Financiero” es un instrumento financiero cuyo valor cambia como respuesta a los cambios en una variable observable de mercado (tal como un tipo de interés, de cambio, el precio de un instrumento financiero o un índice de mercado, incluyendo las calificaciones crediticias), cuya inversión inicial es muy pequeña en relación a otros instrumentos financieros con respuesta similar a los cambios en las condiciones de mercado y que se liquida, generalmente, en una fecha futura.

Los “Instrumentos Financieros Híbridos” son contratos que incluyen simultáneamente un contrato principal diferente de un derivado junto con un derivado financiero, denominado derivado implícito, que no es individualmente transferible y que tiene el efecto de que algunos de los flujos de efectivo del contrato híbrido varían de la misma manera que lo haría el derivado implícito considerado aisladamente.

ii.	Clasificación de los activos financieros a efectos de valoración

Los activos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los activos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-	Cartera de instrumentos para negociación (a valor razonable con cambios en resultados): Activos financieros adquiridos con el objeto de beneficiarse a corto plazo de las variaciones que experimenten sus precios. Dentro de esta agrupación se encuentra la cartera de instrumentos para negociación y los contratos de derivados financieros que no se consideran de cobertura contable.

-	Cartera de instrumentos de inversión disponibles para la venta: Valores representativos de deuda no clasificados como “inversión hasta el vencimiento”, “inversiones crediticias” o “a valor razonable con cambios en el Estado Consolidado de Resultados”. Los instrumentos de inversión disponibles para la venta son reconocidos inicialmente al costo, el cual incluye los costos de transacción, y son posteriormente ajustados a su valor razonable según los precios de mercado o valorizaciones obtenidas del uso de modelos internos cuando corresponda. Las utilidades o pérdidas no realizadas originadas por el cambio en el valor razonable son reconocidas con cargo o abono a “cuentas de valoración” dentro de Otros Resultados Integrales en el patrimonio. Cuando estas inversiones son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulados en Otros Resultados Integrales son traspasados al Estado Consolidado de Resultados bajo “Utilidad neta de operaciones financieras”.

-	Cartera de instrumentos de inversión hasta el vencimiento: Valores representativos de deuda, que se negocien en un mercado activo, que tienen una fecha de vencimiento precisa y dan lugar a pagos en fecha y por cuantías fijas o predeterminables y sobre los que se tiene la intención y capacidad demostrada de mantenerlos hasta el vencimiento. Las inversiones hasta el vencimiento se registran a su valor de costo más intereses y reajustes devengados, menos las provisiones por deterioro constituidas cuando su monto registrado es superior al valor presente de los flujos de caja futuros estimados.

-	Inversiones crediticias (créditos y cuentas por cobrar a clientes o adeudado por bancos): Corresponden al financiamiento concedido a terceros, de acuerdo con la naturaleza del mismo, sea cual sea la naturaleza del prestatario y la forma de financiamiento concedido. Se incluyen créditos y cuentas por cobrar a clientes, adeudado por bancos e incluso las operaciones de arrendamiento financiero en las que el Banco actúa como arrendador.

Estados Financieros 2013 / Banco Santander Chile 13

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

iii.	Clasificación de activos financieros a efectos de presentación

Los activos financieros se incluyen, a efectos de su presentación, según su naturaleza en los Estados Financieros Consolidados, en las siguientes partidas:

-	Efectivo y depósitos en bancos: Este rubro comprende el dinero en efectivo, las cuentas corrientes y los depósitos a la vista en el Banco Central de Chile y en otras entidades financieras del país y del exterior. Los montos colocados en operaciones overnight se seguirán informando en este rubro y en las líneas o ítems que correspondan. Si no se indica un ítem especial para esas operaciones, ellas se incluirán junto con las cuentas que se informan.

-	Operaciones con liquidación en curso: Este rubro comprende los valores de los documentos en canje y los saldos por operaciones realizadas que, de acuerdo con lo pactado, no se liquidan el mismo día y compra de divisas que aún no se reciben.

-	Instrumentos para negociación: Comprende la cartera de instrumentos financieros para negociación y las inversiones en fondos mutuos que deben ser ajustadas a su valor razonable.

-	Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables positivos. Incluye tanto los contratos independientes, como los derivados que deben y pueden ser separados de un contrato anfitrión, sean estos de negociación o de cobertura contable, tal como se muestra en la Nota 8 de los Estados Intermedios de Situación Financiera Consolidados.

-	Derivados de negociación: incluye el valor razonable a favor del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.
-	Derivados de cobertura: incluye el valor razonable a favor del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Adeudado por bancos: En este rubro se presentan los saldos de las operaciones con bancos del país y del exterior, incluido el Banco Central de Chile, distintas de las que se reflejan en los rubros anteriores.

-	Créditos y cuentas por cobrar a clientes: Corresponden a las colocaciones por préstamos, son activos financieros no derivados con cobros fijos o determinados que no se encuentran cotizados en un mercado activo y que el Banco no tiene intención de vender inmediatamente o en el corto plazo. Cuando el Banco es el arrendador en un contrato de arrendamiento y, transfiere substancialmente todos los riesgos y beneficios incidentales sobre el activo arrendado, la transacción se presenta dentro de las colocaciones por préstamos.

-	Instrumentos de inversión: Son clasificados en dos categorías: inversiones hasta el vencimiento e instrumentos disponibles para la venta. La categoría de inversiones hasta el vencimiento incluye sólo aquellos instrumentos en que el Banco tiene la capacidad e intención de mantenerlos hasta su fecha de vencimiento. Los demás instrumentos de inversión se consideran como disponibles para la venta.

iv.	Clasificación de pasivos financieros a efectos de valoración

Los pasivos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los pasivos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-	Cartera de negociación (a valor razonable con cambios en resultados): Pasivos financieros emitidos con el objetivo de beneficiarse a corto plazo de las variaciones que experimenten sus precios, los derivados financieros que no se consideran de cobertura contable y los pasivos financieros originados por la venta en firme de activos financieros adquiridos temporalmente o recibidos en préstamo (“posiciones cortas de valores”).

-	Pasivos financieros a costo amortizado: Pasivos financieros que no se incluyen en ninguna de las categorías anteriores y que responden a las actividades típicas de captación de fondos de las entidades financieras, cualquiera que sea su forma de instrumentalización y su plazo de vencimiento.

Estados Financieros 2013 / Banco Santander Chile 14

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

v.	Clasificación de pasivos financieros a efectos de presentación

Los pasivos financieros se incluyen, a efectos de su presentación según su naturaleza en los Estados Financieros, en las siguientes partidas:

-	Depósitos y otras obligaciones a la vista: En este rubro se incluyen todas las obligaciones a la vista, con excepción de las cuentas de ahorro a plazo, que por sus características especiales no se consideran a la vista. Se entiende que son obligaciones a la vista aquellas cuyo pago pudo ser requerido en el período, es decir, no se consideran a la vista aquellas operaciones que pasan a ser exigibles el día siguiente del cierre.

-	Operaciones con liquidación en curso: En este rubro se incluyen los saldos por operaciones de compra de activos que no se liquidan el mismo día y por venta de divisas que aún no se entregan.

-	Contratos de retrocompra y préstamos de valores: En este rubro se presentan los saldos correspondientes a las operaciones de venta de instrumentos con pacto y los préstamos de valores. De acuerdo con la normativa vigente, el Banco no registra como cartera propia aquellos papeles comprados con pactos de retroventa.

-	Depósitos y otras captaciones a plazo: En este rubro se presentan los saldos de las operaciones de captación en las cuales se ha establecido un plazo al cabo del cual se tornan exigibles.

-	Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables negativos (esto es, en contra del Banco), sean estos de negociación o de cobertura contable, tal como lo demuestra la Nota 8.

-	Derivados de negociación: incluye el valor razonable en contra del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-	Derivados de cobertura: incluye el valor razonable en contra del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Obligaciones con bancos: Comprende las obligaciones con otros bancos del país, con bancos del exterior o con el Banco Central de Chile y que no fueron clasificadas en alguna definición anterior.

-	Instrumentos de deuda emitidos: Comprende tres rubros según se trate de obligaciones con letras de crédito, bonos subordinados o bonos corrientes, colocados en el mercado local o en el exterior.

-	Otras obligaciones financieras: En este rubro se incluyen las obligaciones crediticias con personas distintas de otros bancos del país o del exterior o del Banco Central de Chile, correspondientes a financiamientos u operaciones propias del giro.

h)	Valoración y registro de resultados de los activos y pasivos financieros

Generalmente, los activos y pasivos financieros se registran inicialmente por su valor razonable que, salvo evidencia en contrario, es el precio de la transacción. Los instrumentos no valorados por su valor razonable con cambios en resultados se ajustan con los costos de transacción. Posteriormente, y con ocasión de cada cierre contable, se procede a valorarlos de acuerdo con los siguientes criterios:

i.	Valoración de los activos financieros

Los activos financieros, excepto las inversiones crediticias y las inversiones a vencimiento, se valoran a su “valor razonable” sin deducir ningún costo de transacción por su venta.

Se entiende por “valor razonable” de un instrumento financiero, en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes, en condiciones de independencia mutua e informadas en la materia, que actuasen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado activo, transparente y profundo (“precio de cotización” o “precio de mercado”).

Estados Financieros 2013 / Banco Santander Chile 15

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Cuando no existe precio de mercado para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos y, en su defecto, a modelos de valoración suficientemente contrastados por la comunidad financiera internacional, teniéndose en consideración las peculiaridades específicas del instrumento a valorar y, muy especialmente, los distintos tipos de riesgo que el instrumento lleva asociado.

Todos los derivados se registran en el Estado de Situación Financiera Consolidado por su valor razonable desde su fecha de contratación. Si su valor razonable es positivo se registrarán como un activo y si éste es negativo se registrarán como un pasivo. En la fecha de contratación se entiende que, salvo prueba en contrario, su valor razonable es igual al precio de la transacción. Los cambios en el valor razonable de los derivados desde la fecha de contratación se registran con contrapartida en el Estado Consolidado de Resultados en el rubro “Utilidad neta de operaciones financieras”.

Concretamente, el valor razonable de los derivados financieros incluidos en las carteras de negociación se asimila a su cotización diaria y si, por razones excepcionales, no se puede establecer su cotización en una fecha dada, se recurre para valorarlos a métodos similares a los utilizados para valorar los derivados contratados en mercados no organizados. El valor razonable de estos derivados se asimila a la suma de los flujos de caja futuros con origen en el instrumento, descontados a la fecha de la valoración (“valor actual” o “cierre teórico”), utilizándose en el proceso de valoración métodos reconocidos por los mercados financieros: “valor actual neto” o modelos de determinación de precios de opciones, entre otros métodos. Además, dentro del valor razonable de los derivados se incluye el Ajuste de valorización por riesgo de crédito (en inglés Credit Valuation Adjustment o CVA), todo ello con el objetivo de que el valor razonable de cada instrumento incluya el riesgo de crédito de su contraparte.

Las “Inversiones crediticias” y la “Cartera de instrumentos de inversión hasta el vencimiento” se valoran a su “costo amortizado”, utilizándose en su determinación el método del “tipo de interés efectivo”. Por “costo amortizado” se entiende el costo de adquisición de un activo o pasivo financiero corregido (en más o en menos, según sea el caso) por los reembolsos de principal y la parte imputada sistemáticamente al Estado Consolidado de Resultados de la diferencia entre el costo inicial y el correspondiente valor de reembolso al vencimiento. En el caso de los activos financieros, el costo amortizado incluye, además, las correcciones a su valor motivadas por el deterioro que hayan experimentado. En las inversiones crediticias cubiertas por operaciones de cobertura de valor razonable, se registran aquellas variaciones que se produzcan en su valor razonable relacionadas con el riesgo o con los riesgos cubiertos en dichas operaciones de cobertura, los cuales son contabilizados en “Utilidad neta de operaciones financieras”.

El “tipo de interés efectivo” es la tasa de descuento que iguala exactamente el valor inicial de un instrumento financiero a la totalidad de sus flujos de caja estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tipo de interés fijo, el tipo de interés efectivo coincide con el tipo de interés contractual establecido en el momento de su adquisición más, en su caso, las comisiones y costos de transacción que, por su naturaleza, formen parte de su rendimiento financiero. En los instrumentos financieros a tipo de interés variable, el tipo de interés efectivo coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

Los instrumentos de capital cuyo valor razonable no pueda determinarse de forma suficientemente objetiva y los derivados financieros que tengan como activo subyacente estos instrumentos y se liquiden mediante entrega de los mismos se mantienen a su costo de adquisición, corregido, en su caso, por las pérdidas por deterioro que hayan experimentado.

Los importes por los que figuran registrados los activos financieros representan, en todos los aspectos significativos, el máximo nivel de exposición al riesgo de crédito del Banco en cada fecha de presentación de los estados financieros. El Banco cuenta, por otro lado, con garantías tomadas y otras mejoras crediticias para mitigar su exposición al riesgo de crédito, consistentes, fundamentalmente, en garantías hipotecarias, de instrumentos de capital y personales, bienes cedidos en leasing, activos adquiridos con pacto de retrocompra, préstamos de valores y derivados.

ii.	Valoración de los pasivos financieros

Los pasivos financieros se valoran generalmente a su costo amortizado, tal y como éste ha sido definido anteriormente, excepto por los pasivos financieros designados como partidas cubiertas (o como instrumentos de cobertura) y pasivos financieros mantenidos para negociación, que se valoran a su valor razonable.

Estados Financieros 2013 / Banco Santander Chile 16

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

iii.	Técnicas de valoración

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos comprenden deuda pública, deuda privada, acciones, posiciones cortas de valores y renta fija emitida.

En los casos donde no puedan observarse cotizaciones, la Administración realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado. Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado.

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción, salvo que el valor de dicho instrumento pueda ser obtenido de otras transacciones realizadas en el mercado con el mismo o similar instrumento, o valorarse usando una técnica de valoración donde las variables utilizadas incluyan sólo datos observables en el mercado, principalmente tipos de interés.

Las principales técnicas usadas, Al 31 de marzo de 2013 y 2012 y al 31 de diciembre de 2012, por los modelos internos del Banco para determinar el valor razonable de los instrumentos financieros son descritas a continuación:

i.	En la valoración de instrumentos financieros que permiten una cobertura estática (principalmente “forwards” y “swaps”) se emplea el método del “valor presente”. Los flujos de caja futuros esperados se descuentan empleando las curvas de tipos de interés de las correspondientes divisas. Por regla general, las curvas de tipos de interés son datos observables en los mercados.

ii.	En la valoración de instrumentos financieros que requieren una cobertura dinámica (principalmente opciones estructuradas y otros instrumentos estructurados) se emplea, normalmente, el modelo de “Black-Scholes”. En su caso, se emplean inputs observables de mercado para obtener factores tales como el bid–offer dilusivo, tipos de cambio, volatilidad, correlación entre índices y liquidez del mercado.

iii.	En la valoración de determinados instrumentos financieros afectados por el riesgo de tipo de interés, tales como los futuros sobre tipos de interés, caps y floors, se utilizan el método del valor presente (futuros) y el modelo de “Black- Scholes” (opciones “plain vanilla”). Los principales inputs utilizados en estos modelos son principalmente datos observables en el mercado, incluyendo las correspondientes curvas de tipos de interés, volatilidades, correlaciones y tipos de cambio.

El valor razonable de los instrumentos financieros que se deriva de los modelos internos anteriores tiene en cuenta, entre otros, los términos de los contratos y datos observables de mercado, que incluyen tipos de interés, riesgo de crédito, tipos de cambio, cotizaciones de materias primas y acciones, volatilidad y prepagos. Los modelos de valoración no incorporan subjetividad significativa, dado que dichas metodologías pueden ser ajustadas y calibradas, en su caso, mediante el cálculo interno del valor razonable y su posterior comparación con el correspondiente precio negociado activamente.

iv.	Registro de resultados

Las variaciones del valor en libros de los activos y pasivos financieros se registran con contrapartida en el Estado Consolidado de Resultados; diferenciándose entre las que tienen su origen en el devengo de intereses y reajustes (que se registran en los rubros Ingresos por intereses y reajustes o Gastos por intereses y reajustes, según proceda); y las que correspondan a otras causas. Estas últimas se registran, por su importe neto, en el rubro Utilidad neta de operaciones financieras.

En el caso de instrumentos de negociación, los ajustes por valor razonable, resultados por interés, ajustes por tasas y diferencias de cambio, son incluidas en el estado consolidado de resultados en el rubro “Utilidad neta de operaciones financieras”.

Los ajustes por cambios en el valor razonable con origen en:

-	Los “Instrumentos financieros disponibles para la venta” se registran en Otros Resultados Integrales bajo “Cuentas de Valoración” en el patrimonio consolidado del Banco.

-	Cuando los instrumentos de inversión disponibles para la venta son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulados bajo “Cuentas de Valoración” son reclasificados al Estado Consolidado de Resultados.

Estados Financieros 2013 / Banco Santander Chile 17

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

v.	Operaciones de cobertura

El Banco utiliza los derivados financieros para las siguientes finalidades

i)	facilitar dichos instrumentos a los clientes que los solicitan en la gestión de sus riesgos de mercado y de crédito,
ii)	utilizarlos en la gestión de los riesgos de las posiciones propias de las entidades del Banco y de sus activos y pasivos (“derivados de cobertura”), y
iii)	para aprovechar en beneficio propio las alteraciones que experimenten estos derivados en su valor “(derivados de negociación)”.

Todo derivado financiero que no reúna las condiciones que permiten considerarlo como de cobertura se trata a efectos contables como un “derivado de negociación”.

Para que un derivado financiero se considere de cobertura, necesariamente tiene que:

1.	Cubrir uno de los siguientes tres tipos de riesgo:

a.	De variaciones en el valor de los activos y pasivos debidas a oscilaciones, entre otras, en el tipo de interés y/o tipo de cambio al que se encuentre sujeta la posición o saldo a cubrir (“cobertura de valores razonables”);
b.	De alteraciones en los flujos de efectivo estimados con origen en los activos y pasivos financieros, compromisos y transacciones altamente probables que se prevean llevar a cabo (“cobertura de flujos de efectivo”);
c.	La inversión neta en un negocio en el extranjero (“cobertura de inversiones netas en negocios en el extranjero”).

2.	Eliminar eficazmente algún riesgo inherente al elemento o posición cubierto durante todo el plazo previsto de cobertura, lo que implica que:

a.	En el momento de la contratación de la cobertura se espera que, en condiciones normales, ésta actúe con un alto grado de eficacia (“eficacia prospectiva”).
b.	Exista una evidencia suficiente de que la cobertura fue realmente eficaz durante toda la vida del elemento o posición cubierto (“eficacia retrospectiva”).

3.	Haberse documentado adecuadamente que la contratación del derivado financiero tuvo lugar específicamente para servir de cobertura de determinados saldos o transacciones y la forma en que se pensaba conseguir y medir esa cobertura, siempre que esta forma sea coherente con la gestión de los riesgos propios que lleva a cabo el Banco.

Las diferencias de valoración de las coberturas contables se registran según los siguientes criterios:

a.	En las coberturas de valor razonable, las diferencias producidas tanto en los elementos de cobertura como en los elementos cubiertos (en lo que refiere al tipo de riesgo cubierto) se reconocen directamente en la cuenta del Estado Consolidado de Resultados.

b.	En las coberturas del valor razonable del riesgo de tipo de interés de una cartera de instrumentos financieros, las ganancias o pérdidas que surgen al valorar los instrumentos de cobertura se reconocen directamente en el Estado Consolidado de Resultados, mientras que las ganancias o pérdidas debidas a variaciones en el valor razonable del importe cubierto (atribuibles al riesgo cubierto) se reconocen en el Estado Consolidado de Resultados utilizando como contrapartida “Utilidad neta de operaciones financieras”.

c.	En las coberturas de los flujos de efectivo, la parte eficaz de la variación del valor del instrumento de cobertura se registra en Otros Resultados Integrales en “Cuentas de valoración – Coberturas de flujos de efectivo” dentro del patrimonio, hasta el momento en que ocurran las transacciones previstas, registrándose entonces en el Estado Consolidado de Resultados, salvo que las transacciones previstas terminen en el reconocimiento de activos o pasivos no financieros, en cuyo caso son incluidos en el costo de dichos activos y pasivos no financieros.

d.	Las diferencias en valoración del instrumento de cobertura correspondientes a la parte ineficiente de las operaciones de cobertura de flujos de efectivo se llevan directamente al Estado Consolidado de Resultados, en “Utilidad neta de operaciones financieras”.

Estados Financieros 2013 / Banco Santander Chile 18

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Si un derivado designado como de cobertura, bien por su finalización, por su inefectividad o por cualquier otra causa, no cumple los requisitos indicados anteriormente, a efectos contables, dicho derivado pasa a ser considerado como un “derivado de negociación”. Cuando la “cobertura de valores razonables” es discontinuada, los ajustes a valor razonable del valor libro de la partida cubierta generados por el riesgo cubierto son amortizados contra ganancias y perdidas desde dicha fecha.

Cuando se interrumpen las “coberturas de flujos de efectivo”, el resultado acumulado del instrumento de cobertura reconocido en Otros Resultados Integrales en “Cuentas de Valoración” de patrimonio (mientras la cobertura era efectiva) se continuará reconociendo en patrimonio hasta que la transacción cubierta ocurra, momento en el que se registrará en el Estado Consolidado de Resultados, salvo que se prevea que no se va a realizar la transacción, en cuyo caso se registran inmediatamente en el Estado Consolidado de Resultados.

vi.	Derivados implícitos en instrumentos financieros híbridos

Los derivados implícitos en otros instrumentos financieros o en otros contratos principales se registran separadamente como derivados cuando sus riesgos y características no están estrechamente relacionados con los de los contratos principales y siempre que dichos contratos principales no se encuentren clasificados en las categorías de “Otros activos (pasivos) financieros a valor razonable con cambios en resultados” o como “Cartera de instrumentos para negociación”.

vii.	Compensación de instrumentos financieros

Los activos y pasivos financieros son objeto de compensación, es decir, de presentación en el Estado de Situación Financiera Consolidado por su importe neto, sólo cuando las entidades dependientes tienen tanto el derecho, exigible legalmente, de compensar los importes reconocidos en los citados instrumentos, como la intención de liquidar la cantidad neta, o de realizar el activo y proceder al pago del pasivo de forma simultánea.

viii.	Baja de activos y pasivos financieros

El tratamiento contable de las transferencias de activos financieros está condicionado por el grado y la forma en que se traspasan a terceros los riesgos y beneficios asociados a los activos que se transfieren:

i.	Si los riesgos y beneficios se traspasan sustancialmente a terceros, caso de las ventas incondicionales, de las ventas con pacto de retrocompra por su valor razonable en la fecha de la retrocompra, de las ventas de activos financieros con una opción de compra adquirida o de venta emitida profundamente fuera de dinero, de las utilizaciones de activos en que el cedente no retiene financiaciones subordinadas ni concede ningún tipo de mejora crediticia a los nuevos titulares y otros casos similares, el activo financiero transferido se da de baja del Estado de Situación Financiera Consolidado, reconociéndose simultáneamente cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

ii.	Si se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido, caso de las ventas de activos financieros con pacto de retrocompra por un precio fijo o por el precio de venta más un interés, de los contratos de préstamo de valores en los que el prestatario tiene la obligación de devolver los mismos o similares activos y otros casos análogos, el activo financiero transferido no se da de baja del Estado de Situación Financiera Consolidado y se continúa valorando con los mismos criterios utilizados antes de la transferencia. Por el contrario, se reconocen contablemente:

-	Un pasivo financiero asociado por un importe igual al de la contraprestación recibida, que se valora posteriormente a su costo amortizado.
-	Tanto los ingresos del activo financiero transferido (pero no dado de baja) como los gastos del nuevo pasivo financiero.

iii.	Si ni se transfieren ni se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido - caso de las ventas de activos financieros con una opción de compra adquirida o de venta emitida que no están profundamente dentro ni fuera de dinero, de las securitizaciones en las que el cedente asume una financiación subordinada u otro tipo de mejoras crediticias por una parte del activo transferido y otros casos semejantes - , se distingue entre:

Estados Financieros 2013 / Banco Santander Chile 19

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

1.	Si la entidad cedente no retiene el control del activo financiero transferido: se da de baja del Estado de Situación Financiera Consolidado y se reconoce cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

2.	Si la entidad cedente retiene el control del activo financiero transferido: continúa reconociéndolo en el Estado de Situación Financiera Consolidado por un importe igual a su exposición a los cambios de valor que pueda experimentar y reconoce un pasivo financiero asociado al activo financiero transferido. El importe neto del activo transferido y el pasivo asociado será el costo amortizado de los derechos y obligaciones retenidos, si el activo transferido se mide por su costo amortizado, o el valor razonable de los derechos y obligaciones retenidos, si el activo transferido se mide por su valor razonable.

De acuerdo con lo anterior, los activos financieros sólo se dan de baja del Estado de Situación Financiera Consolidado cuando se han extinguido los derechos sobre los flujos de efectivo que generan o cuando se han transferido sustancialmente a terceros los riesgos y beneficios que llevan implícitos. De forma similar, los pasivos financieros sólo se dan de baja del Estado de Situación Financiera Consolidado cuando se han extinguido las obligaciones que generan o cuando se adquieren con la intención de cancelarlos o de recolocarlos de nuevo.

i)	Reconocimiento de ingresos y gastos

A continuación se resumen los criterios más significativos utilizados por el Banco para el reconocimiento de sus ingresos y gastos:

i.	Ingresos y gastos por intereses y conceptos asimilados

Los ingresos y gastos por intereses y conceptos asimilados a ellos se reconocen contablemente en función de su período de devengo, por aplicación del método de interés efectivo.

No obstante, cuando una determinada operación presenta una morosidad igual o superior a 90 días, cuando su origen corresponde a una operación refinanciada o renegociada o cuando el deudor, a juicio del Banco presenta un alto grado de riesgo de incumplimiento, los intereses y reajustes correspondientes a estas operaciones no son reconocidos en el Estado Consolidado de Resultados, a menos que estos sean efectivamente percibidos.

Estos intereses y reajustes, se denominan en términos generales como “suspendidos” y son registrados en cuentas de orden, las cuales no forman parte de Estado de Situación Financiera Consolidado, sino que son informados como parte de la información complementaria de estos (Nota 24). Estos intereses son reconocidos como ingresos, cuando son efectivamente recaudados.

Sólo se vuelven a registrar los ingresos por intereses de “operaciones con devengo suspendido” cuando dichas operaciones se vuelven corrientes (es decir, se recibieron pagos que hacen que tengan menos de 90 días de incumplimiento) o cuando ya no están en las categorías C3, C4, C5 o C6 (en el caso de clientes con una evaluación individual de incumplimiento).

Los dividendos recibidos de sociedades, clasificados como “Inversiones en otras sociedades” son reconocidos en resultado cuando surge el derecho de recibirlos.

ii.	Comisiones, honorarios y conceptos asimilados

Los ingresos y gastos por comisiones y honorarios son reconocidos en el Estado Consolidado de Resultados utilizando distintos criterios según sea su naturaleza. Los más significativos son:

-	Los ingresos y gastos por comisiones y honorarios relacionados con activos y pasivos financieros medidos a valor razonable con cambios en resultados son reconocidos cuando son percibidos o pagados.
-	Aquellos que surgen de transacciones o servicios que se prolongan a lo largo del tiempo, los cuales son reconocidos durante la vida de tales transacciones o servicios.
-	Aquellos que responden a un acto singular, los cuales son reconocidos cuando se produce el acto que los origina.

iii.	Ingresos y gastos no financieros

Se reconocen contablemente de acuerdo con el criterio de devengo.

Estados Financieros 2013 / Banco Santander Chile 20

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

iv.	Comisiones en la formalización de préstamos

Las comisiones financieras que surgen en la formalización de préstamos, fundamentalmente las comisiones de apertura o de estudio e información, son periodificadas y registradas en el Estado Consolidado de Resultados a lo largo de la vida del préstamo.

En el caso de las comisiones de apertura, se registra inmediatamente en el Estado Consolidado de Resultados la parte correspondientes a los costos directos relacionados incurridos en la formalización de dichas operaciones.

j)	Deterioro

i.	Activos financieros:

Un activo financiero, distinto de los activos medidos a valor razonable con cambios en resultados, es evaluado en cada fecha de presentación de los estados financieros para determinar si existe evidencia objetiva de deterioro.

Un activo financiero o un grupo de activos financieros estará deteriorado, y se habrá producido una pérdida por deterioro del valor si, y solo si, existe evidencia objetiva del deterioro como resultado de uno o más eventos que hayan ocurrido después del reconocimiento inicial del activo (un “evento que causa la pérdida”), y ese evento o eventos causantes de la pérdida tengan un impacto sobre los flujos de efectivo futuros estimados del activo financiero o del grupo de activos financieros.

Una pérdida por deterioro en relación con activos financieros registrados al costo amortizado, se calcula como la diferencia entre el importe en libros del activo y el valor presente de los flujos de efectivo futuros estimados, descontados al tipo de interés efectivo original del activo financiero.

Una pérdida por deterioro en relación con un activo financiero disponible para la venta se calcula en base a una significativa prolongada disminución en su valor razonable.

Los activos financieros individualmente significativos son examinados individualmente para determinar su deterioro. Los activos financieros restantes son evaluados colectivamente en grupos que comparten características de riesgo crediticio similares.

Todas las pérdidas por deterioro son reconocidas en resultado. Cualquier pérdida acumulada en relación con un activo financiero disponible para la venta reconocido anteriormente en patrimonio es transferido al resultado.

El reverso de una pérdida por deterioro ocurre solo si éste puede ser relacionado objetivamente con un evento ocurrido después de que éste fue reconocido.

ii.	Activos no financieros:

El monto en libros de los activos no financieros del Banco, excluyendo propiedades de inversión son revisados en cada fecha de presentación de los estados financieros para determinar si existen indicios de deterioro. Si existen tales indicios, entonces se estima el monto a recuperar del activo.

En relación con otros activos, las pérdidas por deterioro reconocidas en períodos anteriores son evaluadas en cada fecha de presentación en búsqueda de cualquier indicio de que la pérdida haya disminuido o haya desaparecido. Una pérdida por deterioro se revertirá solo en la medida que no exceda al monto acumulado de perdidas por deterioro registradas.

k)	Activo fijo

Incluye el importe de los inmuebles, terrenos, mobiliario, vehículos, equipos de informática y otras instalaciones de propiedad de las entidades consolidadas o adquiridos en régimen de arrendamiento financiero. Los activos se clasificarán en función de su uso:

Estados Financieros 2013 / Banco Santander Chile 21

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

i. Activo fijo de uso propio

El activo fijo de uso propio (que incluye, entre otros, los activos materiales recibidos por las entidades consolidadas para la liquidación, total o parcial, de activos financieros que representan derechos de cobro frente a terceros y a los que se prevé dar un uso continuado y propio, así como los que se están adquiriendo en régimen de arrendamiento financiero) se presenta a su costo de adquisición, menos su correspondiente depreciación acumulada y, si procede, las pérdidas por deterioro que resultan de comparar el valor neto de cada partida con su correspondiente importe recuperable.

A estos efectos, el costo de adquisición de los activos adjudicados se asimila al importe neto de los activos financieros entregados a cambio de su adjudicación.

La depreciación se calcula, aplicando el método lineal, sobre el costo de adquisición de los activos menos su valor residual, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida indefinida y que, por tanto, no son objeto de depreciación.

El Banco debe aplicar las siguientes vidas útiles a los bienes físicos que conformen el activo:

RUBRO	Vida Útil (Meses)

Terrenos	-
Cuadros y obras de arte	-
Bienes retirados por enajenar	-
Alfombras y cortinajes	36
Computadores y equipos periféricos	36
Vehículos	36
Software y sistemas computacionales	36
Cajeros automáticos y tele consultas	60
Máquinas y equipos en general	60
Mobiliario de oficina	60
Sistemas telefónicos y comunicación	60
Sistemas de seguridad	60
Derechos sobre líneas telefónicas	60
Sistemas de climatización	84
Instalaciones en general	120
Sistemas de seguridad (adquisiciones hasta Octubre 2002)	120
Construcciones	1.200

Con ocasión de cada cierre contable, las entidades consolidadas analizan si existen indicios de que el valor neto de los elementos de su activo material excede de su correspondiente importe recuperable, en cuyo caso, reducen el valor en libros del activo de que se trate hasta su importe recuperable y ajustan los cargos futuros por concepto de depreciación en proporción a su valor en libros ajustado y a su nueva vida útil remanente, en el caso de ser necesaria una reestimación de la misma.

De forma similar, cuando existen indicios de que se ha recuperado el valor de un activo material, las entidades consolidadas registran la reversión de la pérdida por deterioro contabilizada en períodos anteriores y ajustan en consecuencia los cargos futuros en concepto de su depreciación. En ningún caso la reversión de la pérdida por deterioro de un activo puede suponer el incremento de su valor en libros por encima de aquél que tendría si no se hubieran reconocido pérdidas por deterioro en ejercicios anteriores.

Asimismo, al menos al final del ejercicio, se procede a revisar las vidas útiles estimadas de los elementos del activo fijo de uso propio, de cara a detectar cambios significativos en las mismas que, de producirse, se ajustarán mediante la correspondiente corrección del cargo al Estado Consolidado de Resultados de ejercicios futuros de la cuota de depreciación en virtud de las nuevas vidas útiles.

Los gastos de conservación y mantenimiento de los activos materiales de uso propio se cargan a los resultados del ejercicio en que se incurren.

Estados Financieros 2013 / Banco Santander Chile 22

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

ii.	Activos cedidos en arrendamiento operativo

Los criterios aplicados para el reconocimiento del costo de adquisición de los activos cedidos en arrendamiento operativo, para su amortización, para la estimación de sus respectivas vidas útiles y para el registro de sus pérdidas por deterioro, coinciden con los descritos en relación con los activos fijos de uso propio.

l)	Leasing

i.	Leasing financiero

Los leasing financieros son arrendamientos que transfieren substancialmente todos los riesgos y beneficios desde el propietario del activo arrendado al arrendatario.

Cuando las entidades consolidadas actúan como arrendadoras de un bien, la suma de los valores presentes de los pagos que recibirán del arrendatario incluido el precio de ejercicio de la opción de compra del arrendatario a la finalización del contrato, lo que equivale a un pago adicional de la cuota de arrendamiento, por lo que existe una razonable seguridad de que se ejercerá la opción se registra como un financiamiento a terceros, por lo que se incluye en el rubro “Créditos y cuentas por cobrar a clientes” del Estado de Situación Financiera Consolidado.

Cuando las entidades consolidadas actúan como arrendatarias, presentan el costo de los activos arrendados en el Estado de Situación Financiera Consolidado según la naturaleza del bien objeto del contrato y, simultáneamente, un pasivo por el mismo importe (que será el menor del valor razonable del bien arrendado o de la suma de los valores presentes de las cantidades a pagar al arrendador más, en su caso, el precio de ejercicio de la opción de compra). Estos activos se deprecian con criterios similares a los aplicados al conjunto de los activos fijos de uso propio.

En ambos casos, los ingresos y gastos financieros con origen en estos contratos se abonan y cargan, respectivamente, al Estado Consolidado de Resultados, en los ítems “Ingresos por intereses” y “Gastos por intereses”, a fin de lograr una tasa constante de rendimiento durante el plazo del arrendamiento.

ii.	Leasing operativo

En las operaciones de arrendamiento operativo, la propiedad del bien arrendado, y sustancialmente todos los riesgos y beneficios que recaen sobre el bien, permanecen en el arrendador.

Cuando las entidades consolidadas actúan como arrendadoras, presentan el costo de adquisición de los bienes arrendados en el ítem “Activo fijo”. Estos activos se deprecian de acuerdo con las políticas adoptadas para los activos materiales similares de uso propio y los ingresos procedentes de los contratos de arrendamiento se reconocen en el Estado Consolidado de Resultados de forma lineal, en el ítem “Otros resultados operacionales”.

Cuando las entidades consolidadas actúan como arrendatarias, los gastos del arrendamiento incluyendo incentivos concedidos, en su caso, por el arrendador, se cargan linealmente a sus cuentas de pérdidas y ganancias consolidadas, en el rubro “Otros gastos operacionales” en el Estado Consolidado de Resultados.

iii.	Ventas con arrendamiento posterior

En el caso de ventas a su valor razonable con arrendamiento operativo posterior, los resultados generados se registran en el momento de la venta. En el caso de arrendamiento financiero posterior, los resultados generados se amortizan a lo largo del plazo de arrendamiento.

m)	Operaciones de factoring

Las operaciones de factoring se valorizan por los montos desembolsados por el Banco a cambio de las facturas u otros instrumentos de comercio representativos de crédito que el cedente entrega al Banco. La diferencia de precios entre las cantidades desembolsadas y el valor nominal real de los créditos se registra en el Estado Consolidado de Resultados como ingresos por intereses, a través del método del tipo de interés efectivo, durante el período de financiamiento.

En aquellos casos en que la cesión de estos instrumentos se realiza sin responsabilidad por parte del cedente, es el Banco quien asume los riesgos de insolvencia de los obligados al pago.

Estados Financieros 2013 / Banco Santander Chile 23

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

n)	Activos intangibles

Los activos intangibles son identificados como activos no monetarios (separados de otros activos) sin sustancia física que surge como resultado de una transacción legal o son desarrollados internamente por las entidades consolidadas. Son activos cuyo costo puede ser estimado confiablemente y por los cuales las entidades consolidadas consideran probable que sean reconocidos beneficios económicos futuros.

Los activos intangibles son reconocidos inicialmente a su costo de adquisición o producción y son subsecuentemente medidos a su costo menos cualquier amortización acumulada o menos cualquier pérdida por deterioro acumulada.

Software desarrollado internamente

Los software desarrollados internamente son reconocidos como un activo intangible si, entre otros requisitos (básicamente la capacidad del Banco para usarlo o venderlo), puede ser identificado y tienen capacidad para generar beneficios económicos futuros. La estimación de la vida útil del software es de 3 años.

Los activos intangibles son amortizados linealmente utilizando la vida útil estimada, la cual se ha definido en 36 meses.

Los gastos en actividades de investigación son reconocidos como un gasto en el año en que estos son incurridos y no son posteriormente capitalizados.

o)	Efectivo y efectivo equivalente

Para la elaboración del estado de flujo de efectivo se ha utilizado el método indirecto, en el que partiendo del resultado consolidado del Banco antes de impuestos se incorporan las transacciones no monetarias, así como de los ingresos y gastos asociados con flujos de efectivo de actividades clasificadas como de inversión o financiamiento.

Para la elaboración del estado de flujos de efectivo se toman en consideración los siguientes conceptos:

i.	Flujos de efectivo: las entradas y salidas de efectivo y de efectivo equivalentes, entendiendo por éstas los saldos en partidas tales como: depósitos en el Banco Central de Chile, depósitos en Bancos Nacionales, depósitos en el exterior.
ii.	Actividades operacionales: corresponden a las actividades normales realizadas por los bancos, así como otras actividades que no pueden ser calificadas como de inversión o de financiamiento.
iii.	Actividades de inversión: corresponden a la adquisición, enajenación o disposición por otros medios, de activos a largo plazo y otras inversiones no incluidas en el efectivo y equivalente de efectivo.
iv.	Actividades de financiamiento: las actividades que producen cambios en el tamaño y composición del patrimonio neto y de los pasivos que no forman parte de las actividades operacionales o de inversión.

p)	Provisiones por riesgo de crédito

El Banco ha establecido provisiones para probables pérdidas en créditos y cuentas por cobrar a clientes de acuerdo con las instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras y los modelos de calificación y evaluación de riesgo de crédito aprobado por el Comité de Directores.

El Banco ha construido modelos para la determinación de provisiones por riesgo de crédito apropiado de acuerdo al tipo de cartera u operaciones, para lo cual, los créditos y cuentas por cobrar a clientes se dividen en tres categorías:

i.	Colocaciones de consumo,
ii.	Colocaciones para vivienda, y
iii.	Colocaciones comerciales.

Con el objeto de determinar sus provisiones por riesgo de crédito, el Banco realiza una evaluación de los créditos y cuentas por cobrar a clientes tal y como se indica a continuación:

Estados Financieros 2013 / Banco Santander Chile 24

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

-	Evaluación individual de deudores – Cuando se reconoce al deudor como individualmente significativo, vale decir, con niveles de deuda significativos y para aquellos que, aun no siéndolo, no son susceptibles de ser clasificados en un grupo de activos financieros con similares características de riesgo de crédito, y que por su tamaño, complejidad o nivel de exposición se requiere conocerla en detalle.

-	Evaluación grupal de deudores - Las evaluaciones grupales resultan pertinentes para abordar un alto número de operaciones cuyos montos individuales son bajos y se trate de personas naturales o de empresas de tamaño pequeño. El Banco agrupa a los deudores con similares características de riesgo de crédito asociando a cada grupo una determinada probabilidad de incumplimiento y un porcentaje de recuperación basado en un análisis histórico fundamentado.

A continuación se describen los modelos utilizados en la determinación de las provisiones por riesgo de crédito:

I.	Provisiones para las evaluaciones individuales

La evaluación individual de los deudores comerciales es necesaria de acuerdo a lo establecido por la SBIF cuando se trate de empresas que por su tamaño, complejidad o nivel de exposición con la entidad, sea necesario conocerlas y analizarlas en detalle.

El Banco para efectos de constituir sus provisiones asigna una categoría de riesgo para cada deudor y sus respectivos préstamos y créditos contingentes, previa asignación a una de las categorías de cartera: Normal, Subestándar e Incumplimiento. Los factores de riesgo utilizados en la asignación son: la industria o el sector, situación del negocio, socios y administración, su situación financiera y capacidad de pago; y el comportamiento de pago.

Las categorías de cartera y sus definiciones son las siguientes:

i.	Cartera en Cumplimiento Normal, la cual corresponde a deudores cuya capacidad de pago les permite cumplir con sus obligaciones y compromisos, y no se visualiza que esta condición cambie, de acuerdo a la situación económica-financiera. Las clasificaciones asignadas a esta cartera son las categorías A1 hasta A6.

ii.	Cartera Subéstandar, incluye deudores con dificultades financieras o empeoramiento significativo de su capacidad de pago y sobre los que hay dudas razonables acerca del reembolso total del capital e intereses en los términos contractuales pactados, mostrando una baja holgura para cumplir con sus obligaciones financieras de corto plazo. Las clasificaciones asignadas a esta cartera son las categorías B1 hasta B4.

iii.	Cartera en Incumplimiento, incluye a los deudores y sus créditos para los cuales se considera remota su recuperación, pues muestran una deteriorada o nula capacidad de pago, forman parte de esta cartera aquellos deudores con indicios evidentes de una posible quiebra, aquellos que requieren una reestructuración forzada de deudas y cualquier deudor que presente un atraso igual o superior a 90 días en el pago de intereses o capital. Las clasificaciones asignadas a esta cartera son las categorías C1 hasta C6.

Estados Financieros 2013 / Banco Santander Chile 25

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Carteras en Cumplimiento Normal y Subestándar

Como parte del análisis individual de los deudores, el Banco clasifica a los deudores en las siguientes categorías, asignándoles los porcentajes de probabilidad de incumplimiento y de pérdida dado el incumplimiento, los cuales dan como resultado los porcentajes de pérdida esperada:

Tipo de Cartera	Categoría del Deudor	Probabilidad de Incumplimiento (%)	Pérdida dado el Incumplimiento (%)	Pérdida Esperada (%)
Cartera Normal	A1	0,04	90,0	0,03600
	A2	0,10	82,5	0,08250
	A3	0,25	87,5	0,21875
	A4	2,00	87,5	1,75000
	A5	4,75	90,0	4,27500
	A6	10,00	90,0	9,00000
Cartera Subestándar	B1	15,00	92,5	13,87500
	B2	22,00	92,5	20,35000
	B3	33,00	97,5	32,17500
	B4	45,00	97,5	43,87500

El Banco para determinar el monto de provisiones, primeramente determina la exposición afecta, la cual abarca el valor contable de los préstamos y cuentas por cobrar del cliente más los créditos contingentes, menos los importes que sean factibles de recuperar a través de la ejecución de las garantías, a dicha exposición se le aplica los porcentajes de perdida respectivos.

Cartera en Incumplimiento

Para efectos de constituir las provisiones sobre la cartera en incumplimiento, primeramente se determina una tasa de pérdida esperada, deduciendo los montos susceptibles de recuperar vía ejecución de garantías y el valor presente de las recuperaciones obtenidas a través de acciones de cobranza neto de gastos asociados.

Una vez determinado el rango de pérdida esperada, se aplica el porcentaje de provisión respectivo sobre el monto exposición que comprende los préstamos mas los créditos contingentes del mismo deudor.

Los porcentajes de provisión que son aplicados sobre la exposición son los siguientes:

Clasificación	Rango de pérdida estimada	Provisión
C1	Hasta 3%	2%
C2	Más de 3% hasta 20%	10%
C3	Más de 20% hasta 30%	25%
C4	Más de 30% hasta 50%	40%
C5	Más de 50% hasta 80%	65%
C6	Más de 80%	90%

Estados Financieros 2013 / Banco Santander Chile 26

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

II.	Provisiones de evaluación grupal

Las evaluaciones grupales resultan pertinentes para abordar un alto número de operaciones cuyos montos individuales son bajos y se trate de personas naturales o de empresas de tamaño pequeño.

Los niveles de provisiones requeridas han sido determinados por el Banco, de acuerdo a la determinación de pérdida de los créditos, mediante la clasificación y agrupación de la cartera de colocaciones en función de la similitud de las características relativas al riesgo de crédito, indicativas de la capacidad del deudor para pagar todos los importes de acuerdo con las condiciones del contrato. Para esto se utiliza un modelo basado en las características de los deudores, historial de pago, préstamos pendientes y morosidad entre otros factores relevantes.

El Banco utiliza metodologías para la determinación del riesgo de crédito, basadas en modelos internos para la estimación de provisiones para la cartera evaluada grupalmente, donde incluye créditos comerciales para deudores no evaluados individualmente, créditos para vivienda y consumo (incluyendo créditos en cuotas, tarjetas de crédito y líneas de sobregiro). Dicha metodología permite identificar en forma independiente el comportamiento de la cartera a un año vista, determinando de esta manera la provisión necesaria para cubrir las pérdidas que se manifiestan en el periodo de un año desde la fecha de balance.

Los clientes son segmentados de acuerdo a sus características internas y externas en grupos o perfiles, para diferenciar el riesgo de cada cartera de una manera más adecuada y ordenada (modelo cliente-cartera), esto se conoce como el método de asignación de perfil.

El método de asignación de perfil se establece en base a un método de construcción estadístico, constituyendo una relación a través de una regresión logística entre variables tales como; morosidad, comportamiento externo, variables socio-demográficas, entre otras y una variable de respuesta que determina el riesgo del cliente, en este caso mora igual o superior a 90 días. Posteriormente, se establecen perfiles comunes a los cuales se les determina una probabilidad de incumplimiento (PI) y un porcentaje de recuperación basado en un análisis histórico fundamentado que se reconoce como la pérdida dado el incumplimiento (PDI).

Por consiguiente, una vez que han perfilado a los clientes y asignado una PI y PDI en relación al perfil al cual pertenece el crédito, calcula la exposición afecta, la cual abarca el valor contable de los préstamos y cuentas por cobrar del cliente más los créditos contingentes, menos los importes que sean factibles de recuperar a través de la ejecución de las garantías (para créditos distintos a los créditos de consumo).

Cambios en las estimaciones contables

Durante el año 2012, y respondiendo al proceso continuo de mejoramiento y monitoreo de los modelos de provisiones, el Banco efectuó mejoras en su modelo de provisiones sobre los créditos de consumo. Hasta junio de 2012, las tasas de pérdida estimadas en dicho modelo, eran determinadas a través del comportamiento histórico de los castigos netos de recuperaciones que existía en cada perfil de riesgo. Es importante mencionar que esta metodología solo consideraba datos de deuda histórica para cada perfil específico y no contemplaba la utilización de otra información estadística distinta a la mencionada. A partir de junio de 2012 la tasa de pérdida se estimó como la multiplicación entre la probabilidad de incumplimiento (PI) y la pérdida dado el incumplimiento (PDI), determinadas de acuerdo al comportamiento histórico de los distintos perfiles y basado en un análisis histórico debidamente fundamentado. Los cambios comentados generaron un efecto en resultados por MM$ 24.753. El efecto de estas mejoras fue tratado como un cambio en la estimación, de acuerdo a la Norma Internacional de Contabilidad N° 8 “Políticas contables, cambios en las estimaciones y errores”, por lo tanto el efecto se registró en el Estado Consolidado de Resultados del ejercicio correspondiente.

A juicio de la Administración, es impracticable determinar los efectos de estos cambios de estimación contable para periodos futuros.

Estados Financieros 2013 / Banco Santander Chile 27

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

III.	Provisiones adicionales

Bajo las normas de la SBIF, a los bancos se les permite establecer provisiones por sobre los límites descritos anteriormente, a fin de resguardarse del riesgo de fluctuaciones económicas no predecibles que puedan afectar el entorno macroeconómico o la situación de un sector económico específico.

Estas provisiones de acuerdo a lo establecido en el número 10 del Capítulo B-1 del Compendio de Normas Contables de la SBIF, se informarán en el pasivo al igual que las provisiones sobre créditos contingentes.

IV.	Castigos

Por regla general, los castigos deben efectuarse cuando expiren los derechos contractuales sobre los flujos de efectivo. Al tratarse de colocaciones, aun cuando no ocurriera lo anterior, se procederá a castigar los respectivos saldos del activo de acuerdo con lo indicado en el título II del Capítulo B-2 del Compendio de Normas Contables de la Superintendencia de Bancos e Instituciones Financieras.

Los castigos de que se trata se refieren a las bajas en el Estado de Situación Financiera Consolidado del activo correspondiente a la respectiva operación incluyendo, por consiguiente, aquella parte que pudiera no estar vencida si se tratara de un crédito pagadero en cuotas o parcialidades, o de una operación de leasing (no existen castigos parciales).

Los castigos se contabilizan siempre con cargo a las provisiones por riesgo de crédito constituidas, de acuerdo con lo indicado en el Capítulo B-1 del Compendio de Normas Contables, cualquiera sea la causa por la cual se procede al castigo. Los pagos posteriores que se obtuvieran por las operaciones castigadas se reconocerán en el Estado Consolidado de Resultados como Recuperaciones de créditos castigados.

Los castigos de los créditos y cuentas por cobrar se realizan sobre las cuotas vencidas, morosas y vigentes, y el plazo debe computarse desde el inicio de su mora, es decir, efectuarse cuando el tiempo de mora de una cuota o porción de crédito de una operación alcance el plazo para castigar que se dispone a continuación:

Tipo de colocación	Plazo

Créditos de consumo con o sin garantías reales	6 meses
Otras operaciones sin garantías reales	24 meses
Créditos comerciales con garantías reales	36 meses
Créditos hipotecarios para vivienda	48 meses
Leasing de consumo	6 meses
Otras operaciones de leasing no inmobiliario	12 meses
Leasing inmobiliario (comercial y vivienda)	36 meses

Cualquier renegociación de un crédito ya castigado no dará origen a ingresos, mientras la operación siga teniendo la calidad de deteriorada, debiendo tratarse los pagos efectivos que se reciban, como recuperaciones de créditos castigados.

El crédito renegociado sólo se podrá reingresar al activo si deja de tener la calidad de deteriorado, reconociendo también el ingreso por la activación como recuperación de créditos castigados.

V.	Recuperaciones de créditos y cuentas por cobrar a clientes previamente castigados

Las recuperaciones de créditos y cuentas por cobrar a clientes, previamente castigados, son registradas en el Estado Consolidado de Resultados como una reducción de las provisiones por riesgo de crédito.

Estados Financieros 2013 / Banco Santander Chile 28

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

q)	Provisiones, activos y pasivos contingentes

Las provisiones son pasivos en los que existe incertidumbre acerca de su cuantía o vencimiento. Estas provisiones se reconocen en el Estado de Situación Financiera Consolidado cuando se cumplen los siguientes requisitos en forma copulativa:

i.	Es una obligación presente (legal o constructiva) como resultado de hechos pasados y,
ii.	A la fecha de los estados financieros es probable que el Banco tenga que desprenderse de recursos para cancelar la obligación y la cuantía de estos recursos puedan medirse de manera fiable.

Un activo o pasivo contingente es toda obligación surgida de hechos pasados cuya existencia quedará confirmada sólo si llegan a ocurrir uno o más sucesos futuros inciertos y que no están bajo el control del Banco.

Se califican como contingentes en información complementaria lo siguiente:

i.	Avales y fianzas: Comprende los avales, fianzas y cartas de crédito stand by a que se refiere el Capítulo 8-10 de la Recopilación Actualizada de Normas. Además, comprende las garantías de pago de los compradores en operaciones de factoraje, según lo indicado en el Capítulo 8-38 de dicha Recopilación.

ii.	Cartas de crédito del exterior confirmadas: Corresponde a las cartas de crédito confirmadas por el Banco.

iii.	Cartas de crédito documentarias: Incluye las cartas de créditos documentarias emitidas por el Banco, que aún no han sido negociadas.

iv.	Boletas de garantía: Corresponde a las boletas de garantía enteradas con pagaré a que se refiere el Capítulo 8-11 de la Recopilación Actualizada de Normas.

v.	Cartas de garantía interbancarias: Corresponde a las cartas de garantía emitidas según lo previsto en el título II del Capítulo 8-12 de la Recopilación Actualizada de Normas.

vi.	Líneas de crédito de libre disposición: Considera los montos no utilizados de líneas de crédito que permiten a los clientes hacer uso del crédito sin decisiones previas por parte del Banco (por ejemplo, con el uso de tarjetas de crédito o sobregiros pactados en cuentas corrientes).

vii.	Otros compromisos de crédito: Comprende los montos no colocados de créditos comprometidos, que deben ser desembolsados en una fecha futura acordada o cursados al ocurrir los hechos previstos contractualmente con el cliente, como puede suceder en el caso de líneas de crédito vinculadas al estado de avance de proyectos de construcción o similares.

viii.	Otros créditos contingentes: Incluye cualquier otro tipo de compromiso de la entidad que pudiere existir y que puede dar origen a un crédito efectivo al producirse ciertos hechos futuros. En general, comprende operaciones infrecuentes tales como la entrega en prenda de instrumentos para garantizar el pago de operaciones de crédito entre terceros u operaciones con derivados contratados por cuenta de terceros que puedan implicar una obligación de pago y no se encuentran cubiertos con depósitos.

Las cuentas anuales consolidadas recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario.

Estados Financieros 2013 / Banco Santander Chile 29

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Las provisiones son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir o disminuyen.

Las provisiones se clasifican en función de las obligaciones cubiertas, siendo estas las siguientes:

-	Provisiones para beneficios y remuneraciones del personal
-	Provisión para dividendos mínimos
-	Provisiones por riesgo de créditos contingentes
-	Provisiones por contingencias

r)	Impuesto a la renta e impuestos diferidos

El Banco reconoce, cuando corresponde, activos y pasivos por impuestos diferidos por la estimación futura de los efectos tributarios atribuibles a diferencias entre los valores contables de los activos, pasivos y sus valores tributarios. La medición de los activos y pasivos por impuestos diferidos se efectúa en base a la tasa de impuesto que, de acuerdo a la legislación tributaria vigente, se deba aplicar en el año en que los activos y pasivos por impuestos diferidos sean realizados o liquidados. Los efectos futuros de cambios en la legislación tributaria o en las tasas de impuestos son reconocidos en los impuestos diferidos a partir de la fecha en que la ley que aprueba dichos cambios sea publicada.

s)	Uso de estimaciones

La preparación de los estados financieros requiere que la Administración realice juicios, estimaciones y supuestos que afectan la aplicación de las políticas de contabilidad y los montos de activos, pasivos, ingresos y gastos presentados. Los resultados reales pueden diferir de estas estimaciones.

En ciertos casos los principios contables generalmente aceptados requieren que los activos o pasivos sean registrados o presentados a su valor razonable. El valor razonable es el monto al cual un activo puede ser intercambiado, o un pasivo cancelado entre un comprador y un vendedor interesado y debidamente informado, que realizan una transacción libre. Cuando los precios de mercado en mercados activos están disponibles han sido utilizados como base de valoración. Cuando los precios de mercado en mercados activos no están disponibles, el Banco ha estimado aquellos valores basado en la mejor información disponible, incluyendo el uso de modelos internos valorización y otras técnicas de evaluación.

El Banco ha establecido provisiones para cubrirse de posibles pérdidas por créditos de acuerdo a las regulaciones emitidas por la Superintendencia de Bancos e Instituciones Financieras. Estas regulaciones requieren que para estimar las provisiones, sean éstas evaluadas regularmente tomando en consideración factores como cambios en la naturaleza y tamaño de la cartera de créditos, tendencias en la cartera prevista, calidad crediticia y condiciones económicas que puedan afectar a la capacidad de pago de los deudores. Los incrementos en provisiones por riesgo de créditos son presentadas como “Provisiones por riesgo de crédito” en el Estado Consolidado de Resultados. Los préstamos son castigados cuando la Administración determina que el préstamo o una parte de este no puede ser cobrado. Los castigos son registrados como una reducción de las provisiones por riesgo de crédito.

Las estimaciones y supuestos relevantes son revisados regularmente por la Administración del Banco a fin de cuantificar algunos activos, pasivos, ingresos, gastos y compromisos. Las revisiones de las estimaciones contables son reconocidas en el período en que la estimación es revisada y en cualquier período futuro afectado.

Principalmente, estas estimaciones, realizadas en función de la mejor información disponible, se refieran a:

-	Las pérdidas por deterioros de determinados activos (Notas 7, 8, 9 y 31)
-	La vida útil de los activos materiales e intangibles (Notas 12, 13 y 31)
-	El valor razonable de activos y pasivos (Notas 6, 7, 11 y 34)
-	Contingencias y compromisos (Nota 20)
-	Impuestos corrientes e impuestos diferidos (Nota 14)

Estados Financieros 2013 / Banco Santander Chile 30

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

t)	Activos no corrientes mantenidos para la venta

Los activos no corrientes (o grupo enajenable que comprende activos y pasivos) que se espera sean recuperados principalmente a través de ventas en lugar de ser recuperados mediante su uso continuo son clasificados como mantenidos para la venta. Inmediatamente antes de esta clasificación, los activos (o elementos de un grupo enajenable) son vueltos a medir de acuerdo con las políticas contables del Banco. A partir de ese momento, los activos (o grupo de enajenación) son medidos al menor valor entre el valor en libros y el valor razonable menos el costo de ventas.

Cualquier pérdida por deterioro es primero asignado al goodwill y luego a los activos y pasivos restantes en base a prorrateo, excepto en el caso que ninguna pérdida haya sido registrada en los activos financieros, los activos diferidos, los planes de activos de beneficios a los empleados y la propiedad de inversión, que siguen siendo evaluados según las políticas contables del Banco. Las pérdidas por deterioro en la clasificación inicial de mantenidas para la venta y con ganancias y pérdidas posteriores a la revalorización, son reconocidas en el resultado. Las ganancias no son reconocidas si superan cualquier pérdida acumulativa.

Al 31 de marzo de 2013 y 2012 y al 31 de diciembre de 2012 el Banco no ha clasificado activos no corrientes como mantenidos para la venta.

Bienes recibidos o adjudicados en pago

Los bienes recibidos o adjudicados en pago de créditos y cuentas por cobrar a clientes son registrados, en el caso de las daciones en pago, al precio convenido entre las partes o, por el contrario, en aquellos casos donde no exista acuerdo entre estas, por el monto por el cual el Banco se adjudica dichos bienes en un remate judicial. En ambos casos una evaluación independiente del valor de mercado de los bienes es determinado sobre la base del estado en que se adquieran.

De existir un exceso de los créditos y cuentas por cobrar a clientes respecto del valor razonable del bien recibido o adjudicado en pago menos los costos de enajenación, son reconocidos en el Estado Intermedio Consolidado de Resultado bajo el rubro “Provisión por riesgo de crédito”.

Posteriormente, estos bienes son valorizados por el menor importe entre el valor registrado en un inicio y su valor neto de realización, el cual corresponde a su valor razonable (valor de liquidez determinado a través de una tasación independiente) menos sus respectivos costos de ventas. Las diferencias entre ambos son reconocidas en el Estado Intermedio Consolidado de Resultado bajo el rubro “Otros gastos operacionales”.

Las tasaciones independientes se efectúan al menos casa 18 meses y los valores razonables son actualizados.

En general, se estima que estos bienes serán enajenados dentro del plazo de un año contado desde su fecha de adjudicación. En cumplimiento de lo dispuesto por el artículo 84 de la Ley General de Bancos, aquellos bienes que no son vendidos dentro de dicho plazo, son castigados en una única cuota.

u)	Utilidad por acción

La utilidad básica por acción se determina dividiendo el resultado neto atribuido a los propietarios del Banco entre el número promedio ponderado de las acciones en circulación durante ese período.

El beneficio diluido por acción se determina de forma similar al beneficio básico, pero el número promedio ponderado de acciones en circulación se ajusta para tener en cuenta el efecto dilusivo potencial de las opciones sobre acciones, warrants y deuda convertible.

Al 31 de marzo de 2013 y 2012 y al 31 de diciembre de 2012 el Banco no posee instrumentos que generen efectos dilusivos en el patrimonio.

Estados Financieros 2013 / Banco Santander Chile 31

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

v)	Adquisición (cesión) temporal de activos

Compras (ventas) de activos financieros bajo acuerdos de retroventa no opcional (retrocompra) a un precio fijo (“repos”) son reconocidos en el Estado de Situación Financiera Consolidado como una cesión (recepción) financiera, basada en la naturaleza del deudor (acreedor), en los ítems “Depósitos en el Banco Central de Chile”, “Depósitos en instituciones financieras” o “Créditos y cuentas por cobrar a clientes” (“Depósitos del Banco Central de Chile”, “Depósitos de instituciones financieras” o “Depósitos y captaciones”).

La diferencia entre los precios de compra y venta se registra como intereses financieros durante la vida del contrato.

w)	Patrimonios y fondos de inversión gestionados por el Banco

Los patrimonios administrados por las distintas sociedades que forman parte del perímetro de consolidación del Banco (Santander Asset Management S.A Administradora General de Fondos y Santander S.A. Sociedad Securitizadora) que son propiedad de terceros no se incluyen en el Estado de Situación Financiera Consolidado. Las comisiones generadas por esta actividad se incluyen en el saldo del rubro “Ingresos por comisiones” del Estado Consolidado de Resultados.

x)	Provisión dividendos mínimos

Al 31 de marzo de 2013 y 2012 y al 31 de diciembre de 2012, el Banco reconoció un pasivo (provisión) por dividendos mínimos u obligatorios. Esta provisión se realiza en base a lo estipulado en el artículo 79 la Ley de Sociedades Anónimas, coincidente con la política interna de dividendos del Banco, la cual estipula que al menos se distribuirá el 30% del resultado neto del ejercicio, salvo acuerdo diferente adoptado en la junta de accionistas respectiva, por la unanimidad de las acciones emitidas. Esta provisión es registrada como una disminución de las “Utilidades Retenidas” bajo el concepto “Provisión dividendo mínimo” dentro del Estado Consolidado de Cambios en el Patrimonio.

y)	Beneficios al Personal

i.	Retribuciones post – empleo – Plan de beneficio definido:

De acuerdo con los convenios colectivos laborales vigentes y otros acuerdos, el banco tiene asumido el compromiso de complementar las prestaciones de los sistemas públicos que correspondan a determinados empleados y a sus derecho habientes en los casos de jubilación, incapacidad permanente o fallecimiento, las remuneraciones e indemnizaciones pendientes de pago, aportaciones a sistemas de previsión para los empleados prejubilados y las atenciones sociales post-empleo.

Características del Plan:

Las principales características del Plan de Beneficios post – empleo impulsada por el Grupo Santander Chile son:

a.	Orientado a los Directivos del Grupo.
b.	El requisito general para optar a este beneficio, es estar en ejercicio de su cargo al momento de cumplir los 60 años.
c.	El Banco tomará un seguro (fondo de ahorro) a su nombre, por el cual deberá realizar periódicamente el pago de la respectiva prima (aporte).
d.	El Banco será el responsable de otorgar los beneficios en forma directa.

El Banco registra en la línea de “Provisiones por otros beneficios al personal” del pasivo del Estado de Situación Financiera Consolidado (o en el activo, en el rubro “Otros activos”, dependiendo del signo de la diferencia) el valor presente de los compromisos post-empleo de prestación definida, netos del valor razonable de los “activos del plan” y de las ganancias y/o pérdidas actuariales netas acumuladas no registradas, puestas de manifiesto en la valoración de estos compromisos que son diferidas en virtud del tratamiento de la denominada “banda de fluctuación”, y del “costo por los servicios pasados”, según se explica a continuación.

Se consideran “activos del plan” aquellos con los cuales se liquidarán directamente las obligaciones y reúnen las siguientes condiciones:

Estados Financieros 2013 / Banco Santander Chile 32

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

-	No son propiedad de las entidades consolidadas, sino de un tercero separado legalmente y sin el carácter de parte vinculada al Banco.
-	Sólo están disponibles para pagar o financiar retribuciones post-empleo y no pueden retornar a las entidades consolidadas, salvo cuando los activos que quedan en dicho plan son suficientes para cumplir todas las obligaciones del plan o de la entidad relacionadas con las prestaciones de los empleados actuales o pasados o para rembolsar las prestaciones de los empleados ya pagadas por el Banco.

Se consideran “ganancias y pérdidas actuariales” las que procedan de las diferencias entre hipótesis actuariales previas y la realidad y de cambios en las hipótesis actuariales utilizadas. El Banco aplica, por planes, el criterio de la “banda de fluctuación”, por lo que registra en el Estado Consolidado de Resultados la cuantía que resulta al dividir entre cinco el importe neto de las ganancias y/o pérdidas actuariales acumuladas no reconocidas al inicio de cada ejercicio que exceda el 10% del valor presente de las obligaciones o el 10% del valor razonable de los activos al inicio del ejercicio, el mayor de los dos.

El “costo de los servicios pasados” - que tiene su origen en modificaciones introducidas en las retribuciones post-empleo ya existentes o en la introducción de nuevas prestaciones - se reconoce en el Estado Consolidado de Resultados, al momento en que se realiza la prestación.

Las retribuciones post-empleo se reconocen en el Estado Consolidado de Resultados de la siguiente forma:

-	El costo de los servicios del período corriente, entendido como el incremento del valor presente de las obligaciones que se origina como consecuencia de los servicios prestados en el ejercicio por los empleados en el rubro “Remuneraciones y gastos del personal”.
-	El costo por intereses, entendido como el incremento producido en el ejercicio del valor presente de las obligaciones como consecuencia del paso del tiempo. Cuando las obligaciones se presentan en el pasivo del Estado de Situación Financiera Consolidado netas de los activos afectos al plan, el costo de los pasivos que se reconocen en el Estado Consolidado de Resultados corresponden exclusivamente a las obligaciones registradas en el pasivo.
-	El rendimiento esperado de los activos del plan y las pérdidas y ganancias en su valor, menos cualquier costo originado por su administración y los impuestos que les afecten.
-	Las pérdidas y ganancias actuariales calculadas utilizando la “banda de fluctuación” y del costo de los servicios pasados no reconocidos, son registrados en el Estado Consolidado de Resultados en el rubro “Remuneraciones y gastos del personal”

ii. Indemnizaciones por años de servicios:

Las indemnizaciones por años de servicios se registran sólo cuando éstas efectivamente se producen o cuando se dispone de un plan formal y detallado en el que se identifican las modificaciones fundamentales que se van a realizar, y siempre que se haya comenzado a ejecutar dicho plan o se haya anunciado públicamente sus principales características, o se desprendan hechos objetivos sobre su ejecución.

iii. Beneficios basados en instrumentos de capital:

La entrega a los ejecutivos del Banco y sus afiliadas de instrumentos de capital como contraprestación a sus servicios, cuando dichos instrumentos se entregan una vez terminado un período específico de servicios, se reconoce como un gasto en el Estado Consolidado de Resultados en el rubro “Remuneraciones y gastos del personal”, a medida que los ejecutivos prestan sus servicios durante dicho período.

Estos beneficios no generan efectos dilusivos, ya que están basados en acciones de Banco Santander S.A. (matriz de Banco Santander Chile, radicada en España).

z)	Reclasificación de partidas

Banco Santander Chile efectúa reclasificaciones de partidas en los Estados Financieros con el objetivo de presentar información más clara y relevante a los usuarios.

Estas reclasificaciones no tienen un impacto significativo en los presentes Estados Intermedios de Situación Financiera Consolidados del Banco.

Estados Financieros 2013 / Banco Santander Chile 33

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

aa)	Nuevos pronunciamientos contables

i.	Adopción de nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board:

A la fecha de emisión de los presentes Estados Intermedios de Situación Financiera Consolidados los nuevos pronunciamientos contables emitidos tanto por la Superintendencia de Bancos e Instituciones Financieras (“SBIF”) como por el International Accounting Standards Board, que han sido adoptados en su totalidad por el Banco, se detallan a continuación:

1.	Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras

Circular Nº 3.548 – El 19 de marzo de 2013, la SBIF emitió esta circular con el objetivo de concordar los nombres que se utilizan en las instrucciones con las últimas modificaciones a la NIC 1, sustituyendo las expresiones “Estado de Resultados” y “Estado de Resultados Integrales”, por “Estado del Resultado del período” y “Estado de Otro Resultado Integral del periodo”.

La administración ha implementado esta circular en los presentes Estados Financieros Intermedios Consolidados.

2.	Normas Contables emitidas por el International Accounting Standards Board

Enmienda a NIC 12, Impuesto a las ganancias - El 20 de diciembre de 2010, el IASB publicó Impuestos diferidos: Recuperación del Activo Subyacente – Modificaciones a NIC 12. Las modificaciones establecen una exención al principio general de NIC 12 de que la medición de activos y pasivos por impuestos diferidos deberán reflejar las consecuencias tributarias que seguirían de la manera en la cual la entidad espera recuperar el valor libros de un activo. Específicamente la exención aplica a los activos y pasivos por impuestos diferidos que se originan en propiedades de inversión medidas usando el modelo del valor razonable de NIC 40 y en propiedades de inversión adquiridas en una combinación de negocios, si ésta es posteriormente medida usando el modelo del valor razonable de NIC 40. La modificación introduce una presunción de que el valor corriente de la propiedad de inversión será recuperada al momento de su venta, excepto cuando la propiedad de inversión es depreciable y es mantenida dentro de un modelo de negocios cuyo objetivo es consumir sustancialmente todos los beneficios económicos a lo largo del tiempo, en lugar de a través de la venta. Estas modificaciones deberán ser aplicadas retrospectivamente exigiendo una remisión retrospectiva de todos los activos y pasivos por impuestos diferidos dentro del alcance de esta modificación, incluyendo aquellos que hubiesen sido reconocidos inicialmente en una combinación de negocios. La fecha de aplicación obligatoria de estas modificaciones es para períodos anuales que comienzan en o después del 01 de enero de 2013. Se permite la aplicación anticipada. La implantación de esta enmienda no tuvo impacto en los estados financieros consolidados del Banco.

Enmienda a NIIF 1, Adopción por Primera Vez de las Normas Internacionales de Información Financiera - El 20 de diciembre de 2010, el IASB publicó ciertas modificaciones a NIIF 1, específicamente:

(i) Eliminación de Fechas Fijadas para Adoptadores por Primera Vez - Estas modificaciones entregan una ayuda para adoptadores por primera vez de las NIIF al reemplazar la fecha de aplicación prospectiva del desreconicimiento de activos y pasivos financieros del ‘01 de enero de 2004’ con ‘la fecha de transición a NIIF’ de esta manera los adoptadores por primera vez de IFRS no tienen que aplicar los requerimientos de desreconocimiento de IAS 39 retrospectivamente a una fecha anterior; y libera a los adoptadores por primera vez de recalcular las pérdidas y ganancias del ‘día 1’ sobre transacciones que ocurrieron antes de la fecha de transición a NIIF.

(ii) Hiperinflación Severa – Estas modificaciones proporcionan guías para la entidades que emergen de una hiperinflación severa, permitiéndoles en la fecha de transición de las entidades medir todos los activos y pasivos mantenidos antes de la fecha de normalización de la moneda funcional a valor razonable en la fecha de transición a NIIF y utilizar ese valor razonable como el costo atribuido para esos activos y pasivos en el estado de situación financiera de apertura bajo IFRS. Las entidades que usen esta exención deberán describir las circunstancias de cómo, y por qué, su moneda funcional se vio sujeta a hiperinflación severa y las circunstancias que llevaron a que esas condiciones terminaran.

Estas modificaciones serán aplicadas obligatoriamente para períodos anuales que comienzan en o después del 01 de julio de 2012. Se permite la aplicación anticipada. La implantación de esta enmienda no tuvo impacto en los estados financieros consolidados del Banco, puesto que este ya se encuentra preparando sus estados financieros bajo IFRS.

Estados Financieros 2013 / Banco Santander Chile 34

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

NIIF 10, Estados Financieros Consolidados - El 12 de mayo de 2011, el IASB emitió NIIF 10, Estados Financieros Consolidados, el cual reemplaza IAS 27, Estados Financieros Consolidados y Separados y SIC-12 Consolidación – Entidades de Propósito Especial. El objetivo de NIIF 10 es tener una sola base de consolidación para todas las entidades, independiente de la naturaleza de la inversión, esa base es el control. La definición de control incluye tres elementos: poder sobre una inversión, exposición o derechos a los retornos variables de la inversión y la capacidad de usar el poder sobre la inversión para afectar las rentabilidades del inversionista. NIIF 10 proporciona una guía detallada de cómo aplicar el principio de control en un número de situaciones, incluyendo relaciones de agencia y posesión de derechos potenciales de voto. Un inversionista debería reevaluar si controla una inversión si existe un cambio en los hechos y circunstancias. NIIF 10 reemplaza aquellas secciones de IAS 27 que abordan el cuándo y cómo un inversionista debería prepara estados financieros consolidados y reemplaza SIC-12 en su totalidad. La fecha efectiva de aplicación de NIIF 10 es el 01 de enero de 2013, se permite la aplicación anticipada bajo ciertas circunstancias.

La implantación de esta norma no tuvo impacto en los estados financieros consolidados del Banco.

NIIF 11, Acuerdos Conjuntos - El 12 de mayo de 2011, el IASB emitió NIIF 11, Acuerdos Conjuntos, el cual reemplaza IAS 31, Intereses en Negocios Conjuntos y SIC-13, Entidades de Control Conjunto. NIIF 11 clasifica los acuerdos conjuntos ya sea como operaciones conjuntas (combinación de los conceptos existentes de activos controlados conjuntamente y operaciones controladas conjuntamente) o negocios conjuntos (equivalente al concepto existente de una entidad controlada conjuntamente). Una operación conjunta es un acuerdo conjunto donde las partes que tienen control conjunto tienen derechos a los activos y obligaciones por los pasivos. Un negocio conjunto es un acuerdo conjunto donde las partes que tienen control conjunto del acuerdo tienen derecho a los activos netos del acuerdo. NIIF 11 exige el uso del valor patrimonial para contabilizar las participaciones en negocios conjuntos, de esta manera eliminando el método de consolidación proporcional. La fecha efectiva de aplicación de NIIF 11 es el 01 de enero de 2013, se permite la aplicación anticipada en ciertas circunstancias.

La implantación de esta norma no tuvo impacto en los estados financieros consolidados del Banco.

NIIF 12, Revelaciones de Participaciones en Otras Entidades - El 12 de mayo de 2011, el IASB emitió NIIF 12, Revelaciones de Intereses en Otras Entidades, la cual requiere mayores revelaciones relacionadas a las participaciones en filiales, acuerdos conjuntos, asociadas y entidades estructuradas no consolidadas. NIIF 12 establece objetivos de revelación y especifica revelaciones mínimas que una entidad debe proporcionar para cumplir con esos objetivos. Una entidad deberá revelar información que permita a los usuarios de sus estados financieros evaluar la naturaleza y riesgos asociados con sus participaciones en otras entidades y los efectos de esas participaciones en sus estados financieros. Los requerimientos de revelación son extensos y representan un esfuerzo que podría requerir acumular la información necesaria. La fecha efectiva de aplicación de NIIF 12 es el 01 de enero de 2013, pero se permite a las entidades incorporar cualquiera de las nuevas revelaciones en sus estados financieros antes de esa fecha.

La implantación de esta norma no tuvo impacto en los estados financieros consolidados del Banco.

NIIF 13, Mediciones de Valor Razonable - El 12 de mayo de 2012, el IASB emitió NIIF 13, Mediciones de Valor Razonable, la cual establece una sola fuente de guías para las mediciones a valor razonable bajo las NIIF. Esta norma aplica tanto para activos financieros como para activos no financieros medidos a valor razonable. El valor razonable se define como “el precio que sería recibido al vender un activo o pagar para transferir un pasivo en una transacción organizada entre participantes de mercado en la fecha de medición” (es decir, un precio de salida). NIIF 13 es efectiva para períodos anuales que comienzan en o después del 01 de enero de 2013, se permite la aplicación anticipada, y aplica prospectivamente desde el comienzo del período anual en el cual es adoptada. La implantación de esta norma no tuvo impacto en los estados financieros consolidados del Banco.

Enmienda NIC 1, Presentación de Estados Financieros - EL 16 de junio de 2012, el IASB publicó Presentación de los Componentes de Otros Resultados Integrales (modificaciones a NIC 1). Las modificaciones retienen la opción de presentar un estado de resultados y un estado de otros resultados integrales ya sea en un solo estado o en dos estados individuales consecutivos. Se exige que los componentes de otros resultados integrales sean agrupados en aquellos que serán y aquellos que no serán posteriormente reclasificados a pérdidas y ganancias. Se exige que el impuesto sobre los otros resultados integrales sea asignado sobre esa misma base. La medición y reconocimiento de los componentes de pérdidas y ganancias y otros resultados integrales no son ven afectados por las modificaciones, las cuales son aplicables para períodos de reporte que comienzan en o después del 01 de Julio de 2012, se permite la aplicación anticipada. La implantación de esta enmienda no tuvo impacto en los estados financieros consolidados del Banco.

Estados Financieros 2013 / Banco Santander Chile 35

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Enmienda a NIC 19, Beneficios a los Empleados - El 16 de junio de 2011, el IASB publicó modificaciones a NIC 19, Beneficios a los Empleados, las cuales cambian la contabilización de los planes de beneficios definidos y los beneficios de término. Las modificaciones requieren el reconocimiento de los cambios en la obligación por beneficios definidos y en los activos del plan cuando esos cambios ocurren, eliminando el enfoque del corredor y acelerando el reconocimiento de los costos de servicios pasados.

Los cambios en la obligación de beneficios definidos y los activos del plan son desagregadas en tres componentes: costos de servicio, interés neto sobre los pasivos (activos) netos por beneficios definidos y remediciones de los pasivos (activos) netos por beneficios definidos.

El interés neto se calcula usando una tasa de retorno para bonos corporativos de alta calidad. Esto podría ser menor que la tasa actualmente utilizada para calcular el retorno esperado sobre los activos del plan, resultando en una disminución en la utilidad del ejercicio. Las modificaciones son efectivas para períodos anuales que comienzan en o después del 01 de enero de 2013, se permite la aplicación anticipada. Se exige la aplicación retrospectiva con ciertas excepciones.

La Administración ha evaluado el impacto de esta enmienda, el cual implico cambios en políticas contables en los presentes estados financieros intermedios consolidados y al 31 de diciembre de 2012, debido a su aplicación retrospectiva de acuerdo con NIC 8 “Cambios en Políticas Contables”.

El efecto de esta aplicación se revela en detalle en la Nota Nº02 “Cambios Contables”, en los presentes estados financieros intermedios consolidados.

Enmienda a NIC 32, Instrumentos Financieros: Presentación - En diciembre de 2011, el IASB modificó los requerimientos de contabilización y revelación relacionados con el neteo activos y pasivos financieros mediante las enmiendas a NIC 32 y NIIF 7. Estas enmiendas son el resultado del proyecto conjunto del IASB y el Financial Accounting Standards Board (FASB) para abordar las diferencias en sus respectivas normas contables con respecto al neteo de instrumentos financieros. Las nuevas revelaciones son requeridas para períodos anuales o intermedios que comiencen en o después del 01 de enero de 2013 y las modificaciones a NIC 32 son efectivas para períodos anuales que comienzan en o después del 01 de enero de 2014. Ambos requieren aplicación retrospectiva para períodos comparativos. La Administración estima que esta nueva norma será adoptada en los estados financieros consolidados del Banco para el período que comenzará el 01 de enero de 2013. La implantación de esta enmienda no tuvo impacto en los estados financieros consolidados del Banco.

NIC 27 (2011), Estados Financieros Separados - NIC 27 Estados Financieros Consolidados y Separados fue modificada por la emisión de NIIF 10 pero retiene las guías actuales para estados financieros separados. La implantación de esta norma no tuvo impacto en los estados financieros consolidados del Banco.

NIC 28 (2011), Inversiones en Asociadas y Negocios Conjuntos - NIC 28 Inversiones en Asociadas fue modificada para conformar los cambios relacionados con la emisión de NIIF 10 y NIIF 11. La implantación de esta norma no tuvo impacto en los estados financieros consolidados del Banco.

Enmienda NIIF 10 – Estados Financieros Consolidados, NIIF 11 - Acuerdos Conjuntos y NIIF 12 - Revelaciones de Participaciones en Otras Entidades – Guías para la transición - El 28 de junio de 2013, el IASB publicó Estados Financieros Consolidados, Acuerdos Conjuntos y Revelaciones de Participaciones en Otras Entidades (Modificaciones a NIIF 10, NIIF 11 y NIIF 12). Las modificaciones tienen la intención de proporcionar un aligeramiento adicional en la transición a NIIF 10, NIIF 11 y NIIF 12, al “limitar el requerimiento de proporcionar información comparativa ajustada solo para el año comparativo inmediatamente precedente”. También, modificaciones a NIIF 11 y NIIF 12 eliminan el requerimiento de proporcionar información comparativa para períodos anteriores al período inmediatamente precedente. La fecha efectiva de estas modificaciones es para períodos que comiencen en o después del 01 de enero de 2013, alineándose con las fechas efectivas de NIIF 10, NIIF 11 y NIIF 12. La Administración estima que esta nueva norma será adoptada en los estados financieros consolidados del Banco para el período que comenzará el 01 de enero de 2013. La implantación de esta enmienda no tuvo impacto en los estados financieros consolidados del Banco.

Estados Financieros 2013 / Banco Santander Chile 36

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Enmienda a NIIF 7, Neteo de Activos y Pasivos Financieros - NIIF 7 Instrumentos Financieros: Revelaciones fue modificada para solicitar información acerca de todos los instrumentos financieros reconocidos que están siendo neteados en conformidad con el párrafo 42 de NIC 32 Instrumentos Financieros: Presentación. Las modificaciones también requieren la revelación de información acerca de los instrumentos financieros reconocidos que están sujetos a acuerdos maestros de neteo exigibles y acuerdos similares incluso si ellos no han sido neteados en conformidad con NIC 32. El IASB considera que estas revelaciones permitirán a los usuarios de los estados financieros evaluar el efecto o el potencial efecto de acuerdos que permiten el neteo, incluyendo derechos de neteo asociados con los activos financieros y pasivos financieros reconocidos por la entidad en su estado de posición financiera. Las modificaciones son efectiva para períodos anuales que comienzan en o después del 01 de enero de 2013. Se permite la aplicación anticipada. La implantación de esta enmienda no tuvo impacto en los estados financieros consolidados del Banco.

CINIIF 20, Costos de Desbroce en la Fase de Producción de una Mina de Superficie - El 19 de octubre de 2012, el IFRS Interpretations Committee publicó CINIIF 20, Costos de Desbroce in la Fase de Producción de una Mina de Superficie (‘CINIIF 20’). CINIIF 20 aplica a todos los tipos de recursos naturales que son extraídos usando el proceso de minería superficial. Los costos de actividades de desbroce que mejoren el acceso a minerales deberán ser reconocidos como un activo no corriente (“activo de actividad de desbroce”) cuando se cumplan ciertos criterios, mientras que los costos de operaciones continuas normales de actividades de desbroce deberán ser contabilizados de acuerdo con NIC 2 Inventarios. El activo por actividad de desbroce deberá ser inicialmente medido al costo y posteriormente a costo o a su importe revaluado menos depreciación o amortización y pérdidas por deterioro. La interpretación es efectiva para períodos anuales que comienzan en o después del 01 de enero de 2013. Se permite la aplicación anticipada. La implantación de esta enmienda no tuvo impacto en los estados financieros consolidados del Banco debido a que sus actividades de negocio no consideran la extracción de recursos naturales.

ii.	Nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board que no han entrado en vigencia Al 31 de Diciembre de 2013.

A la fecha de cierre de los presentes estados financieros se habían publicado nuevas Normas Internacionales de Información Financiera así como interpretaciones de las mismas y normas de la SBIF, que no eran de cumplimiento obligatorio Al 31 de diciembre de 2013. Aunque en algunos casos la aplicación anticipada es permitida por el IASB, el Banco no ha realizado su aplicación a dicha fecha.

1.	Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras

Al 31 de marzo de 2013, no existen nuevas Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras pendientes de ser implementadas.

2.	Normas Contables emitidas por el International Accounting Standards Board

NIIF 9, Instrumentos Financieros - El 12 de noviembre de 2009, el International Accounting Standard Board (IASB) emitió NIIF 9, Instrumentos Financieros. Esta Norma introduce nuevos requerimientos para la clasificación y medición de activos financieros y es efectiva para períodos anuales que comiencen en o después del 1 de enero de 2013, permitiendo su aplicación anticipada. NIIF 9 especifica como una entidad debería clasificar y medir sus activos financieros. Requiere que todos los activos financieros sean clasificados en su totalidad sobre la base del modelo de negocio de la entidad para la gestión de activos financieros y las características de los flujos de caja contractuales de los activos financieros. Los activos financieros son medidos ya sea a costo amortizado o valor razonable. Solamente los activos financieros que sean clasificados como medidos a costo amortizados serán probados por deterioro. El 28 de octubre de 2010, el IASB publicó una versión revisada de NIIF 9, Instrumentos Financieros. La Norma revisada retiene los requerimientos para la clasificación y medición de activos financieros que fue publicada en Noviembre de 2009, pero agrega guías sobre la clasificación y medición de pasivos financieros. Como parte de la reestructuración de NIIF 9, el IASB también ha replicado las guías sobre desreconocimiento de instrumentos financieros y las guías de implementación relacionadas desde IAS 39 a NIIF 9. Estas nuevas guías concluyen la primera fase del proyecto del IASB para reemplazar la NIC 39. Las otras fases, deterioro y contabilidad de cobertura, aún no han sido finalizadas.

Estados Financieros 2013 / Banco Santander Chile 37

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Las guías incluidas en NIIF 9 sobre la clasificación y medición de activos financieros no han cambiado de aquellas establecidas en NIC 39. En otras palabras, los pasivos financieros continuarán siendo medidos ya sea, a costo amortizado o a valor razonable con cambios en resultados. El concepto de bifurcación de derivados incorporados en un contrato por un activo financiero tampoco ha cambiado. Los pasivos financieros mantenidos para negociar continuarán siendo medidos a valor razonable con cambios en resultados, y todos los otros activos financieros serán medidos a costo amortizado a menos que se aplique la opción del valor razonable utilizando los criterios actualmente existentes en NIC 39.

No obstante lo anterior, existen dos diferencias con respecto a NIC 39:

•	La presentación de los efectos de los cambios en el valor razonable atribuibles al riesgo de crédito de un pasivo; y
•	La eliminación de la exención del costo para derivados de pasivo a ser liquidados mediante la entrega de instrumentos de patrimonio no transados.

El 16 de diciembre de 2012, el IASB emitió Fecha de Aplicación Obligatoria de NIIF 9 y Revelaciones de la Transición, difiriendo la fecha efectiva tanto de las versiones de 2009 y de 2010 a períodos anuales que comienzan en o después del 01 de enero de 2015. Anterior a las modificaciones, la aplicación de NIIF 9 era obligatoria para períodos anuales que comenzaban en o después de 2013. Las modificaciones cambian los requerimientos para la transición desde NIC 39 Instrumentos Financieros: Reconocimiento y Medición a NIIF 9. Adicionalmente, las modificaciones también modifican NIIF 7 Instrumentos Financieros: Revelaciones para agregar ciertos requerimientos en el período de reporte en el que se incluya la fecha de aplicación de NIIF 9.

Las modificaciones son efectivas para períodos anuales que comiencen en o después del 01 de enero de 2015, permitiendo su aplicación anticipada. La Administración en conformidad con lo establecido por la Superintendencia de Bancos e Instituciones Financieras, no aplicará esta norma en forma anticipada, más aún no será aplicada mientras la mencionada superintendencia no lo disponga como estándar de uso obligatorio para todos los bancos.

Entidades de Inversión – Enmiendas a NIIF 10 – Estados Financieros Consolidados; NIIF 12 – Revelaciones de Participaciones en Otras Entidades y NIC 27 – Estados Financieros Separados - El 31 de octubre de 2012, el IASB publicó “Entidades de Inversión (modificaciones a NIIF 10, NIIF 12 y NIC 27)”, proporcionando una exención para la consolidación de filiales bajo NIIF 10 Estados Financieros Consolidados para entidades que cumplan la definición de “entidad de inversión”, tales como ciertos fondos de inversión. En su lugar, tales entidades medirán sus inversiones en filiales a valor razonable a través de resultados en conformidad con NIIF 9 Instrumentos Financieros o NIC 39 Instrumentos Financieros: Reconocimiento y Medición.

Las modificaciones también exigen revelación adicional con respecto a si la entidad es considerada una entidad de inversión, detalles de las filiales no consolidadas de la entidad, y la naturaleza de la relación y ciertas transacciones entre la entidad de inversión y sus filiales. Por otra parte, las modificaciones exigen a una entidad de inversión contabilizar su inversión en una filial de la misma manera en sus estados financieros consolidados como en sus estados financieros individuales (o solo proporcionar estados financieros individuales si todas las filiales son no consolidadas). La fecha efectiva de estas modificaciones es para períodos que comiencen en o después del 01 de enero de 2014. Se permite la aplicación anticipada. La Administración estima que esta nueva norma será adoptada en los estados financieros consolidados del Banco para el período que comenzará el 01 de enero de 2014. La Administración se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

Estados Financieros 2013 / Banco Santander Chile 38

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°02

CAMBIOS CONTABLES

El 01 de enero de 2012, se modifica NIC 19 de “Beneficios a los empleados”, particularmente referido al Plan de Pensiones (Beneficios Definidos), teniendo vigencia a partir del 01 de enero el 2013.

El cambio principal que introduce esta en nueva versión de la NIC 19, está la imposibilidad de diferir en el tiempo el costo de los “servicios pasados” de los Planes de Beneficios Definidos, teniendo que ser reconocidos en resultados al momento de formalizar el plan o cada vez que este sea modificado. Estas modificaciones implican un cambio contable que debe aplicarse en forma retroactiva de acuerdo a la NIC 8.”Cambio en Políticas Contables”

Las reclasificaciones de los Estados Financieros referidos al 31 de diciembre 2012 por planes de pensiones, requeridas por las modificaciones a la NIC 19 de son las siguientes:

	Saldo de cierre al 31 de Diciembre de			Saldo Pro-forma al 31 de Diciembre de
Balance	2012	Reclasificación		2012
	MM$	MM$		MM$
Activo
Impuestos diferidos	186.210	197		186.407
Otros activos	656.200	(983	)(*)	655.217
Total Activos	842.410	(786)		841.624

Pasivos
Provisiones	220.993	96		221.089
Total Pasivos	220.993	96		221.089

Patrimonio
Reservas	976.561	(1.101	)(**)	975.460
Utilidad (pérdida) del ejercicio	387.967	315	(***)	388.282
Menos: Provisión para dividendos mínimos	(116.390)	(96)		(116.486)
Total Patrimonio	1.248.138	(881)		235.953

Total Pasivos y Patrimonio	275.296	(786)		1.247.256

(*)	Corresponde a la disminución de los planes de pensiones que se encontraban por diferir.
(**)	Corresponde a los planes de pensiones que se encontraban por diferir al cierre de diciembre 2011 (neto de impuestos).
(***)	Corresponde a los planes de pensiones que se encontraban por diferir durante el ejercicio 2012 (neto de impuestos).

Estados Financieros 2013 / Banco Santander Chile 39

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°02

CAMBIOS CONTABLES, continuación

Con el objetivo de presentar los estados financieros comparativos, el Banco ha realizado las reclasificaciones necesarias del Estado Consolidado de Situación Financiera referido al 31 de diciembre de 2012 de acuerdo a los cambios contables referidos a la NIC19.

	Saldo de cierre al 31 de diciembre de		Saldo Pro-forma al 31 de diciembre de
	2012	Reclasificación	2012
	MM$	MM$	MM$
ACTIVOS
Efectivo y depósitos en bancos	1.250.414	-	1.250.414
Operaciones con liquidación en curso	520.267	-	520.267
Instrumentos para negociación	338.287	-	338.287
Contratos de retrocompra y préstamos de valores	6.993	-	6.993
Contratos de derivados financieros	1.293.212	-	1.293.212
Adeudado por bancos	90.527	-	90.527
Créditos y cuentas por cobrar a clientes	18.325.957	-	18.325.957
Instrumentos de inversión disponibles para la venta	1.826.158	-	1.826.158
Instrumentos de inversión hasta el vencimiento	-	-	-
Inversiones en sociedades	7.614	-	7.614
Intangibles	87.347	-	87.347
Activo fijo	162.214	-	162.214
Impuestos corrientes	10.227	-	10.227
Impuestos diferidos	186.210	197	186.407
Otros activos	656.200	(983)	655.217
TOTAL ACTIVOS	24.761.627	(786)	24.760.841

PASIVOS
Depósitos y otras obligaciones a la vista	4.970.019	-	4.970.019
Operaciones con liquidación en curso	284.953	-	284.953
Contratos de retrocompra y préstamos de valores	304.117	-	304.117
Depósitos y otras captaciones a plazo	9.112.213	-	9.112.213
Contratos de derivados financieros	1.146.161	-	1.146.161
Obligaciones con bancos	1.438.003	-	1.438.003
Instrumentos de deuda emitidos	4.571.289	-	4.571.289
Otras obligaciones financieras	192.611	-	192.611
Impuestos corrientes	525	-	525
Impuestos diferidos	9.544	-	9.544
Provisiones	220.993	96	221.089
Otros pasivos	341.274	-	341.274
TOTAL PASIVOS	22.591.702	96	22.591.798

PATRIMONIO

Atribuible a tenedores patrimoniales del Banco:	2.135.660	(882)	2.134.778
Capital	891.303	-	891.303
Reservas	976.561	(1.101)	975.460
Cuentas de valoración	(3.781)	-	(3.781)
Utilidades retenidas	271.577	219	271.796
Utilidades retenidas de ejercicios anteriores	-	-	-
Utilidad(pérdida) del ejercicio	387.967	315	388.282
Menos: Provisión para dividendos mínimos	(116.390)	(96)	(116.486)
Interés no controlador	34.265	-	34.265

TOTAL PATRIMONIO	2.169.925	(882)	2.169.043

TOTAL PASIVOS Y PATRIMONIO	24.761.627	(786)	24.760.841

Estados Financieros 2013 / Banco Santander Chile 40

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°02

CAMBIOS CONTABLES

Con el objetivo de presentar los estados financieros comparativos, el Banco ha realizado las reclasificaciones necesarias del Estado Consolidado de Resultados referido al 31 de diciembre de 2012 de acuerdo a lo establecido en la NIC 19.

	Saldo de cierre al 31 de diciembre de		Saldo Pro-forma al 31 de diciembre de
	2012	Reclasificación	2012
	MM$	MM$	MM$

RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	1.890.953	-	1.890.953
Gastos por intereses y reajustes	(848.219)	-	(848.219)
Ingreso neto por intereses y reajustes	1.042.734	-	1.042.734

Ingresos por comisiones	360.427	-	360.427
Gastos por comisiones	(89.855)	-	(89.855)
Ingreso neto de comisiones	270.572	-	270.572

Utilidad neta de operaciones financieras	(64.079)	-	(64.079)
Utilidad de cambio neta	146.378	-	146.378
Otros ingresos operacionales	19.758	-	19.758
Total Ingresos operacionales	1.415.363	-	1.415.363

Provisiones por riesgo de crédito	(366.702)	-	(366.702)

INGRESO OPERACIONAL NETO	1.048.661	-	1.048.661

Remuneraciones y gastos del personal	(300.298)	394	(299.904)
Gastos de administración	(183.379)	-	(183.379)
Depreciaciones y amortizaciones	(56.369)	-	(56.369)
Deterioro	(90)	-	(90)
Otros gastos operacionales	(65.105)	-	(65.105)
Total Gastos operacionales	(605.241)	394	(604.847)

RESULTADO OPERACIONAL	443.420	394	443.814

Resultado por inversiones en sociedades	267	-	267
Resultado antes de impuesto a la renta	443.687	394	444.081
Impuesto a la renta	(51.095)	(79)	(51.174)

UTILIDAD CONSOLIDADA DEL EJERCICIO	392.592	315	392.907

Estados Financieros 2013 / Banco Santander Chile 41

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°03

HECHOS RELEVANTES

Al 31 de marzo de 2013, se han registrado los siguientes hechos relevantes que han influido en las operaciones del Banco en los estados financieros intermedios consolidados

a) Directorio

El Directorio no ha registrado hechos relevantes que haya que informar en estos Estados Financieros.

b) Emisión de bonos bancarios año 2013

Durante el año 2013 el Banco emitió bonos corrientes por CHF 150.000.000. El detalle de las colocaciones realizadas durante el año 2013 se incluyen en Nota 17.

b.1) Bonos corrientes año 2013

Serie		Monto	Plazo	Tasa de emisión	Fecha de emisión	Fecha de vencimiento
Bono Flotante	CHF	150.000.000	4 años	Libor (3 meses) + 100 pb	28-03-2013	28-03-2017
Total	CHF	150.000.000

b.2) Bonos subordinados año 2013

Durante el primer trimestre del año 2013, el Banco no ha emitido bonos subordinados.

c) Venta de sucursales

Durante el primer trimestre del año 2013, el Banco no ha vendido sucursales. Ver detalle en Nota 32.

d) Cesión de créditos castigados

Durante el año 2013, Banco Santander Chile firmó acuerdos de cesión de créditos castigados con “Matic Kart S.A.”. Al 31 de marzo se han realizado ventas de carteras a esta Institución por un total de MM$ 81, ver detalle en Nota 10.

e) Cesión de créditos vigentes

Durante el año 2013, Banco Santander Chile firmó acuerdos de cesión de créditos vigentes con “Matic Kart S.A.”. Al 31 de marzo se han realizado ventas de carteras a esta Institución por un total de MM$ 27, ver detalle en Nota 10.

Estados Financieros 2013 / Banco Santander Chile 42

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°04

SEGMENTOS DE NEGOCIO

El Banco administra y mide el desempeño de sus operaciones por segmentos de negocios. La información que se incluye en esta nota no es necesariamente comparable con la de otras instituciones financieras, debido a que se basa en el sistema interno de información para la gestión según los segmentos establecidos por el Banco.

Las transacciones entre segmentos se realizan bajo condiciones y términos comerciales normales. Los activos, pasivos y resultados de cada segmento incluyen ítems directamente atribuibles al segmento al que pueden asignarse con una base razonable.

El Banco se compone de los siguientes segmentos de negocios:

Individuos

a.	Santander Banefe
Atiende a individuos con ingresos mensuales de entre $150.000 y $400.000 pesos, los cuales reciben servicios por medio de Santander Banefe. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos hipotecarios, tarjetas de débito, productos de ahorro, fondos mutuos y seguros.

b.	Banca Personas
Atiende a individuos con ingresos mensuales mayores a $400.000 pesos. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos comerciales, comercio exterior, préstamos hipotecarios, tarjetas de débito, cuentas corrientes, productos de ahorro, fondos mutuos, corretaje de acciones y seguros.

PYMEs

Atiende a compañías pequeñas con ventas anuales inferiores a MM$1.200. Este segmento ofrece a sus clientes una variedad de productos que incluyen préstamos comerciales, créditos con garantía estatal, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, productos de ahorro, fondos mutuos y seguros.

Institucionales

Atiende a organizaciones institucionales tales como universidades, organismos gubernamentales, municipalidades y gobiernos regionales. En este segmento se ofrece una variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, productos de ahorro, fondos mutuos y seguros.

Empresas

El segmento Empresas está compuesto por Banca Comercial y Banca Empresas, donde se encuentran como subsegmentos las empresas medianas, empresas del sector inmobiliario (Inmobiliaria) y Grandes Empresas:

a.	Empresas

Atiende a compañías con ventas anuales sobre los MM$ 1.200 y hasta MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, productos de ahorro, fondos mutuos y seguros.

b.	Inmobiliaria
Este segmento incluye todas las compañías en el sector inmobiliario que ejecutan proyectos para vender a terceros y a todas las constructoras con ventas anuales superiores a MM$ 800 sin tope. A estos clientes, en adición de ofrecerle los tradicionales servicios bancarios, se les ofrece servicios especializados para el financiamiento de proyectos principalmente residenciales, con la intención de aumentar la venta de préstamos hipotecarios.

c. Grandes Empresas

Considera compañías con ventas anuales sobre los MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

Estados Financieros 2013 / Banco Santander Chile 43

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°04

SEGMENTOS DE NEGOCIO, continuación

Global Banking and Markets

El segmento Global Banking and Markets se compone de:

a.	Corporativa
Compañías multinacionales extranjeras o empresas multinacionales chilenas que tienen ventas por encima de los MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

b.	Tesorería
La División de Tesorería proporciona sofisticados productos financieros principalmente a compañías en el área de Banca mayorista y el segmento de Empresas. Se incluyen productos como financiamiento y captación a corto plazo, servicios de corretaje, derivados, securitización y otros productos diseñados según la necesidad. El área de Tesorería también maneja la intermediación de posiciones, así como la cartera de inversiones propias.

Actividades Corporativas (“Otros”)

Este segmento incluye Gestión Financiera, que desarrolla las funciones globales de gestión de la posición estructural de cambio, del riesgo de interés estructural de la entidad matriz y del riesgo de liquidez. Este último, a través de la realización de emisiones y utilizaciones. Así mismo se gestionan, igualmente, los recursos propios, la dotación de capital que se hace a cada unidad y el costo de financiación de las inversiones realizadas. Todo ello hace que, habitualmente, tenga aportación negativa a los resultados.

Además este segmento incorpora todos los resultados intra-segmento, todas las actividades no asignadas a un segmento o producto con clientes.

Las políticas contables de los segmentos son las mismas que las descritas en el resumen de los principios contables, y son personalizados para satisfacer las necesidades de gestión del Banco. El Banco obtiene la mayoría de sus ingresos procedentes de los ingresos por intereses, los ingresos por comisiones y los resultados por operaciones financieras. La máxima autoridad en la toma de decisiones de cada segmento se basa principalmente en los ingresos por intereses, los ingresos por comisiones y provisión de gastos para evaluar el desempeño de los segmentos, y así tomar decisiones sobre los recursos que se asignarán a éstos.

Estados Financieros 2013 / Banco Santander Chile 44

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°04

SEGMENTOS DE NEGOCIO, continuación

Los cuadros que se presentan a continuación, muestran el resultado del Banco por segmentos de negocios, por los ejercicios terminados el 31 de marzo de 2013 y 2012 y al 31 de diciembre de 2012, y además los saldos correspondientes a créditos y saldos de cuentas por cobrar a clientes:

	Al 31 de marzo de 2013
	Créditos y cuentas por cobrar a clientes (1)	Ingreso neto por intereses y reajustes	Ingreso neto por comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	9.837.213	152.605	38.712	1.378	(61.057)	(83.824)	47.814
Santander Banefe	831.778	28.765	6.569	-	(16.796)	(10.492)	8.046
Banca Comercial	9.005.435	123.840	32.143	1.378	(44.261)	(73.332)	39.768
PYMEs	2.860.666	60.472	9.941	756	(23.976)	(19.753)	27.440
Institucionales	369.751	7.157	587	53	53	(4.085)	3.765

Empresas	4.236.766	38.346	6.989	3.105	(4.920)	(13.209)	30.311
Empresas	1.657.367	18.322	3.615	1.685	(2.659)	(6.828)	14.135
Grandes Empresas	1.760.560	13.998	2.575	1.356	(1.920)	(5.003)	11.006
Inmobiliarias	818.839	6.026	799	64	(341)	(1.378)	5.170
Banca Comercial	17.304.396	258.580	56.229	5.292	(89.900)	(120.871)	109.330

Global banking and markets	1.806.957	13.303	5.076	15.012	(3.075)	(9.419)	20.897
Corporativa	1.806.957	14.987	4.035	42	(3.075)	(5.997)	9.992
Tesorería	-	(1.684)	1.041	14.970	-	(3.422)	10.905
Otros	129.106	(25.402)	2.949	1.958	117	(4.955)	(25.333)

Totales	19.240.460	246.481	64.254	22.262	(92.858)	(135.245)	104.894

Otros ingresos operacionales							4.569
Otros gastos operacionales							(14.263)
Resultado por inversiones en sociedades							482
Impuesto a la renta							(14.237)
Utilidad consolidada del ejercicio							81.445

(1)	Corresponde a créditos y cuentas por cobrar a clientes más el saldo adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2)	Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.
(3)	Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones, amortizaciones y deterioro.

Estados Financieros 2013 / Banco Santander Chile 45

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°04

SEGMENTOS DE NEGOCIO, continuación

	Al 31 de diciembre de 2012	Al 31 de marzo de 2012
	Créditos y cuentas por cobrar a clientes (1)	Ingreso neto por intereses y reajustes	Ingreso neto por comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	9.741.412	155.136	46.215	1.864	(60.605)	(80.235)	62.375
Santander Banefe	799.818	31.494	8.750	4	(17.490)	(13.461)	9.297
Banca Comercial	8.941.594	123.642	37.465	1.860	(43.115)	(66.774)	53.078
PYMES	2.821.060	55.480	9.749	1.766	(16.334)	(17.972)	32.689
Institucionales	355.518	7.537	553	237	(101)	(3.516)	4.710

Empresas	4.058.693	36.456	6.684	2.926	(1.786)	(11.137)	33.143
Empresas	1.626.606	17.446	3.479	1.488	(3.658)	(5.942)	12.813
Grandes Empresas	1.661.837	14.007	2.488	1.388	873	(3.881)	14.875
Inmobiliarias	770.250	5.003	717	50	999	(1.314)	5.455
Banca Comercial	16.976.683	254.609	63.201	6.793	(78.826)	(112.860)	132.917

Global banking and markets	1.863.595	10.943	4.956	19.674	539	(8.440)	27.672
Corporativa	1.863.595	12.965	3.915	225	539	(5.491)	12.153
Tesorería	-	(2.022)	1.041	19.449	-	(2.949)	15.519
Otros	126.374	520	534	(7.164)	6	(4.310)	(10.414)

Totales	18.966.652	266.072	68.691	19.303	(78.281)	(125.610)	150.175

Otros ingresos operacionales							3.982
Otros gastos operacionales							(16.365)
Resultado por inversiones en sociedades							447
Impuesto a la renta							(19.093)
Utilidad consolidada del ejercicio							119.146

(1)	Corresponde a créditos y cuentas por cobrar a clientes más el saldo adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2)	Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.
(3)	Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones, amortizaciones y deterioro.

Estados Financieros 2013 / Banco Santander Chile 46

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°05

EFECTIVO Y EQUIVALENTE DE EFECTIVO

a)	El detalle de los saldos incluidos bajo efectivo equivalente de efectivo es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$
Efectivo y depósitos en bancos
Efectivo	419.280	435.687
Depósitos en el Banco Central de Chile	479.491	520.031
Depósitos bancos nacionales	1.034	4.057
Depósitos en el exterior	330.396	290.639
Subtotales efectivo y depósitos en bancos	1.230.201	1.250.414

Operaciones con liquidación en curso netas	160.387	235.314

Totales efectivo y equivalente de efectivo	1.390.588	1.485.728

El nivel de los fondos en efectivo y en el Banco Central de Chile responde a regulaciones sobre encaje que el Banco debe mantener como promedio en períodos mensuales.

b)	Operaciones con liquidación en curso:

Las operaciones con liquidación en curso corresponden a transacciones en que sólo resta la liquidación que aumentará o disminuirá los fondos en el Banco Central de Chile o en bancos del exterior, normalmente dentro de las próximas 24 a 48 hrs. hábiles siguientes al cierre de cada ejercicio. Estas operaciones se presentan de acuerdo al siguiente detalle:

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Activos
Documentos a cargo de otros bancos (canje)	184.732	238.714
Fondos por recibir	436.830	281.553
Subtotales	621.562	520.267
Pasivos
Fondos por entregar	461.175	284.953
Subtotales	461.175	284.953

Operaciones con liquidación en curso netas	160.387	235.314

Estados Financieros 2013 / Banco Santander Chile 47

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°06

INSTRUMENTOS PARA NEGOCIACIÓN

El detalle de los instrumentos designados como instrumentos financieros para negociación es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	233.990	267.008
Pagarés del Banco Central de Chile	891	3.397
Otros instrumentos del Estado y del Banco Central de Chile	12.197	48.160
Subtotales	247.078	318.565

Instrumentos de otras instituciones nacionales:
Pagarés de depósitos en bancos del país	192	3.531
Letras hipotecarias de bancos del país	-	-
Bonos de bancos del país	-	-
Bonos de otras empresas del país	-	-
Otros instrumentos emitidos en el país	-	-
Subtotales	192	3.531

Instrumentos de instituciones extranjeras:
Instrumentos de gobierno o bancos centrales del exterior	1.141	-
Otros instrumentos del exterior	-	-
Subtotales	1.141	-

Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	1.629	16.191
Fondos administrados por terceros	-	-
Subtotales	1.629	16.191

Totales	250.040	338.287

Al 31 de marzo de 2013 y 31 de diciembre de 2012 no existen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras.

Estados Financieros 2013 / Banco Santander Chile 48

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°07

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES

a)	El Banco al 31 de marzo de 2013 y al 31 de diciembre de 2012, mantiene la siguiente cartera de instrumentos derivados:

	Al 31 de marzo de 2013
	Monto nocional				Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Totales	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	245.143	151.797	369.325	766.265	11.695	3.453
Swaps de monedas y tasas	-	-	683.832	683.832	6.147	9.361
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	245.143	151.797	1.053.157	1.450.097	17.842	12.814

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-	-
Swaps de monedas y tasas	282.225	820.917	501.664	1.604.806	1.064	60.880
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	282.225	820.917	501.664	1.604.806	1.064	60.880

Derivados de negociación
Forwards de monedas	14.907.929	7.575.984	1.046.307	23.530.220	188.508	214.588
Swaps de tasas de interés	4.015.948	8.391.454	14.248.598	26.656.000	184.218	213.068
Swaps de monedas y tasas	1.363.764	3.955.811	11.716.927	17.036.502	900.690	682.011
Opciones call de monedas	17.339	17.219	-	34.558	185	149
Opciones call de tasas	4.532	8.770	12.296	25.598	9	4
Opciones put de monedas	18.411	14.153	-	32.564	237	190
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	104.656	-	-	104.656	200	161
Subtotales	20.432.579	19.963.391	27.024.128	67.420.098	1.274.047	1.110.171

Totales	20.959.947	20.936.105	28.578.949	70.475.001	1.292.953	1.183.865

Estados Financieros 2013 / Banco Santander Chile 49

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°07

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

	Al 31 de diciembre de 2012
	Monto nocional				Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Totales	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	95.200	397.092	395.471	887.763	12.647	4.054
Swaps de monedas y tasas	25.396	14.975	671.942	712.313	12.716	4.361
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	120.596	412.067	1.067.413	1.600.076	25.363	8.415

Derivados de cobertura de flujo de efectivo
Forwards de monedas	13.704	-	-	13.704	-	298
Swaps de tasas de interés	-	-	-	-	-	-
Swaps de monedas y tasas	268.693	666.668	689.045	1.624.406	1.851	52.589
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	282.397	666.668	689.045	1.638.110	1.851	52.887

Derivados de negociación
Forwards de monedas	17.560.012	7.109.216	563.301	25.232.529	159.624	187.304
Swaps de tasas de interés	4.578.678	9.882.478	13.752.690	28.213.846	204.800	230.380
Swaps de monedas y tasas	1.126.961	3.215.654	11.639.636	15.982.251	899.174	665.100
Opciones call de monedas	413.452	8.032	-	421.484	567	1.485
Opciones call de tasas	3.917	14.458	12.481	30.856	24	20
Opciones put de monedas	402.234	1.928	-	404.162	1.777	516
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	19.415	-	-	19.415	32	54
Subtotales	24.104.669	20.231.766	25.968.108	70.304.543	1.265.998	1.084.859

Totales	24.507.662	21.310.501	27.724.566	73.542.729	1.293.212	1.146.161

Estados Financieros 2013 / Banco Santander Chile 50

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°07

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

b)	Coberturas

Coberturas de valor razonable:

El Banco utiliza cross currency swap, interest rate swap y call money swap para cubrir su exposición a cambios en el valor razonable del elemento cubierto atribuibles al tipo de interés. Los instrumentos de cobertura ya mencionados, modifican el costo efectivo de emisiones a largo plazo, desde un tipo de interés fijo a un tipo de interés variable disminuyendo la duración y modificando la sensibilidad a los tramos más cortos de la curva.

A continuación se presenta el detalle de los elementos cubiertos e instrumentos de cobertura bajo coberturas de valor razonable, vigentes al 31 de marzo de 2013 y al 31 de diciembre de 2012, separado por plazo al vencimiento:

	Al 31 de marzo de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos corporativos	10.143	-	-	-	10.143
Bonos corrientes o senior	-	298.665	-	576.895	875.560
Bonos subordinados	-	141.525	-	-	141.525
Créditos Corfo	25.000	-	-	-	25.000
Depósito a plazo	361.797	-	-	27.443	389.240
Letras hipotecarias	-	-	-	3.911	3.911
Bono Yankee	-	-	-	4.718	4.718
Totales	396.940	440.190	-	612.967	1.450.097

Instrumento de cobertura
Cross currency swap	-	298.665	-	385.166	683.831
Interest rate swap	39.143	141.525	-	4.718	185.386
Call money swap	357.797	-	-	223.083	580.880
Totales	396.940	440.190	-	612.967	1.450.097

	Al 31 de diciembre de 2012
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos corporativos	10.295	-	-	-	10.295
Bonos corrientes o senior	-	300.769	4.568	582.226	887.563
Bonos subordinados	-	143.655	-	-	143.655
Créditos Corfo	25.000	-	-	-	25.000
Depósitos a plazo	497.368	-	-	27.409	524.777
Letras Hipotecarias	-	-	-	3.995	3.995
Bono Yankee	-	-	-	4.791	4.791
Totales	532.663	444.424	4.568	618.421	1.600.076

Instrumento de cobertura
Cross currency swap	40.371	300.769	4.568	366.605	712.313
Interest rate swap	39.295	143.655	-	28.731	211.681
Call money swap	452.997	-	-	223.085	676.082
Totales	532.663	444.424	4.568	618.421	1.600.076

Estados Financieros 2013 / Banco Santander Chile 51

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°07

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

Coberturas de flujos de efectivo:

El Banco utiliza cross currency swaps para cubrir el riesgo de variablidad de flujos atribuibles a cambios en la tasa de interés de bonos y créditos interbancarios emitidos a tasa variable. Para cubrir el riesgo de inflación presente en ciertas partidas utiliza tanto forwards como cross currency swaps. Tanto los flujos de efectivo sobre los cross currency swaps como sobre los forwards, se encuentran igualados a los flujos de efectivo de las partidas cubiertas, y modifican flujos inciertos por flujos conocidos.

A continuación se presentan los nominales de la partida cubierta para el 31 de marzo de 2013 y 31 de diciembre de 2012, y el período donde se producirán los flujos:

	Al 31 de marzo de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos interbancarios	745.837	94.350	-	-	840.187
Bonos	-	37.956	49.757	53.143	140.856
Depósitos y otras captaciones a plazo	286.829	91.850	-	-	378.679
Bonos a tasa variable	-	-	-	-	-
Instrumentos disponibles para la venta (depósitos)	70.476	11.328	11.415	-	93.219
Mutuos hipotecarios	-	124.292	-	27.573	151.865
Totales	1.103.142	359.776	61.172	80.716	1.604.806

Instrumento de cobertura
Cross currency swap	1.103.142	359.776	61.172	80.716	1.604.806
Forward	-	-	-	-	-
Totales	1.103.142	359.776	61.172	80.716	1.604.806

	Al 31 de diciembre de 2012
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos interbancarios	754.673	165.204	-	-	919.877
Bonos	57.102	106.942	-	28.265	192.309
Depósitos y otras captaciones a plazo	51.008	-	-	-	51.008
Bonos a tasa variable	52.780	239.425	93.232	-	385.437
Instrumentos disponibles para la venta (depósitos)	33.502	11.328	-	-	44.830
Mutuos hipotecarios	-	44.649	-	-	44.649
Totales	949.065	567.548	93.232	28.265	1.638.110

Instrumento de cobertura
Cross currency swap	935.361	567.548	93.232	28.265	1.624.406
Forward	13.704	-	-	-	13.704
Totales	949.065	567.548	93.232	28.265	1.638.110

Estados Financieros 2013 / Banco Santander Chile 52

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°07

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

A continuación se presenta la estimación de los ejercicios donde se espera que se produzcan los flujos:

b.1) Proyección de flujos por riesgo de tasa de interés:

	Al 31 de marzo de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	-	-	-	-	-
Egresos de flujo	(12.098)	(8.586)	(2.075)	-	(22.759)
Flujos netos	(12.098)	(8.586)	(2.075)	-	(22.759)

Instrumento de cobertura
Ingresos de flujo	12.098	8.586	2.075	-	22.759
Egresos de flujo	(27.684)	(16.497)	(3.649)	-	(47.830)
Flujos netos	(15.586)	(7.911)	(1.574)	-	(25.071)

	Al 31 de diciembre de 2012
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	-	-	-	-	-
Egresos de flujo	(13.675)	(6.515)	(577)	-	(20.767)
Flujos netos	(13.675)	(6.515)	(577)	-	(20.767)

Instrumento de cobertura
Ingresos de flujo	13.675	6.515	577	-	20.767
Egresos de flujo	(32.129)	(9.782)	(845)	-	(42.756)
Flujos netos	(18.454)	(3.267)	(268)	-	(21.989)

Estados Financieros 2013 / Banco Santander Chile 53

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°07

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

b.2) Proyección de flujos por riesgo de inflación:

	Al 31 de marzo de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	98.200	93.304	1.087	-	192.591
Egresos de flujo	(299)	(1.933)	(3.321)	(4.630)	(10.183)
Flujos netos	97.901	91.371	(2.234)	(4.630)	182.408

Instrumento de cobertura
Ingresos de flujo	299	1.933	3.321	4.630	10.183
Egresos de flujo	(98.200)	(93.304)	(1.087)	-	(192.591)
Flujos netos	(97.901)	(91.371)	2.234	4.630	(182.408)

	Al 31 de diciembre de 2012
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	24.089	20.802	-	-	44.891
Egresos de flujo	(2.938)	(2.658)	(2.301)	(2.991)	(10.888)
Flujos netos	21.151	18.144	(2.301)	(2.991)	34.003

Instrumento de cobertura
Ingresos de flujo	2.938	2.658	2.301	2.991	10.888
Egresos de flujo	(24.089)	(20.802)	-	-	(44.891)
Flujos netos	(21.151)	(18.144)	2.301	2.991	(34.003)

Estados Financieros 2013 / Banco Santander Chile 54

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°07

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

c)	El resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue registrado en el Estado Consolidado de Cambios en el Patrimonio al 31 de marzo de 2013 y 2012, se presenta a continuación:

	Al 31 de marzo de
	2013	2012
	MM$	MM$

Bonos	444	1.968
Créditos interbancarios	581	(744)
Depósitos y otras captaciones a plazo	-	-
Bonos a tasa variable	3.992	-
Instrumentos disponibles para la venta (depósitos)	240	-
Mutuos hipotecarios	566	-

Flujos netos	5.823	1.224

Considerando que los flujos variables, tanto del elemento cubierto como del elemento de cobertura, son espejos uno del otro, las coberturas son cercanas al 100% de eficiencia; lo que implica que todas las variaciones de valor atribuibles a componentes de tasa se netean casi por completo. Al 31 de marzo de 2013 y 2012 se llevó a resultados por ineficiencia MM$ (78) y MM$ (75), respectivamente.

Durante el periodo, el Banco no registró dentro de su cartera de coberturas contables de flujo de caja transacciones futuras previstas.

d)	A continuación se presenta el resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue traspasado desde otros resultados integrales a resultados del ejercicio:

	Al 31 de marzo de
	2013	2012
	MM$	MM$

Derivados para cobertura de Bonos	(36)	(649)
Derivados para cobertura de Créditos interbancarios	382	290

Resultados netos por cobertura de flujos de efectivo	346	(359)

e)	Coberturas de inversión neta de negocios en el extranjero:

Al 31 de marzo de 2013 y 2012, el Banco no presenta dentro de su cartera de coberturas contables, coberturas de inversiones netas en el exterior.

Estados Financieros 2013 / Banco Santander Chile 55

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°08

ADEUDADO POR BANCOS

a)	Al cierre de los estados financieros al 31 de marzo de 2013 y 31 de diciembre de 2012, los saldos presentados en el rubro “Adeudado por bancos”, son los siguientes:

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Bancos del país
Préstamos y avances a bancos	-	-
Depósitos en el Banco Central de Chile no disponibles	-	-
Títulos intransferibles del Banco Central de Chile	-	-
Otras acreencias con el Banco Central de Chile	-	-
Préstamos interbancarios	72	27
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del país	-	-
Otras acreencias con bancos del país	-	-
Provisiones y deterioro para créditos con bancos en el país	-	-

Bancos del exterior
Préstamos a bancos del exterior	139.973	90.546
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del exterior	-	-
Otras acreencias con bancos del exterior	-	-
Provisiones y deterioro para créditos con bancos en el exterior	(80)	(46)

Totales	139.965	90.527

b)	El importe en cada ejercicio por provisiones y deterioro de los créditos adeudados por bancos, se presenta a continuación:

	Al 31 de marzo de			Al 31 de diciembre de
	2013			2012
	Bancos del país	Bancos del exterior	Total	Bancos del país	Bancos del exterior	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de	-	46	46	1	146	147
Castigos	-	-	-	-	-	-
Provisiones constituidas	-	50	50	-	299	299
Provisiones liberadas	-	(16)	(16)	(1)	(399)	(400)

Totales	-	80	80	-	46	46

Estados Financieros 2013 / Banco Santander Chile 56

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°09

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES

a)	Créditos y cuentas por cobrar a clientes

Al 31de marzo de 2013 y al 31 de diciembre de 2012, la composición de la cartera de colocaciones es la siguiente:

	Activos antes de provisiones				Provisiones constituidas
Al 31 de marzo de 2013	Cartera normal	Cartera Subestándar	Cartera Incumplimiento	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	6.559.039	213.738	562.244	7.335.021	115.763	87.631	203.394	7.131.627
Créditos de comercio exterior	1.312.298	28.953	26.746	1.367.997	27.180	886	28.066	1.339.931
Deudores en cuentas corrientes	185.483	4.453	10.741	200.677	1.788	2.294	4.082	196.595
Operaciones de factoraje	274.968	1.369	3.442	279.779	4.148	781	4.929	274.850
Operaciones de leasing	1.222.145	76.444	39.697	1.338.286	11.902	5.593	17.495	1.320.791
Otros créditos y cuentas por cobrar	76.022	2.732	24.514	103.268	271	1.819	2.090	101.178
Subtotales	9.629.955	327.689	667.384	10.625.028	161.052	99.004	260.056	10.364.972

Colocaciones para vivienda
Préstamos con letras de crédito	83.912	-	2.977	86.889	-	478	478	86.411
Préstamos con mutuos hipotecarios endosables	41.793	-	2.427	44.220	-	925	925	43.295
Otros créditos con mutuos para vivienda	4.957.084	-	221.644	5.178.728	-	37.358	37.358	5.141.370
Operaciones de leasing	-	-	-	-	-	-	-	-
Subtotales	5.082.789	-	227.048	5.309.837	-	38.761	38.761	5.271.076

Colocaciones de consumo
Créditos de consumo en cuotas	1.546.763	-	340.461	1.887.224	-	215.632	215.632	1.671.592
Deudores por tarjetas de crédito	1.050.559	-	29.014	1.079.573	-	35.905	35.905	1.043.668
Contrato leasing consumo	3.179	-	192	3.371	-	134	134	3.237
Otros préstamos consumo	188.912	-	6.470	195.382	-	7.076	7.076	188.306
Subtotales	2.789.413	-	376.137	3.165.550	-	258.747	258.747	2.906.803

Totales	17.502.157	327.689	1.270.569	19.100.415	161.052	396.512	557.564	18.542.851

Estados Financieros 2013 / Banco Santander Chile 57

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°09

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

	Activos antes de provisiones				Provisiones constituidas
Al 31 de diciembre de 2012	Cartera normal	Cartera Subestándar	Cartera Incumplimiento	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	6.585.063	187.762	543.592	7.316.417	108.184	83.690	191.874	7.124.543
Créditos de comercio exterior	1.220.303	28.085	22.035	1.270.423	26.306	921	27.227	1.243.196
Deudores en cuentas corrientes	191.714	3.692	9.949	205.355	1.709	2.519	4.228	201.127
Operaciones de factoraje	317.837	869	3.536	322.242	3.538	784	4.322	317.920
Operaciones de leasing	1.168.825	66.724	42.006	1.277.555	14.985	5.987	20.972	1.256.583
Otros créditos y cuentas por cobrar	78.506	765	17.758	97.029	213	2.037	2.250	94.779
Subtotales	9.562.248	287.897	638.876	10.489.021	154.935	95.938	250.873	10.238.148

Colocaciones para vivienda
Préstamos con letras de crédito	88.643	-	3.561	92.204	-	493	493	91.711
Préstamos con mutuos hipotecarios endosables	43.690	-	2.415	46.105	-	936	936	45.169
Otros créditos con mutuos para vivienda	4.910.218	-	223.054	5.133.272	-	34.561	34.561	5.098.711
Operaciones de leasing	-	-	-	-	-	-	-	-
Subtotales	5.042.551	-	229.030	5.271.581	-	35.990	35.990	5.235.591

Colocaciones de consumo
Créditos de consumo en cuotas	1.502.346	-	355.311	1.857.657	-	218.474	218.474	1.639.183
Deudores por tarjetas de crédito	1.023.776	-	30.697	1.054.473	-	38.719	38.719	1.015.754
Contrato leasing consumo	3.433	-	255	3.688	-	160	160	3.528
Otros préstamos consumo	192.937	-	6.722	199.659	-	5.906	5.906	193.753
Subtotales	2.722.492	-	392.985	3.115.477	-	263.259	263.259	2.852.218

Totales	17.327.291	287.897	1.260.891	18.876.079	154.935	395.187	550.122	18.325.957

Estados Financieros 2013 / Banco Santander Chile 58

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°09

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

b)	Características de la cartera:

Al 31 de marzo de 2013 y al 31 de diciembre de 2012, la cartera antes de provisiones, presenta un desglose según la actividad económica del cliente, de acuerdo a lo siguiente:

	Créditos en el país (*)		Créditos en el exterior (**)		Total créditos		Tasa
	Al 31 de marzo de	Al 31 de diciembre de	Al 31 de marzo de	Al 31 de diciembre de	Al 31 de marzo de	Al 31 de diciembre de	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012	2013	2012	2013	2012	2013	2012
	MM$	MM$	MM$	MM$	MM$	MM$	%	%
Colocaciones comerciales
Manufactura	1.070.548	1.014.777	-	-	1.070.548	1.014.777	5,56	5,35
Minería	301.330	292.217	-	-	301.330	292.217	1,57	1,54
Electricidad, gas y agua	260.555	337.269	-	-	260.555	337.269	1,35	1,78
Agricultura y ganadería	794.262	770.558	-	-	794.262	770.558	4,13	4,06
Forestal	130.080	120.002	-	-	130.080	120.002	0,68	0,63
Pesca	203.745	188.803	-	-	203.745	188.803	1,06	1,00
Transporte	519.106	511.407	-	-	519.106	511.407	2,70	2,70
Comunicaciones	176.104	179.544	-	-	176.104	179.544	0,92	0,95
Construcción	1.230.348	1.130.194	-	-	1.230.348	1.130.194	6,39	5,96
Comercio	2.378.429	2.396.428	139.973	90.546	2.518.402	2.486.974	13,09	13,11
Servicios	404.435	400.716	-	-	404.435	400.716	2,10	2,11
Otros	3.156.158	3.147.133	-	-	3.156.158	3.147.133	16,40	16,59

Subtotales	10.625.100	10.489.048	139.973	90.546	10.765.073	10.579.594	55,95	55,78

Colocaciones para la vivienda	5.309.837	5.271.581	-	-	5.309.837	5.271.581	27,60	27,79

Colocaciones de consumo	3.165.550	3.115.477	-	-	3.165.550	3.115.477	16,45	16,43

Totales	19.100.487	18.876.106	139.973	90.546	19.240.460	18.966.652	100,00	100,00

(*)	Incluye préstamos a instituciones financieras del país por un monto de MM$ 72 al 31 de marzo de 2013 (MM$ 27 al 31 de diciembre de 2012), ver Nota 8.

(**)	Incluye préstamos a instituciones financieras del exterior por un monto de MM$ 139.973 al 31 de marzo de 2013 (MM$ 90.546 al 31 de diciembre de 2012), ver Nota 8.

Estados Financieros 2013 / Banco Santander Chile 59

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°09

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

c)	Cartera deteriorada (*)

i)	La cartera deteriorada segregada de colocaciones al 31 de marzo de 2013 y al 31 de diciembre de 2012, es la siguiente:

	Al 31 de marzo de				Al 31 de diciembre de
	2013				2012
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cartera individual deteriorada	223.246	-	-	223.246	298.868	-	-	298.868
Cartera vencida	343.764	154.334	114.281	612.379	320.461	159.802	117.504	597.767
Resto deterioro	179.246	72.714	261.856	513.816	96.793	69.228	275.481	441.502
Totales	746.256	227.048	376.137	1.349.441	716.122	229.030	392.985	1.338.137

(*) La cartera deteriorada corresponde a los créditos clasificados como subestándar en categorías B3 y B4, y la cartera de incumplimiento.

ii)	La cartera deteriorada de colocaciones con o sin garantía, al 31 de marzo de 2013 y al 31 de diciembre de 2012, es la siguiente:

	Al 31 de marzo de				Al 31 de diciembre de
	2013				2012
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	385.989	207.375	48.924	642.288	377.169	208.616	51.549	637.334
Deuda sin garantía	360.267	19.673	327.213	707.153	338.953	20.414	341.436	700.803
Totales	746.256	227.048	376.137	1.349.441	716.122	229.030	392.985	1.338.137

iii)	La cartera de colocaciones vencida (con mora igual o mayor a 90 días), referidos al 31 de marzo de 2013 y al 31 de diciembre de 2012, es la siguiente:

	Al 31 de marzo de				Al 31 de diciembre de
	2013				2012
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	156.838	135.916	8.115	300.869	154.675	143.814	8.293	306.782
Deuda sin garantía	186.926	18.418	106.166	311.510	165.786	15.988	109.211	290.985
Totales	343.764	154.334	114.281	612.379	320.461	159.802	117.504	597.767

Estados Financieros 2013 / Banco Santander Chile 60

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°09

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

d) Provisiones

El movimiento de las provisiones, durante los ejercicios 2013 y 2012 se resume como sigue:

Movimiento período marzo 2013	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$

Saldo al 31 de marzo de 2012	154.935	95.938	35.990	263.259	550.122
Provisiones constituidas	12.910	9.859	5.947	39.930	68.646
Provisiones liberadas	(5.400)	(2.021)	(2.258)	(6.575)	(16.254)
Provisiones liberadas por castigo	(1.393)	(4.772)	(918)	(37.867)	(44.950)
Saldo al 31 de marzo de 2013	161.052	99.004	38.761	258.747	557.564

Movimiento año 2012	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$

Saldo al 31 de Diciembre de 2011	147.917	97.115	35.633	243.022	523.687
Provisiones constituidas	48.745	31.772	10.741	239.607	330.865
Provisiones liberadas	(20.716)	(16.624)	(7.449)	(38.471)	(83.260)
Provisiones liberadas por castigo	(21.011)	(16.325)	(2.935)	(180.899)	(221.170)
Saldo al 31 de Diciembre de 2012	154.935	95.938	35.990	263.259	550.122

Además de las provisiones por riesgo de crédito, se mantienen provisiones por:

i)	Riesgo país para cubrir el riesgo asumido al mantener o comprometer recursos con algún cliente en un país extranjero, estas provisiones se determinan sobre la base de las clasificaciones de los países efectuadas por el Banco, de acuerdo con las disposiciones establecidas en el Capítulo 7-13 de la Recopilación Actualizada de Normas. El saldo de provisiones constituidas al 31 de marzo de 2013 y al 31 de diciembre de 2012 alcanza a MM$ 398 y MM$ 88 respectivamente.

ii)	De acuerdo con lo establecido por la Circular N°3.489 de la SBIF del 29 de Diciembre de 2009, el Banco ha determinado las provisiones asociadas a los saldos no utilizados de las líneas de crédito de libre disponibilidad y créditos comprometidos. El saldo de provisiones constituidas al 31 de marzo de 2013 y al 31 de diciembre de 2012 alcanza a MM$ 16.439 y MM$ 17.850, respectivamente.

e)	Provisiones constituidas

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012

Créditos a clientes	68.646	330.865
Créditos a bancos	50	299
Totales	68.696	331.164

Estados Financieros 2013 / Banco Santander Chile 61

Banco Santander Chile y Afiliadas

Notas a los Estados Intermedios Financieros Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°09

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

f)	Cartera corriente y vencida por su condición de deteriorada y no deteriorada.

	Al 31 de marzo de 2013
	No deteriorado				Deteriorado				Total Cartera
	Comerciales	Vivienda	Consumo	Total no deteriorado	Comerciales	Vivienda	Consumo	Total deteriorado	Comerciales	Vivienda	Consumo	Total cartera
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Cartera corriente o estándar	9.615.231	4.729.082	2.584.966	16.929.279	282.282	42.226	159.479	483.987	9.897.513	4.771.308	2.744.445	17.413.266
Mora 1 a 29 días	182.519	203.729	119.321	505.569	58.296	18.109	52.558	128.963	240.815	221.838	171.879	634.532
Mora 30 a 89 días	81.021	149.978	85.126	316.125	64.466	22.725	58.300	145.491	145.487	172.703	143.426	461.616
Mora 90 días o más	-	-	-	-	341.212	143.988	105.800	591.000	341.213	143.988	105.800	591.001

Total cartera antes de provisiones	9.878.771	5.082.789	2.789.413	17.750.973	746.256	227.048	376.137	1.349.441	10.625.028	5.309.837	3.165.550	19.100.415

Créditos en mora (menos de 90 días) expresados como porcentaje de la cartera.	2,67%	6,96%	7,33%	4,63%	16,45%	17,98%	29,47%	20,34%	3,64%	7,43%	9,96%	5,74%

Créditos en mora (más de 90 días) expresados como porcentaje de la cartera.	-	-	-	-	45,72%	63,42%	28,13%	43,8%	3,21%	2,71%	3,34%	3,09%

Estados Financieros 2013 / Banco Santander Chile 62

Banco Santander Chile y Afiliadas

Notas a los Estados Intermedios Financieros Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°09

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

g)	Cartera corriente y vencida por su condición de deteriorada y no deteriorada, continuación.

	Al 31 de diciembre de 2012
	No deteriorado				Deteriorado				Total Cartera
	Comerciales	Vivienda	Consumo	Total no deteriorado	Comerciales	Vivienda	Consumo	Total deteriorado	Comerciales	Vivienda	Consumo	Total cartera
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Cartera corriente o estándar	9.500.231	4.725.955	2.511.869	16.738.055	273.481	43.502	160.480	477.463	9.773.712	4.769.457	2.672.349	17.215.518
Mora 1 a 29 días	195.667	202.142	132.475	530.284	63.868	18.391	60.055	142.314	259.535	220.533	192.530	672.598
Mora 30 a 89 días	77.001	114.454	78.148	269.603	75.659	34.240	68.316	178.215	152.660	148.694	146.464	447.818
Mora 90 días o más	-	-	-	-	303.114	132.897	104.134	540.145	303.114	132.897	104.134	540.145

Total cartera antes de provisiones	9.772.899	5.042.551	2.722.492	17.537.942	716.122	229.030	392.985	1.338.137	10.489.021	5.271.581	3.115.477	18.876.079

Créditos en mora (menos de 90 días) expresados como porcentaje de la cartera.	2,79%	6,28%	7,74%	4,56%	19,48%	22,98%	32,67%	23,95%	3,93%	7,00%	10,88%	5,94%

Créditos en mora (más de 90 días) expresados como porcentaje de la cartera.	-	-	-	-	42,33%	58,03%	26,50%	40,37%	2,89%	2,52%	3,34%	2,86%

Estados Financieros 2013 / Banco Santander Chile 63

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°10

COMPRA, VENTA Y SUSTITUCIONES DE COLOCACIONES

a) Venta de carteras

i. Durante el año 2013 se han realizado las siguientes operaciones de venta de colocaciones:

	Al 31 de marzo de 2013
	Valor libro	Valor venta	Resultado operaciones financieras	Provisiones por riesgo crédito	Resultado neto total
	MM$	MM$	MM$	MM$	MM$

Ítem colocaciones
Venta de colocaciones castigadas (1)	-	81	81	-	81
Venta de colocaciones vigentes (2)	109	27	(82)	38	(44)
Carteras castigadas (*)	-	(24)	(24)	-	(24)

(*) Diferencia de precio por ventas de carteras castigadas años anteriores MM$ (24).

(1) Venta de colocaciones castigadas:

Durante el año 2013, Banco Santander Chile firmó acuerdo de cesión de créditos castigados de consumo con “Matic Kart S.A.”, materializando las siguientes ventas:

	Venta nominal de cartera	Precio de venta
Fecha	MM$	MM$

01-03-2013	2.035	81

Total	2.035	81

Venta de cartera de colocaciones que se encontraba castigada. El valor total de la venta de la cartera cedida es de MM$ 81, monto que fue registrado en su totalidad en ingresos por venta de cartera castigada.

(2) Venta de colocaciones vigentes:

Durante el año 2013, Banco Santander Chile firmó acuerdo de cesión de créditos vigentes de consumo con “Matic Kart S.A.”., materializando las siguientes ventas:

	Venta nominal de cartera	Precio de venta
Fecha	MM$	MM$

01-03-2013	179	27

Total	179	27

Venta de cartera vigente por un total de MM$ 109, lo que generó un ingreso por venta de cartera de aproximadamente MM$ 27.

b) Compra de carteras

i. Durante el año 2012 y 2013 no se han realizado operaciones de compra de colocaciones.

Estados Financieros 2013 / Banco Santander Chile 64

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°11

INSTRUMENTOS DE INVERSIÓN

Al 31 de marzo de 2013 y al 31 de diciembre de 2012, el detalle de los instrumentos designados como instrumentos financieros disponibles para la venta es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	692.099	712.278
Pagarés del Banco Central de Chile	6.474	8.270
Otros instrumentos del Estado y del Banco Central de Chile	281.427	296.010
Subtotales	980.000	1.016.558
Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	841.392	756.136
Letras hipotecarias de bancos del país	36.317	37.319
Bonos de bancos del país	-	-
Bonos de otras empresas del país	-	-
Otros instrumentos emitidos en el país	327	321
Subtotales	878.036	793.776
Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos en el exterior	15.442	15.824
Subtotales	15.442	15.824

Totales	1.873.478	1.826.158

Dentro del rubro “Instrumentos del Estado y del Banco Central de Chile” se incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de MM$ 2.446 y MM$ 156.340 al 31 de marzo de 2013 y al 31 de diciembre de 2012, respectivamente.

Al 31 de marzo de 2013 no existen “Instrumentos de Otras Instituciones Nacionales” y al 31 de diciembre de 2012 “Instrumentos de Otras Instituciones Nacionales” incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de MM$ 148.277.

Al 31 de marzo de 2013 los instrumentos disponibles para la venta incluyen pérdidas netas no realizadas por MM$ 7.227 reconocidas como “Cuentas de valoración” en patrimonio, distribuido entre una pérdida por MM$ 8.840 atribuible a tenedores patrimoniales del Banco y una utilidad de MM$ 1.613 atribuible a interés no controlador.

Estados Financieros 2013 / Banco Santander Chile 65

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°12

INTANGIBLES

a)	La composición del rubro al 31 de marzo de 2013 y al 31 de diciembre de 2012 es la siguiente:

				31 de marzo de 2013
	Años de	Años amortización remanente	Saldo neto inicial 01 de enero de 2013	Saldo bruto	Amortización acumulada	Saldo neto
	vida útil	promedio	MM$	MM$	MM$	MM$

Licencias	3	2	2.621	9.329	(7.007)	2.322
Desarrollo software (adquiridos)	3	2	84.726	224.810	(149.974)	74.836

Totales			87.347	234.139	(156.981)	77.158

				31 de diciembre de 2012
	Años de	Años amortización remanente	Saldo neto inicial 01 de enero de 2012	Saldo bruto	Amortización acumulada	Saldo neto
	vida útil	promedio	MM$	MM$	MM$	MM$

Licencias	3	2	2.496	9.329	(6.708)	2.621
Desarrollo software (adquiridos)	3	2	78.243	224.671	(139.945)	84.726

Totales			80.739	234.000	(146.653)	87.347

b)	El movimiento del rubro activos intangibles durante los ejercicios al 31 de marzo de 2013 y al 31 de diciembre de 2012, es el siguiente:

b.1) Saldo bruto

Saldos brutos	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos al 01 de enero de 2013	9.329	224.671	234.000
Adquisiciones	-	139	139
Bajas	-	-	-
Otros	-	-	-
Saldos al 31 de marzo de 2013	9.329	224.810	234.139

Saldos al 01 de enero de 2012	8.085	184.133	192.218
Adquisiciones	1.244	41.018	42.262
Bajas	-	(480)	(480)
Otros	-	-	-
Saldos al 31 de diciembre de 2012	9.329	224.671	234.000

Estados Financieros 2013 / Banco Santander Chile 66

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°12

INTANGIBLES, continuación

b.2) Amortización acumulada

Amortización acumulada	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos al 01 de enero de 2013	(6.708)	(139.945)	(146.653)
Amortización del año	(299)	(10.029)	(10.328)
Otros cambios en el valor libro del período	-	-	-

Saldos al 31 de marzo de 2013	(7.007)	(149.974)	(156.981)

Saldos al 01 de enero de 2012	(5.589)	(105.890)	(111.479)
Amortización del año	(1.119)	(34.055)	(35.174)
Otros cambios en el valor libro del ejercicio	-	-	-

Saldos al 31 de diciembre de 2012	(6.708)	(139.945)	(146.653)

c)	El Banco no tiene ninguna restricción sobre los intangibles al 31 de marzo de 2013 y al 31 de diciembre de 2012. Adicionalmente, los intangibles no han sido entregados como garantía para el cumplimiento de obligaciones. Por otra parte, no existen importes adeudados de intangibles por el Banco a las mismas fechas.

Estados Financieros 2013 / Banco Santander Chile 67

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°13

ACTIVO FIJO

a)	La composición de los rubros al 31 de marzo de 2013 y al 31 de diciembre de 2012 es la siguiente:

		Al 31 de marzo de 2013
	Saldo Neto inicial 01 de enero de 2013	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	120.425	168.697	(49.616)	119.081
Equipos	28.625	67.838	(39.697)	28.141
Cedidos en arrendamiento	3.935	4.477	(577)	3.900
Otros	9.229	29.313	(20.584)	8.729
Totales	162.214	270.325	(110.474)	159.852

		Al 31 de diciembre de 2012
	Saldo Neto inicial 01 de enero de 2012	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	118.493	167.760	(47.335)	120.425
Equipos	22.570	66.170	(37.545)	28.625
Cedidos en arrendamiento	4.071	4.477	(542)	3.935
Otros	7.925	28.957	(19.728)	9.229
Totales	153.059	267.364	(105.150)	162.214

Estados Financieros 2013 / Banco Santander Chile 68

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°13

ACTIVO FIJO, continuación

b)	El movimiento del rubro activos fijos durante los ejercicios 2013 y 2012, es el siguiente:

b.1)   Saldo bruto

2013	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2013	167.760	66.170	4.477	28.957	267.364
Adiciones	937	1.613	-	362	2.912
Retiros / bajas	-	(27)	-	(6)	(33)
Deterioro por siniestros (i)	-	(27)	-	-	(27)
Traspasos	-	-	-	-	-
Otros	-	109	-	-	109
Saldos al 31 de marzo de 2013	168.697	67.838	4.477	29.313	270.325

(i)	Banco Santander Chile ha debido reconocer en sus estados financieros al 31 de marzo de 2013 deterioro por MM$ 27, correspondiente a siniestros de cajeros automáticos. Las indemnizaciones cobradas por conceptos de seguros involucrados, ascendieron a MM$ 73, las cuales se presentan dentro del rubro “Otros ingresos operacionales” (Nota 32).

2012	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2012	156.950	51.781	4.477	24.081	237.289
Adiciones	17.177	14.570	-	4.991	36.738
Retiros / bajas (i)	(6.367)	(91)	-	(115)	(6.573)
Deterioro por siniestros (ii)	-	(90)	-	-	(90)
Traspasos	-	-	-	-	-
Otros	-	-	-	-	-
Saldos al 31 de diciembre de 2012	167.760	66.170	4.477	28.957	267.364

(i)	Tal como se indica en la Nota 32 “Otros ingresos y gastos operacionales”, durante el año 2012, Banco Santander Chile ha vendido 17 sucursales, las que al momento de la venta, tenían un valor libro neto de aproximadamente MM$ 6.357.

(ii)	Banco Santander Chile reconoció en sus estados financieros al 31 de diciembre de 2012 deterioro por MM$ 90, correspondiente a siniestros de cajeros automáticos. Las indemnizaciones cobradas por conceptos de seguros involucrados, ascendieron a MM$ 262, las cuales se presentan dentro del rubro “Otros ingresos operacionales” (Nota 32).

Estados Financieros 2013 / Banco Santander Chile 69

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°13

ACTIVO FIJO, continuación

b.2)	Depreciación acumulada

2013	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2013	(47.335)	(37.545)	(542)	(19.728)	(105.150)
Cargos por depreciación del ejercicio	(2.281)	(2.152)	(35)	(857)	(5.325)
Bajas y ventas del ejercicio	-	-	-	-	-
Traspasos	-	-	-	-	-
Otros	-	-	-	-	-
Saldos al 31 de marzo de 2013	(49.616)	(39.697)	(577)	(20.584)	(110.474)

2012	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2012	(38.457)	(29.211)	(406)	(16.156)	(84.230)
Cargos por depreciación del ejercicio	(9.100)	(8.351)	(136)	(3.608)	(21.195)
Bajas y ventas del ejercicio	222	17	-	36	275
Traspasos	-	-	-	-	-
Otros	-	-	-	-	-
Saldos al 31 de diciembre de 2012	(47.335)	(37.545)	(542)	(19.728)	(105.150)

c)	Arrendamiento Operativo – Arrendador

Al 31 de marzo de 2013 y al 31 de diciembre de 2012, las rentas mínimas futuras a percibir por concepto de arriendos operativos no cancelables, son las siguientes:

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Vence dentro de 1 año	626	626
Vence entre 1 y 2 años	1.012	1.163
Vence entre 2 y 3 años	425	502
Vence entre 3 y 4 años	285	294
Vence entre 4 y 5 años	258	258
Vence posterior a 5 años	2.086	2.148

Totales	4.692	4.991

Estados Financieros 2013 / Banco Santander Chile 70

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°13

ACTIVO FIJO, continuación

d)	Arrendamiento Operativo – Arrendatario

Ciertos muebles y equipos del banco están bajo arriendo operativo. Las rentas mínimas futuras a pagar por concepto de arriendos operativos no cancelables son las siguientes:

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Vence dentro de 1 año	16.773	16.266
Vence entre 1 y 2 años	15.527	14.845
Vence entre 2 y 3 años	13.356	12.960
Vence entre 3 y 4 años	12.221	11.443
Vence entre 4 y 5 años	11.240	10.465
Vence posterior a 5 años	61.780	63.035

Totales	130.897	129.014

e)	Al 31 de marzo de 2013 y al 31 de diciembre de 2012 el Banco no cuenta con contratos de arriendo financiero que no pueden ser rescindidos de manera unilateral.

f)	El Banco no tiene ninguna restricción sobre los activos fijos al 31 de marzo de 2013 y al 31 de diciembre 2012. Adicionalmente, el activo fijo no ha sido entregado como garantía para el cumplimiento de obligaciones. Por otra parte, no existen importes adeudados de activo fijo por el Banco a las fechas señaladas anteriormente.

Estados Financieros 2013 / Banco Santander Chile 71

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°14

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS

a)	Impuestos corrientes

El Banco al 31 de marzo de 2013 y al 31 de diciembre de 2012, ha constituido provisión de impuesto a la renta de primera categoría, en base a las disposiciones tributarias vigentes. Dicha provisión se presenta neta de pagos y créditos, según se detalla a continuación:

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Resumen de los pasivos (activos) por impuestos corrientes
(Activos) por impuestos corrientes	(19.782)	(10.227)
Pasivos por impuestos corrientes	561	525

Totales impuestos por pagar (recuperar)	(19.221)	(9.702)

Desglose de los pasivos (activos) por impuestos corrientes (neto)
Impuesto a la renta, tasa de impuesto 20%	103.986	83.381
Menos:
Pagos provisionales mensuales	(115.351)	(84.940)
Crédito por gastos por capacitación	(1.507)	(1.505)
Impuestos territoriales leasing	(3.231)	(2.939)
Créditos por donaciones	(2.763)	(2.534)
Otros	(355)	(1.165)

Totales impuestos por pagar (recuperar)	(19.221)	(9.702)

b)	Resultados por impuestos

El efecto del gasto tributario durante los períodos comprendidos entre el 01 de enero y el 31 de marzo de 2013 y 2012, se compone de los siguientes conceptos:

	Al 31 de marzo de
	2013	2012
	MM$	MM$

Gastos por impuesto a la renta
Impuesto año corriente	9.775	(8.149)

Abonos (cargos) por impuestos diferidos
Originación y reverso de diferencias temporarias	4.384	27.219
Subtotales	14.159	19.070
Impuesto por gastos rechazados artículo N°21	78	11
Otros	-	-
Cargos netos a resultados por impuesto a la renta	14.237	19.081

Estados Financieros 2013 / Banco Santander Chile 72

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°14

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación

c)	Reconciliación de la tasa de impuesto efectiva

A continuación se indica la conciliación entre la tasa de impuesto a la renta y la tasa efectiva aplicada en la determinación del gasto por impuesto al 31 de marzo de 2013 y 2012.

	Al 31 de marzo de
	2013		2012
	Tasa de impuesto	Monto	Tasa de impuesto	Monto
	%	MM$	%	MM$

Utilidad antes de impuesto	20,00	19.136	18,50	25.564
Diferencias permanentes	(4,12)	(3.946)	(4,14)	(5.725)
Impuesto único (gastos rechazados)	-	-	0,01	10
Efecto cambio de tasa de impuesto	0,08	79	(0,56)	(768)
Contribuciones de bienes raíces	-	-	-	-
Otros	(1,08)	(1.032)	-	-

Tasa efectiva y gasto por impuesto a la renta	14,88	14.237	13,81	19.081

La Ley 20.455 de 2010, modificó la tasa de impuesto de primera categoría que se aplicará a las empresas por las utilidades que obtengan en los años 2012 y 2013, dejándolas en 20% y 18,5%, respectivamente. Por lo anterior, en el 2011 se reconoció un ingreso de MM$ 5.108, correspondiente al ajuste de las diferencias temporales existentes que se reversarán en esos años. La Ley 20.630 publicada en el Diario Oficial de 27 de septiembre de 2012, aumentó el Impuesto de Primera Categoría del actual 18,5% al 20% en forma permanente, para las operaciones contabilizadas a contar del 01 de enero de 2012, que significó un ingreso por MM$ 16.221, correspondiente al ajuste de las diferencias temporarias existentes.

d)	Efecto de impuestos diferidos en otros resultados integrales

A continuación se presenta el resumen del efecto de impuesto diferido en patrimonio de forma separada mostrando los saldos correspondientes al activo y pasivo durante los períodos terminados al 31 de marzo de 2013 y al 31 de diciembre de 2012:

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Activos por impuestos diferidos
Inversiones disponibles para la venta	3.027	2.004
Cobertura de flujo de efectivo	320	389
Totales activos por impuestos diferidos con efecto en otros resultados integrales	3.347	2.393

Pasivos por impuestos diferidos
Inversiones disponibles para la venta	(4)	(1)
Cobertura de flujo de efectivo	(1.485)	(1.452)
Totales pasivos por impuestos diferidos con efecto en otros resultados integrales	(1.489)	(1.453)

Saldos netos impuestos diferidos en patrimonio	1.858	940

Impuestos diferidos en patrimonio de cargo de tenedores	1.865	945
Impuestos diferidos en patrimonio de cargo de interés no controlador	(7)	(5)

Estados Financieros 2013 / Banco Santander Chile 73

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°14

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación

e)	Efecto de impuestos diferidos en resultado

Durante los años 2013 y 2012, el Banco ha registrado en sus estados financieros los efectos de los impuestos diferidos.

A continuación se presentan los efectos por impuestos diferidos en el activo, pasivo, y resultados asignados por diferencias temporarias:

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$
Activos por impuestos diferidos
Intereses y reajustes	19.199	7.854
Castigo extraordinario	12.983	12.046
Bienes recibidos en pago	1.171	1.265
Ajustes tipo de cambio	751	43
Valoración activo fijo	2.641	3.654
Provisión colocaciones	86.222	96.071
Provisión por gastos	15.811	17.903
Derivados	25	54
Bienes en leasing	40.304	39.168
Pérdida tributaria de afiliadas	5.608	5.232
Otros	1.418	724
Totales activos por impuestos diferidos	186.133	184.014

Pasivos por impuestos diferidos
Valoración inversiones	(12.483)	(6.555)
Depreciaciones	(252)	(261)
Gastos anticipados	45	-
Otros	(601)	(1.275)
Totales pasivos por impuestos diferidos	(13.291)	(8.091)

f)	Resumen de impuestos diferidos totales

A continuación se presentan el resumen de los impuestos diferidos, considerando tanto su efecto en patrimonio como en resultado.

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Activos por impuestos diferidos
Con efecto en otros resultados integrales	1.858	2.393
Con efecto en resultados	186.133	184.014
Totales activos por impuestos diferidos	187.991	186.407

Pasivos por impuestos diferidos
Con efecto en otros resultados integrales	(1.489)	(1.453)
Con efecto en resultados	(13.291)	(8.091)
Totales pasivos por impuestos diferidos	(14.780)	(9.544)

Estados Financieros 2013 / Banco Santander Chile 74

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°15

OTROS ACTIVOS

La composición del rubro otros activos, es la siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Activos para leasing (*)	30.307	42.891

Bienes recibidos en pago o adjudicados (**)
Bienes recibidos en pago	15.057	15.058
Bienes adjudicados en remate judicial	8.204	9.974
Provisiones por bienes recibidos en pago o adjudicados	(2.382)	(3.091)
Subtotales	20.879	21.941

Otros activos
Depósitos de dinero en garantía	175.953	256.854
Inversiones en oro	443	464
IVA crédito fiscal	6.114	10.336
Impuesto a la renta por recuperar	27.798	28.274
Gastos pagados por anticipado	46.448	50.870
Bienes recuperados de leasing para la venta	2.283	3.335
Activos por planes de pensiones	2.005	1.989
Cuentas y documentos por cobrar	114.005	82.378
Documentos por cobrar por intermediación corredora y operaciones simultáneas	100.495	89.314
Otros derechos a cobrar	25.966	29.883
Otros activos	32.832	36.690
Subtotales	534.342	590.385

Totales	585.528	655.217

(*)	Corresponden a los activos disponibles para ser entregados bajo la modalidad de arrendamiento financiero.

(**)	Los bienes recibidos en pago, corresponden a bienes recibidos como pago de deudas vencidas de los clientes. El conjunto de bienes que se mantengan adquiridos en esta forma no debe superar en ningún momento el 20% del patrimonio efectivo del Banco. Estos activos representan actualmente un 0,59% (0,55% al 31 de diciembre de 2012) del patrimonio efectivo del Banco.

Los bienes adjudicados en remate judicial, corresponden a bienes que han sido adquiridos en remate judicial en pago de deudas previamente contraídas con el Banco. Los bienes adquiridos en remate judicial no quedan sujetos al margen anteriormente comentado. Estos inmuebles son activos disponibles para la venta. Para la mayoría de los activos, se espera completar la venta en el plazo de un año contado desde la fecha en el que el activo se recibe o adquiere. En caso que dicho bien no sea vendido dentro del transcurso de un año, éste debe ser castigado.

Adicionalmente, se registra una provisión por la diferencia entre el valor de adjudicación inicial más sus adiciones y su valor estimado de realización (tasación), cuando el primero sea mayor.

Estados Financieros 2013 / Banco Santander Chile 75

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°16

DEPÓSITOS Y OTRAS CAPTACIONES

Al 31 de marzo de 2013 y al 31 de diciembre de 2012, la composición del rubro depósitos y otras captaciones, es la siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Depósitos y otras obligaciones a la vista
Cuentas corrientes	3.954.265	4.006.143
Otros depósitos y cuentas a la vista	480.266	455.315
Otras obligaciones a la vista	529.708	508.561

Totales	4.964.239	4.970.019

Depósitos y otras captaciones a plazo
Depósitos a plazo	9.048.526	9.008.902
Cuentas de ahorro a plazo	100.990	101.702
Otros saldos acreedores a plazo	1.594	1.609

Totales	9.151.110	9.112.213

Estados Financieros 2013 / Banco Santander Chile 76

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°17

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES

Al 31 de marzo de 2013 y al 31 de diciembre de 2012, la composición del rubro es la siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Otras obligaciones financieras
Obligaciones con el sector público	96.464	96.185
Otras obligaciones en el país	100.103	93.653
Obligaciones con el exterior	13.643	2.773
Subtotales	210.210	192.611
Instrumentos de deuda emitidos
Letras de crédito	120.118	128.086
Bonos corrientes	3.773.730	3.717.213
Bonos subordinados	705.975	725.990
Subtotales	4.599.823	4.571.289

Totales	4.810.033	4.763.900

Las deudas clasificadas como de corto plazo son aquellas que constituyen obligaciones a la vista o que vencerán en un plazo igual o inferior a un año. Todas las otras deudas son clasificadas como de largo plazo. El detalle es el siguiente:

	Al 31 de marzo de 2013
	Corto Plazo	Largo plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	7.585	112.533	120.118
Bonos corrientes	550.531	3.223.199	3.773.730
Bonos subordinados	15.963	690.012	705.975
Instrumentos de deuda emitidos	574.079	4.025.744	4.599.823

Otras obligaciones financieras	119.487	90.723	210.210

Totales	693.566	4.116.467	4.810.033

Estados Financieros 2013 / Banco Santander Chile 77

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°17

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

	Al 31 de diciembre de 2012
	Corto Plazo	Largo Plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	6.863	121.223	128.086
Bonos corrientes	534.852	3.182.361	3.717.213
Bonos subordinados	16.037	709.953	725.990
Instrumentos de deuda emitidos	557.752	4.013.537	4.571.289

Otras obligaciones financieras	101.335	91.276	192.611

Totales	659.087	4.104.813	4.763.900

a)	Letras hipotecarias

Estas letras son usadas para financiar préstamos hipotecarios. Los principales montos de estas, son amortizados trimestralmente. El rango de vencimiento de estas obligaciones es entre cinco y veinte años. Las letras están indexados a la UF y devengan una tasa de interés anual de 6,00% a marzo de 2013 (5,95% a diciembre 2012).

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Vence dentro de 1 año	7.585	6.863
Vence entre 1 y 2 años	12.108	7.595
Vence entre 2 y 3 años	12.158	14.752
Vence entre 3 y 4 años	10.473	11.026
Vence entre 4 y 5 años	15.942	11.923
Vence posterior a 5 años	61.852	75.927
Totales letras hipotecarias	120.118	128.086

b)	Bonos corrientes

El detalle de los bonos corrientes por moneda es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Bonos Santander en UF	1.989.087	2.025.105
Bonos Santander en US $	1.295.414	1.269.454
Bonos Santander en CHF $	160.110	90.249
Bonos Santander en $	290.842	293.933
Bono Santander en CNY $	38.277	38.472
Totales bonos corrientes	3.773.730	3.717.213

Estados Financieros 2013 / Banco Santander Chile 78

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°17

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

i.	Colocaciones de bonos corrientes:

Durante el año 2013, el Banco ha colocado bonos por UF 4.892.000 y CHF 150.000.000, según el siguiente detalle:

Fecha de colocación	Serie	Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión		Fecha de Vencimiento
10-01-2013	E1	UF	250.000
11-01-2013	E1	UF	280.000
28-02-2013	E1	UF	1.500.000
11-03-2013	E1	UF	700.000
12-03-2013	E1	UF	12.000
	Total serie E1	UF	2.742.000	5 años	3,5% anual simple	01-02-2011	UF	4.000.000	01-02-2016
01-02-2013	E3	UF	100.000
27-02-2013	E3	UF	2.000.000
	Total serie E3	UF	2.100.000	8,5 años	3,5% anual simple	01-01-2011	UF	4.000.000	01-07-2019
25-01-2013	E6	UF	50.000
	Total serie E6	UF	50.000	10 años	3,5% anual simple	01-04-2012	UF	4.000.000	01-04-2022
	Total UF	UF	4.892.000
28-03-2013	Bono flotante CHF	CHF	150.000.000
	Total Bono flotante CHF	CHF	150.000.000	4 años	Libor (3 meses) + 100 pb	28-03-2013	CHF	150.000.000	28-03-2017
	Total CHF	CHF	150.000.000

Con fecha 28 de marzo de 2013 el Banco emitió un bono por CHF 150.000.000.

Estados Financieros 2013 / Banco Santander Chile 79

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°17

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

Durante el año 2012, el Banco ha colocado bonos por UF 698.000, USD 1.085.990.000, CLP 55.600.000.000 y CNY 500.000.000, según el siguiente detalle:

Serie	Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión		Fecha de Vencimiento
FD	UF	50.000	5 años	3,00% anual simple	01-08-2010	UF	3.000.000	01-08-2015
E1	UF	362.000	5 años	3,00% anual simple	01-02-2012	UF	4.000.000	01-02-2016
E3	UF	6.000	8,5 años	3,50% anual simple	01-01-2012	UF	4.000.000	01-07-2019
E6	UF	280.000	10 años	3,50% anual simple	01-04-2013	UF	4.000.000	01-04-2022
Total UF	UF	698.000
E4	CLP	5.600.000.000	5 años	6,75% anual simple	01-06-2012	CLP	50.000.000.000	01-06-2016
E5	CLP	25.000.000.000	10 años	6,30% anual simple	01-12-2012	CLP	25.000.000.000	01-12-2021
E7	CLP	25.000.000.000	5 años	6,75% anual simple	01-03-2013	CLP	25.000.000.000	01-03-2017
Total CLP	CLP	55.600.000.000
Bono corriente	USD	250.000.000	2 años	Libor (3 meses) + 200 pb	14-02-2013	USD	250.000.000	14-02-2014
Bono cero cupón	USD	85.990.000	1 año	Libor (3 meses) + 100 pb	29-08-2013	USD	85.990.000	30-08-2013
Bono corrriente	USD	750.000.000	10 años	3,875% anual simple	20-09-2013	USD	750.000.000	20-09-2022
Total USD	USD	1.085.990.000
Bono CNY	CNY	500.000.000	2 años	3,75% anual simple	26-11-2013	CNY	500.000.000	26-11-2014
Total CNY	CNY	500.000.000

Durante el primer semestre del año 2012, se realizó recompra parcial de bono por CHF 45.000.000.

Durante el segundo semestre del año 2012, se realizó recompra de bono por USD 53.500.000.

ii.	Bonos con nominales pendientes de colocación:

Al 31 de marzo de 2013, el saldo que falta por colocar para cada uno de los bonos en cartera, es el siguiente:

Serie	Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento
FD	UF	110.000	5 años	3,00% anual simple	01-08-2010	01-08-2015
E2	UF	952.000	7,5 años	3,50% anual simple	01-01-2012	01-07-2018
E3	UF	144.000	8,5 años	3,50% anual simple	01-01-2012	01-07-2019
E6	UF	3.670.000	10 años	3,50% anual simple	01-04-2013	01-04-2022
Total	UF	4.876.000
E4	CLP	7.500.000.000	5 años	6,75% anual simple	01-06-2012	01-06-2016
Total	CLP	7.500.000.000

Estados Financieros 2013 / Banco Santander Chile 80

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°17

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

El vencimiento de los bonos corrientes es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Vence dentro de 1 año	550.531	534.852
Vence entre 1 y 2 años	595.552	600.723
Vence entre 2 y 3 años	643.095	643.791
Vence entre 3 y 4 años	663.140	610.817
Vence entre 4 y 5 años	318.005	323.474
Vence posterior a 5 años	1.003.407	1.003.556
Totales bonos corrientes	3.773.730	3.717.213

c)	Bonos subordinados

El detalle de los bonos subordinados por moneda es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

US$	143.223	174.285
UF	562.752	551.705
Totales bonos subordinados	705.975	725.990

i.	Colocaciones de bonos subordinados

Al 31 de marzo de 2013 y al 31 de diciembre de 2012, el Banco no colocó bonos subordinados en el mercado.

Estados Financieros 2013 / Banco Santander Chile 81

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°17

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

La madurez de los bonos subordinados considerados de largo plazo, es la siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Vence dentro de 1 año	15.963	16.037
Vence entre 1 y 2 años	165.401	182.844
Vence entre 2 y 3 años	9.489	9.535
Vence entre 3 y 4 años	5.733	5.760
Vence entre 4 y 5 años	-	-
Vence posterior a 5 años	509.389	511.814
Totales bonos subordinados	705.975	725.990

d)	Otras obligaciones financieras

La composición de las otras obligaciones financieras, de acuerdo a su vencimiento, se resume a continuación:

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Obligaciones a largo plazo:
Vence entre 1 y 2 años	3.669	3.897
Vence entre 2 y 3 años	3.153	2.501
Vence entre 3 y 4 años	3.107	3.090
Vence entre 4 y 5 años	2.895	2.937
Vence posterior a 5 años	77.899	78.851
Subtotales obligaciones financieras a largo plazo	90.723	91.276

Obligaciones a corto plazo:
Monto adeudado por operaciones de tarjeta de crédito	76.530	70.410
Aprobación de cartas de crédito	13.065	1.683
Otras obligaciones financieras a largo plazo, porción corto plazo	29.892	29.242
Subtotales obligaciones financieras a corto plazo	119.487	101.335

Totales otras obligaciones financieras	210.210	192.611

Estados Financieros 2013 / Banco Santander Chile 82

Banco Santander Chile y Afiliadas

Notas a los Estados Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°18

VENCIMIENTO DE ACTIVOS Y PASIVOS

Al 31 de marzo de 2013 y al 31 de diciembre de 2012, el desglose por vencimientos de los activos y pasivos, es el siguiente:

Al 31 de marzo de 2013	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	1.230.201	-	-	-	1.230.201	-	-	-	1.230.201
Operaciones con liquidación en curso	621.562	-	-	-	621.562	-	-	-	621.562
Instrumentos para negociación	-	2.315	16.219	203.547	222.081	17.718	10.241	27.959	250.040
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-	-
Contratos de derivados financieros	-	88.317	99.101	282.010	469.428	467.627	355.898	823.525	1.292.953
Adeudado por bancos (*)	46.522	-	93.523	-	140.045	-	-	-	140.045
Créditos y cuentas por cobrar a clientes (**)	710.032	1.932.487	1.843.816	2.893.326	7.379.661	5.867.852	5.852.902	11.720.754	19.100.415
Instrumentos de inversión disponibles para la venta	-	228.207	169.080	453.735	851.022	543.305	479.151	1.022.456	1.873.478
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	2.608.317	2.251.326	2.221.739	3.832.618	10.914.000	6.896.502	6.698.192	13.594.694	24.508.694

Pasivos
Depósitos y otras obligaciones a la vista	4.964.239	-	-	-	4.964.239	-	-	-	4.964.239
Operaciones con liquidación en curso	461.175	-	-	-	461.175	-	-	-	461.175
Contratos de retrocompra y préstamos de valores	-	198.783	20.523	4.396	223.702	-	-	-	223.702
Depósitos y otras obligaciones a plazo	99.770	5.080.013	2.406.299	1.458.956	9.045.038	54.395	51.677	106.072	9.151.110
Contratos de derivados financieros	-	76.651	136.248	230.669	443.568	465.691	274.606	740.297	1.183.865
Obligaciones con bancos	255	120.446	296.797	839.420	1.256.918	122.911	-	122.911	1.379.829
Instrumentos de deuda emitidos	-	10.390	166.041	397.648	574.079	2.451.096	1.574.648	4.025.744	4.599.823
Otras obligaciones financieras	76.530	12.319	937	29.701	119.487	12.824	77.899	90.723	210.210

Totales pasivos	5.601.969	5.498.602	3.026.845	2.960.790	17.088.206	3.106.917	1.978.830	5.085.747	22.173.953

(*)	Adeudado por bancos se presenta bruto. El monto de provisiones corresponde a MM$ 80.

(**)	Las Colocaciones se presentan brutas. Los importes de provisión según el tipo de colocación es el siguiente: Comerciales MM$ 260.056, Vivienda MM$ 38.761 y Consumo MM$ 258.747.

Estados Financieros 2013 / Banco Santander Chile 83

Banco Santander Chile y Afiliadas

Notas a los Estados Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°18

VENCIMIENTO DE ACTIVOS Y PASIVOS, continuación

Al 31 de diciembre de 2012	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	1.250.414	-	-	-	1.250.414	-	-	-	1.250.414
Operaciones con liquidación en curso	520.267	-	-	-	520.267	-	-	-	520.267
Instrumentos para negociación	-	19.565	2.597	237.726	259.888	58.138	20.261	78.399	338.287
Contratos de retrocompra y préstamos de valores	-	6.993	-	-	6.993	-	-	-	6.993
Contratos de derivados financieros	-	58.311	77.728	216.832	352.871	571.315	369.026	940.341	1.293.212
Adeudado por bancos (*)	60.654	-	29.919	-	90.573	-	-	-	90.573
Créditos y cuentas por cobrar a clientes (**)	1.123.417	1.156.145	1.736.942	2.995.860	7.012.364	5.925.100	5.938.615	11.863.715	18.876.079
Instrumentos de inversión disponibles para la venta	-	112.173	234.566	519.181	865.920	506.152	454.086	960.238	1.826.158
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	2.954.752	1.353.187	2.081.752	3.969.599	10.359.290	7.060.705	6.781.988	13.842.693	24.201.983

Pasivos
Depósitos y otras obligaciones a la vista	4.970.019	-	-	-	4.970.019	-	-	-	4.970.019
Operaciones con liquidación en curso	284.953	-	-	-	284.953	-	-	-	284.953
Contratos de retrocompra y préstamos de valores	-	275.303	25.534	3.280	304.117	-	-	-	304.117
Depósitos y otras obligaciones a plazo	65.854	4.981.947	2.278.958	1.600.701	8.927.460	133.760	50.993	184.753	9.112.213
Contratos de derivados financieros	-	71.445	80.484	208.473	360.402	503.036	282.723	785.759	1.146.161
Obligaciones con bancos	5.820	82.965	185.730	998.877	1.273.392	164.611	-	164.611	1.438.003
Instrumentos de deuda emitidos	-	10.855	168.817	378.080	557.752	2.422.240	1.591.297	4.013.537	4.571.289
Otras obligaciones financieras	70.136	718	733	29.748	101.335	12.425	78.851	91.276	192.611

Totales pasivos	5.396.782	5.423.233	2.740.256	3.219.159	16.779.430	3.236.072	2.003.864	5.239.936	22.019.366

(*)	Adeudado por bancos se presenta bruto. El monto de provisiones asciende a MM$ 46.
(**)	Las Colocaciones se presentan brutas. Los importes de provisión según el tipo de colocación es el siguiente: Comerciales MM$ 250.873, Vivienda MM$ 35.990 y Consumo MM$ 263.259.

Estados Financieros 2013 / Banco Santander Chile 84

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°19

OTROS PASIVOS

La composición del rubro es la siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Cuentas y documentos por pagar	106.205	89.034
Ingresos percibidos por adelantado	382	426
Garantías por operaciones threshold	166.962	179.820
Documentos por pagar por intermediación corredora y operaciones simultáneas	-	-
Otras obligaciones por pagar	44.347	59.824
Otros pasivos	23.612	12.170

Totales	341.508	341.274

Estados Financieros 2013 / Banco Santander Chile 85

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°20

CONTINGENCIAS Y COMPROMISOS

a)	Juicios y procedimientos legales

A la fecha de emisión de estos estados financieros, existen diversas acciones judiciales interpuestas en contra del Banco y sus afiliadas en relación con operaciones propias del giro. Al 31 de marzo de 2013, el Banco y sus afiliadas mantienen provisiones por este concepto que ascienden a MM$ 722 (MM$ 428 al 31 de diciembre de 2012), las cuales se encuentran en el Estado de Situación Financiera Consolidado, formando parte del rubro “Provisiones por contingencias”. Adicionalmente, existen otros juicios por una cuantía de UF 27.056,90 principalmente litigio de la sociedad Santander Corredores de Seguros Limitada por bienes entregados en leasing.

b)	Créditos contingentes

La siguiente tabla muestra los montos contractuales de las operaciones que obligan al Banco a otorgar créditos.

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Cartas de crédito documentarias emitidas	175.515	199.420
Cartas de crédito del exterior confirmadas	88.659	113.878
Boletas de garantía	1.070.761	1.046.114
Avales y fianzas	136.871	139.059
Subtotales	1.471.806	1.498.471
Líneas de crédito con disponibilidad inmediata	5.016.898	4.933.335
Otros compromisos de créditos irrevocables	62.230	63.828
Totales	6.550.934	6.495.634

c)	Responsabilidades

El Banco mantiene las siguientes responsabilidades derivadas del curso normal de sus negocios:

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Operaciones por cuentas de terceros
Cobranzas	325.963	287.128
Recursos de terceros gestionados por el Banco y sus afiliadas (1)	872.184	821.080
Subtotales	1.198.147	1.108.208
Custodia de valores
Valores custodiados en poder del Banco y sus afiliadas	310.689	227.554
Valores custodiados depositados en otra entidad	619.482	573.129
Títulos emitidos por el propio Banco	15.740.215	14.931.587
Subtotales	16.670.386	15.732.270
Totales	17.868.533	16.840.478

(1) Durante el año 2013 se clasificó en recursos de terceros gestionados por el banco y sus afiliadas, las carteras administradas por banca privada, teniendo al cierre de marzo de 2013 un saldo de MM$ 872.148 (MM$ 821.045 para el año 2012).

d)	Garantías

Banco Santander Chile cuenta con una póliza integral bancaria de cobertura de fidelidad funcionaria Nº 2700659 vigente con la Compañía de Seguros Chilena Consolidada S.A., por la suma de USD 5.000.000, la cual cubre solidariamente tanto al Banco como a sus afiliadas, con vigencia desde el 01 de julio de 2012 hasta el 30 de junio de 2013.

Estados Financieros 2013 / Banco Santander Chile 86

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°20

CONTINGENCIAS Y COMPROMISOS, continuación

e)	Créditos y pasivos contingentes

Para satisfacer las necesidades de los clientes, el Banco adquirió varios compromisos irrevocables y obligaciones contingentes, aunque estas obligaciones no pudieron ser reconocidas en el Estado de Situación Financiera Consolidado, estos contienen riesgos de créditos y son por tanto parte del riesgo global del Banco.

Santander Asset Management S.A. Administradora General de Fondos

i)	Conforme a lo instruido en la norma de carácter general N°125, la sociedad designó a Banco Santander Chile como banco representante de los beneficiarios de las boletas en garantías constituidas por cada uno de los fondos administrados, en cumplimiento a lo dispuesto en los artículos 226 y siguientes de la Ley N°18.045.

ii)	Además de estas boletas en garantía por la creación de los fondos mutuos, existen otras boletas en garantía por concepto de rentabilidad garantizada de determinados fondos mutuos, por un monto que asciende a MM$ 10.287 y depósitos a plazo por un valor de UF 1.484.551,8566 por garantía de Fondos de Inversión Privados (F.I.P.) al 31 de marzo de 2013.

Santander Agente de Valores Limitada

i)	Para efectos de asegurar el correcto y cabal cumplimiento de todas sus obligaciones como agente de valores de conformidad a lo dispuesto en los artículos N°30 y siguientes de la Ley N°18.045, sobre Mercado de Valores, la sociedad constituyó garantía por UF 4.000 con póliza de seguro N°212114948, tomada con la Compañía de Seguros de Crédito Continental S.A. y cuyo vencimiento es el 19 de diciembre de 2013.

Santander S.A. Corredores de Bolsa

i)	La sociedad tiene garantías enteradas en la Bolsa de Comercio de Santiago, para cubrir operaciones simultáneas efectuadas por cartera propia, por MM$ 28.374

ii)	Además, se incluye en este rubro una garantía entregada a CCLV Contraparte Central S.A. (ex Cámara de Compensación) en efectivo, por un monto ascendente a MM$ 3.180 y una garantía adicional enterada en la Bolsa de Comercio Electrónica por MM$ 968 al 31 de marzo de 2013.

iii)	Al 31 de marzo de 2013 se encuentran en trámite las siguientes situaciones legales:

-	Juicio de reclamación pendiente ante el 27° Juzgado Civil de Santiago, carátula “Nahum con Santander Investmente S.A. Corredores de Bolsa” antecesora de Santander S.A. Corredores de Bolsa, Rol N°16.703-2010, por una cuantía de MM$ 200. En cuanto a su actual estado de tramitación, la sentencia, se concedió el recurso, y actualmente se encuentra pendiente la vista de la causa en la Corte de Apelaciones de Santiago. No se han contabilizado provisiones, por no estimarse necesarias, ya que la causa se encuentra en primera instancia.

-	Juicio de “Inverfam S.A. con Santander Investment S.A. Corredores de Bolsa”, antecesora de Santander S.A. Corredores de Bolsa, seguido en el Primer Juzgado Civil de Santiago, Rol 32.543-2012, de indemnización de perjuicios por pérdida de unos valores destinados a Fondos Optimal, que se vieron perjudicados por el caso Madoff, cuya cuantía asciende a MM$ 107 aproximadamente. Actualmente se encuentra en espera de que se cite a conciliación.

Santander Corredora de Seguros Limitada

i)	De acuerdo a los establecido en la Circular N°1.160 de la Superintendencia de Valores y Seguros, la sociedad mantiene contratada una póliza de seguros para responder al correcto y cabal cumplimiento de todas las obligaciones emanadas en razón de sus operaciones como intermediaria en la contratación de seguros.

ii)	La póliza de garantía para corredores de seguros N°10022204, la cual cubre UF 500, y la póliza de responsabilidad profesional para corredores de seguros N°10022208 por un monto equivalente a UF 60.000, fueron contratadas con la Compañía de Seguros Generales Consorcio Nacional de Seguros S.A. Ambas tienen vigencia desde el 15 de abril de 2012 al 14 de abril de 2013.

iii)	Existen juicios por cuantía de UF 27.056, correspondientes a procesos principalmente por bienes entregados en leasing. Nuestros abogados han estimado pérdidas por MM$ 51,3 monto que se encuentra registrado en el rubro provisiones.

Estados Financieros 2013 / Banco Santander Chile 87

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°21

PATRIMONIO

a)	Capital social y acciones preferentes

Al 31 de marzo de 2013 y al 31 de diciembre de 2012, el Banco presenta 188.446.126.794 acciones autorizadas, las cuales se encuentran suscritas y pagadas. Todas estas acciones son ordinarias, sin valor nominal ni preferencias.

El movimiento de las acciones durante el ejercicio 2013 y 2012, es el siguiente:

	ACCIONES
	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012

Emitidas al 01 de enero	188.446.126.794	188.446.126.794
Emisión de acciones pagadas	-	-
Emisión de acciones adeudadas	-	-
Opciones de acciones ejercidas	-	-
Emitidas al	188.446.126.794	188.446.126.794

Al 31 de marzo de 2013 y al 31 de diciembre de 2012, el Banco no mantiene en su poder acciones propias, al igual que las Sociedades que participan en la consolidación.

Al 31 de marzo de 2013 la distribución de accionistas es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs	Totales	% de participación

Teatinos Siglo XXI Inversiones Limitada	59.770.481.573	-	59.770.481.573	31,72
Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
J.P. Morgan Chase Bank	-	30.601.072.071	30.601.072.071	16,24
MBI Arbitrage Fondo de Inversión	314.861.257	-	314.861.257	0,17
Bancos y corredoras de bolsa por cuenta de terceros	12.304.180.282	-	12.304.180.282	6,53
AFP por cuentas de terceros	10.228.452.188	-	10.228.452.188	5,43
Otros accionistas minoritarios	3.813.765.973	4.590.793.755	8.404.559.728	4,46
Totales			188.446.126.794	100,00

Estados Financieros 2013 / Banco Santander Chile 88

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°21

PATRIMONIO, continuación

Al 31 de diciembre de 2012 la distribución de accionistas es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs	Totales	% de participación

Teatinos Siglo XXI Inversiones Limitada	59.770.481.573	-	59.770.481.573	31,72
Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
J.P. Morgan Chase Bank	-	35.111.060.871	35.111.060.871	18,63
Bnp Paribas Arbitrage	173.328.889	-	173.328.889	0,09
MBI Arbitrage Fondo de Inversión	495.766.248	-	495.766.248	0,26
Bancos y corredoras de bolsa por cuenta de terceros	12.473.837.817	-	12.473.837.817	6,62
AFP por cuentas de terceros	6.346.809.483	-	6.346.809.483	3,37
Otros accionistas minoritarios	3.839.358.209	3.412.964.009	7.252.322.218	3,85
Totales			188.446.126.794	100,00

Los American Depository Receipts (ADR) son certificados emitidos por un banco comercial norteamericano para ser transados en el mercado de valores de los Estados Unidos de America (EEUU).

b)	Dividendos

El detalle de distribución de dividendos se encuentra en el recuadro del Estado Consolidado de Cambios en el Patrimonio.

c)	Al 31 de marzo la composición de la utilidad diluida y de la utilidad básica es la siguiente:

	Al 31 de marzo de
	2013	2012
	MM$	MM$

a) Beneficio básico por acción
Resultado atribuible a tenedores patrimoniales	80.879	118.355
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Beneficio básico por acción (en pesos)	0,429	0,628

b) Beneficio diluido por acción
Resultado atribuible a tenedores patrimoniales	80.879	118.355
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Conversión asumida de deuda convertible	-	-
Número ajustado de acciones	188.446.126.794	188.446.126.794
Beneficio diluido por acción (en pesos)	0,429	0,628

Al 31 de marzo de 2013 y 2012 el Banco no posee instrumentos que generen efectos dilutivos.

Estados Financieros 2013 / Banco Santander Chile 89

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°21

PATRIMONIO, continuación

d)	Otros resultados integrales de Instrumentos de inversión disponibles para la venta y coberturas de flujo de efectivo:

	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Instrumentos de inversión disponibles para la venta
Saldos al 01 de enero de	(10.017)	3.043
(Pérdida) ganancia por ajuste valorización cartera de inversiones disponible para la venta antes de impuesto	946	(15.131)
Reclasificaciones y ajustes sobre la cartera disponible para venta	-	-
Pérdida realizada	268	2.071
Subtotales	1.214	(13.060)
Totales	(8.803)	(10.017)

Cobertura de flujo de efectivo
Saldos al 01 de enero de	5.315	394
Ganancia (pérdida) por ajuste valorización de coberturas de flujo de efectivo antes de impuesto	162	4.326
Reclasificaciones y ajustes por coberturas de flujo de efectivo antes de impuesto	346	595
Monto reclasificado del patrimonio incluido como valor libro de activo y pasivos no financieros, cuya adquisición o cesión fue cubierta como una transición altamente probable	-	-
Subtotales	508	4.921
Totales	5.823	5.315

Otros resultados integrales antes de impuesto	(2.980)	(4.702)

Impuesto a la renta sobre los componentes de otros resultados integrales
Impuesto renta relativo a cartera de inversiones disponible para la venta	3.023	2.003
Impuesto renta relativo a coberturas de flujo de efectivo	(1.165)	(1.063)
Totales	1.858	940

Otros resultados integrales netos de impuesto	(1.122)	(3.762)
Atribuible a:
Tenedores patrimoniales del Banco	(1.149)	(3.781)
Interés no controlador	27	19

Estados Financieros 2013 / Banco Santander Chile 90

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°22

REQUERIMIENTOS DE CAPITAL (BASILEA)

De acuerdo con la Ley General de Bancos, el Banco debe mantener una razón mínima de patrimonio efectivo a activos consolidados ponderados por riesgo de 8% neto de provisiones exigidas, y una razón mínima de capital básico a total de activos consolidados de 3%, neto de provisiones exigidas. Sin embargo, con motivo de la fusión del Banco ocurrida en 2002, la SBIF ha determinado que el patrimonio efectivo del Banco fusionado no puede ser inferior al 11% de sus activos ponderados por riesgo. Para estos efectos, el patrimonio efectivo se determina a partir del capital y reservas o capital básico más los bonos subordinados con tope del 50% del capital básicos.

Los activos son ponderados de acuerdo a las categorías de riesgo, a las cuales se les asigna un porcentaje de riesgo de acuerdo al monto del capital necesario para respaldar cada uno de esos activos. Por ejemplo, el efectivo, los depósitos en otros bancos y los instrumentos financieros emitidos por el Banco Central de Chile, tienen 0% de riesgo, lo que significa que, conforme a la normativa vigente, no se requiere capital para respaldar estos activos. Los activos fijos tienen un 100% de riesgo, lo que significa que se debe tener un capital mínimo equivalente al 11% del monto de estos activos. Todos los instrumentos derivados negociados fuera de bolsa son considerados en la determinación de los activos de riesgo con un factor de conversión sobre los valores nocionales, obteniéndose de esa forma el monto de la exposición al riesgo de crédito. También se consideran por un “equivalente de crédito”, para su ponderación, los créditos contingentes fuera del Estado de Situación Financiera Consolidado.

De acuerdo a lo instruido en Capítulo 12-1 de la RAN de la Superintendencia de Bancos, a partir del mes de enero 2010 se implementó un cambio normativo que implicó la entrada en vigor del Capítulo B-3 del Compendio de Normas Contables, con cambio en las exposiciones de riesgo de las colocaciones contingentes, pasando desde un 100% de exposición, a un porcentaje indicado en el siguiente cuadro:

Tipo de crédito contingente	Exposición

a) Avales y fianzas	100%
b) Cartas de crédito del exterior confirmadas	20%
c) Cartas de crédito documentarias emitidas	20%
d) Boletas de garantía	50%
e) Cartas de garantía interbancarias	100%
f) Líneas de crédito de libre disposición	50%
g) Otros compromisos de crédito:
- Créditos para estudios superiores Ley N° 20.027	15%
- Otros	100%
h) Otros créditos contingentes	100%

Estados Financieros 2013 / Banco Santander Chile 91

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°22

REQUERIMIENTOS DE CAPITAL (BASILEA), continuación

Los niveles de capital básico y patrimonio efectivo al cierre de cada ejercicio son los siguientes:

	Activos consolidados		Activos ponderados por riesgo
	Al 31 de marzo de	Al 31 de diciembre de	Al 31 de marzo de	Al 31 de diciembre de
	2013	2012	2013	2012
	MM$	MM$	MM$	MM$

Activos de balance (netos de provisiones)
Efectivo y depósitos en bancos	1.230.201	1.250.414	-	-
Operaciones con liquidación en curso	621.562	520.267	78.722	75.429
Instrumento para negociación	250.040	338.287	4.028	21.713
Contratos de retrocompra y préstamos de valores	-	6.993	-	6.993
Contratos de derivados financieros (*)	869.366	937.291	728.700	830.133
Adeudado por bancos	139.965	90.527	27.993	18.105
Créditos y cuentas por cobrar a clientes	18.542.851	18.325.957	16.405.353	16.205.004
Instrumentos de inversión disponible para la venta	1.873.478	1.826.158	215.610	200.285
Inversiones en sociedades	8.080	7.614	8.080	7.614
Intangibles	77.158	87.347	77.158	87.347
Activo fijo	159.852	162.214	159.852	162.214
Impuestos corrientes	19.782	10.227	1.978	1.023
Impuestos diferidos	187.991	186.407	18.799	18.640
Otros activos	585.528	655.217	447.328	402.547
Activos fuera de balance
Colocaciones contingentes	3.241.376	3.201.028	1.918.277	1.903.368
Totales	27.807.230	27.605.947	20.091.878	19.940.415

(*)	Los “Contratos de derivados financieros” se presentan a su valor de “Riesgo Equivalente de Créditos”, de acuerdo a lo normado en el Capítulo 12-1 de la Recopilación actualizada de normas, emitida por la Superintendencia de Bancos e instituciones Financieras.

Los ratios determinados para el límite del capital básico y patrimonio efectivo respectivamente, son:

			Razón
	Al 31 de marzo de	Al 31 de Diciembre de	Al 31 de marzo de	Al 31 de Diciembre de
	2013	2012	2013	2012
	MM$	MM$	%	%

Capital básico	2.194.025	2.135.660	7,89	7,74
Patrimonio efectivo neto	2.790.957	2.735.316	13,89	13,72

Estados Financieros 2013 / Banco Santander Chile 92

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°23

INTERES NO CONTROLADOR

Recoge el importe neto del patrimonio neto de las entidades dependientes atribuibles a instrumentos de capital que no pertenecen, directa o indirectamente, al Banco, incluida la parte que se les haya atribuido del resultado del ejercicio.

La participación del interés no controlador en el patrimonio y los resultados de las filiales se resume como sigue:

				Otros resultados integrales
	Participación de terceros	Patrimonio	Resultados	Inversiones disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
Al 31 de marzo de 2013%		MM$	MM$	MM$	MM$	MM$	MM$

Sociedades filiales:
Santander Agente de Valores Limitada	0,97	676	21	-	-	-	21
Santander S.A. Sociedad Securitizadora	0,36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00	26.144	498	13	(3)	10	508
Santander Asset Management S.A. Administradora General de Fondos	0,02	11	1	-	-	-	1
Santander Corredora de Seguros Limitada	0,25	150	1	-	-	-	1
Subtotales		26.984	521	13	(3)	10	531

Entidades de propósito especial:
Bansa Santander S.A.	100,00	2.448	322	-	-	-	322
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	1.998	(507)	-	-	-	(507)
Multinegocios S.A	100,00	299	55	-	-	-	55
Servicios Administrativos y Financieros Limitada	100,00	1.473	62	-	-	-	62
Servicios de Cobranzas Fiscalex Limitada	100,00	240	24	-	-	-	24
Multiservicios de Negocios Limitada	100,00	1.388	89	-	-	-	89
Subtotales		7.846	45	-	-	-	45

Totales		34.830	566	13	(3)	10	576

Estados Financieros 2013 / Banco Santander Chile 93

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°23

INTERESES NO CONTROLADOR, continuación

La participación del interés no controlador en el patrimonio y los resultados de las filiales al 31 de marzo de 2012, se resume como sigue:

				Otros resultados integrales
	Participación de terceros	Patrimonio	Resultados	Inversiones disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
Al 31 de marzo de 2012%		MM$	MM$	MM$	MM$	MM$	MM$

Sociedades filiales:
Santander Agente de Valores Limitada	0,97	590	21	(1)	-	(1)	20
Santander S.A. Sociedad Securitizadora	0,36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00	28.176	830	(41)	7	(34)	796
Santander Asset Management S.A. Administradora General de Fondos	0,02	14	1	-	-	-	1
Santander Corredora de Seguros Limitada	0,24	146	3	-	-	-	3
Subtotales		28.929	855	(42)	7	(35)	820

Entidades de propósito especial:
Bansa Santander S.A.	100,00	942	(84)	-	-	-	(84)
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	2.167	(165)	-	-	-	(165)
Multinegocios S.A	100,00	154	4	-	-	-	4
Servicios Administrativos y Financieros Limitada	100,00	1.174	90	-	-	-	90
Servicios de Cobranzas Fiscalex Limitada	100,00	163	10	-	-	-	10
Multiservicios de Negocios Limitada	100,00	1.025	81	-	-	-	81
Subtotales		5.625	(64)	-	-	-	(64)

Totales		34.554	791	(42)	7	(35)	756

Estados Financieros 2013 / Banco Santander Chile 94

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°24

INTERESES Y REAJUSTES

Comprende los intereses devengados en el ejercicio por todos los activos financieros cuyo rendimiento, implícito o explícito, se obtiene de aplicar el método del tipo de interés efectivo, con independencia de que se valoren por su valor razonable, así como las rectificaciones de productos como consecuencia de coberturas contables.

a)	Al 31 de marzo de 2013 y 2012, la composición de ingresos por intereses y reajustes, sin incluir los resultados por coberturas contables, es la siguiente:

	Al 31 de marzo de
	2013				2012
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Contratos de retrocompra	377	-	-	377	780	-	-	780
Créditos otorgados a bancos	11	-	-	11	525	-	-	525
Colocaciones comerciales	178.218	4.713	1.169	184.100	164.846	36.052	1.188	202.086
Colocaciones para vivienda	56.779	6.763	2.875	66.417	55.811	53.202	2.897	111.910
Colocaciones para consumo	150.717	205	646	151.568	150.336	1.125	698	152.159
Instrumentos de inversión	22.817	68	-	22.885	32.386	1.502	-	33.888
Otros ingresos por intereses y reajustes	1.012	(957)	-	55	1.225	333	-	1.558

Totales ingresos por intereses y reajustes	409.931	10.792	4.690	425.413	405.909	92.214	4.783	502.906

b)	Tal como se señala en la letra i) de la Nota 01, los intereses y reajustes suspendidos los cuales corresponden a operaciones con morosidades iguales o superiores a 90 días. Son registrados en cuentas de orden (fuera del Estado de Situación Financiera Consolidado), mientras estos nos sean efectivamente percibidos.

Al 31 de marzo de 2013 y 2012, el detalle de los ingresos por intereses y reajustes suspendidos es el siguiente:

	Al 31 de marzo de
	2013				2012
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Fuera de balance	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales	17.455	3.565	-	21.019	16.161	4.021	-	20.182
Colocaciones de vivienda	4.206	4.407	-	8.613	4.294	6.061	-	10.355
Colocaciones de consumo	7.602	831	-	8.434	7.928	958	-	8.885

Totales	29.263	8.803	-	38.066	28.382	11.040	-	39.423

Estados Financieros 2013 / Banco Santander Chile 95

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°24

INTERESES Y REAJUSTES, continuación

c)	Al 31 de marzo de 2013 y 2012 la composición de los gastos por intereses y reajustes, sin incluir los resultados por coberturas contables, es el siguiente:

	Al 31 de marzo de
	2013				2012
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Depósitos a la vista	(1.511)	(33)	-	(1.544)	(686)	(255)	-	(941)
Contratos de retrocompra	(2.376)	-	-	(2.376)	(5.623)	-	-	(5.623)
Depósitos y captaciones a plazo	(110.351)	(1.159)	-	(111.510)	(103.772)	(21.681)	-	(125.453)
Obligaciones con bancos	(5.884)	-	-	(5.884)	(7.396)	(8)	-	(7.404)
Instrumentos de deuda emitidos	(41.358)	(3.141)	-	(44.499)	(43.871)	(28.194)	-	(72.065)
Otras obligaciones financieras	(1.183)	(42)	-	(1.225)	(1.222)	(393)	-	(1.615)
Otros gastos por intereses y reajustes	(575)	(16)	-	(591)	(615)	(1.445)	-	(2.060)
Totales gastos por intereses y reajustes	(163.238)	(4.391)	-	(167.629)	(163.185)	(51.976)	-	(215.161)

d)	Al 31 de marzo de 2013 y 2012, el resumen de intereses y reajustes, es el siguiente:

	Al 31 de marzo de
	2013	2012
Conceptos	MM$	MM$

Ingresos por intereses y reajustes	425.413	502.906
Gastos por intereses y reajustes	(167.629)	(215.161)

Subtotales ingresos por intereses y reajustes	257.784	287.745

Resultado de coberturas contables (neto)	(11.303)	(21.673)

Totales intereses y reajustes netos	246.481	266.072

Estados Financieros 2013 / Banco Santander Chile 96

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°25

COMISIONES

Comprende el monto de todas las comisiones devengadas y pagadas en el ejercicio, excepto las que formen parte integrante del tipo de interés efectivo de los instrumentos financieros:

	Al 31 de marzo de
	2013	2012
	MM$	MM$

Ingresos por comisiones
Comisiones por líneas de crédito y sobregiros	1.991	2.449
Comisiones por avales y cartas de crédito	7.408	6.935
Comisiones por servicios de tarjetas	32.650	32.415
Comisiones por administración de cuentas	7.128	7.238
Comisiones por cobranzas, recaudaciones y pagos	11.325	15.802
Comisiones por intermediación y manejo de valores	2.987	3.355
Comisiones por inversiones en fondos mutuos u otro	8.390	8.609
Remuneraciones por comercialización de seguros	5.746	8.186
Office banking	3.489	3.080
Otras comisiones ganadas	6.414	2.866
Totales	87.528	90.935

	Al 31 de marzo de
	2013	2012
	MM$	MM$

Gastos por comisiones
Remuneraciones por operación de tarjetas	(19.543)	(17.398)
Comisiones por operación con valores	(1.191)	(1.373)
Office banking y otras comisiones	(2.540)	(3.473)
Totales	(23.274)	(22.244)

Totales ingresos y gastos por comisiones netos	64.254	68.691

Las comisiones ganadas por operaciones con letras de crédito se presentan en el Estado Intermedio Consolidado de Resultados en el rubro “Ingresos por intereses y reajustes”.

Estados Financieros 2013 / Banco Santander Chile 97

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°26

RESULTADOS DE OPERACIONES FINANCIERAS

Incluye el monto de los ajustes por variación de los instrumentos financieros, excepto los imputables a intereses devengados por aplicación del método del tipo de interés efectivo de correcciones de valor de activos, así como los resultados obtenidos en su compraventa.

Al 31 de marzo de 2013 y 2012, el detalle de los resultados por operaciones financieras es el siguiente:

	Al 31 de marzo de
	2013	2012
	MM$	MM$

Utilidad neta operaciones financieras
Derivados de negociación	(27.145)	(50.009)
Instrumentos financieros para negociación	9.241	13.247
Venta de créditos y cuentas por cobrar a clientes:
Cartera vigente (Nota 11)	(82)	720
Cartera castigada (Nota 11)	57	2.608
Instrumentos disponibles para la venta	1.073	(1.058)
Otros resultados de operaciones financieras (*)	(17)	296
Totales	(16.873)	(34.196)

NOTA N°27

RESULTADO NETO DE CAMBIO

Comprende los resultados obtenidos en la compraventa de divisas, las diferencias que surgen al convertir las partidas monetarias en moneda extranjera a la moneda funcional y los procedentes de activos no monetarios en moneda extranjera al momento de su enajenación.

Al 31 de marzo de 2013 y 2012, el detalle del resultado de cambio es el siguiente:

	Al 31 de marzo de
	2013	2012
	MM$	MM$

Diferencias de cambio
Utilidad (pérdida) neta por diferencias de cambio	63.918	204.320
Derivados de cobertura	(23.770)	(148.040)
Resultado por activos reajustables en moneda extranjera	(1.119)	(3.289)
Resultado por pasivos reajustables en moneda extranjera	106	508
Totales	39.135	53.499

Estados Financieros 2013 / Banco Santander Chile 98

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°28

PROVISIONES POR RIESGO DE CRÉDITO

a)    El movimiento registrado durante los ejercicios 2013 y 2012 en los resultados por concepto de provisiones y deterioros se resume como sigue:

		Créditos y cuentas por cobrar a clientes
	Colocaciones Interbancarias	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo	Colocaciones contingentes
	Individual	Individual	Grupal	Grupal	Grupal	Individual	Grupal	Total
Al 31 de marzo de 2013	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones netos de provisiones	-	(1.067)	(13.480)	(4.198)	(32.154)	-	-	(50.899)
Provisiones constituidas	(50)	(12.911)	(9.859)	(5.947)	(39.930)	(1.879)	(338)	(70.914)
Totales provisiones y castigos	(50)	(13.978)	(23.339)	(10.145)	(72.084)	(1.879)	(338)	(121.813)
Provisiones liberadas	16	5.400	2.021	2.258	6.575	330	1.804	18.404
Recuperación de créditos castigados	-	594	2.025	966	6.966	-	-	10.551
Cargos netos a resultado	(34)	(7.984)	(19.293)	(6.921)	(58.543)	(1.549)	1.466	(92.858)

		Créditos y cuentas por cobrar a clientes
	Colocaciones Interbancarias	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo	Colocaciones contingentes
	Individual	Individual	Grupal	Grupal	Grupal	Individual	Grupal	Total
Al 31 de marzo de 2012	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones netos de provisiones	-	(1.281)	(10.479)	(2.043)	(6.049)	-	-	(19.852)
Provisiones constituidas	(262)	(14.471)	(5.801)	(2.805)	(60.830)	(580)	(476)	(85.225)
Totales provisiones y castigos	(262)	(15.752)	(16.280)	(4.848)	(66.879)	(580)	(476)	(105.077)
Provisiones liberadas	1	8.717	6.514	1.917	3.165	509	1.025	21.848
Recuperación de créditos castigados	-	412	1.267	441	2.828	-	-	4.948
Cargos netos a resultado	(261)	(6.623)	(8.499)	(2.490)	(60.886)	(71)	549	(78.281)

Castigos de colocaciones neto de provisiones:

	Créditos y cuentas por cobrar a clientes
	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
Al 31 de marzo de 2013	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones	2.460	18.379	5.116	70.021	95.976
Provisiones aplicadas	(1.393)	(4.899)	(918)	(37.867)	(45.077)
Castigos de colocaciones netos de provisiones	1.067	13.480	4.198	32.154	50.899

	Créditos y cuentas por cobrar a clientes
	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
Al 31 de marzo de 2012	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones	8.204	14.729	2.525	58.944	84.402
Provisiones aplicadas	(6.923)	(4.250)	(482)	(52.895)	(64.549)
Castigos de colocaciones netos de provisiones	1.281	10.479	2.043	6.049	19.852

Estados Financieros 2013 / Banco Santander Chile 99

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°29

REMUNERACIONES Y GASTOS DEL PERSONAL

a)	Composición del gasto por remuneraciones y gastos del personal:

	Al 31 de marzo de
	2013	2012
	MM$	MM$

Remuneraciones del personal	43.886	40.950
Bonos o gratificaciones	16.421	17.606
Beneficios basados en instrumentos de capital	54	450
Indemnización por años de servicio	2.363	1.921
Planes de pensiones	162	275
Gastos de capacitación	543	463
Sala cuna y jardín infantil	655	602
Fondos de salud	800	864
Fondo bienestar	20	115
Otros gastos de personal	6.629	6.154
Totales	71.533	69.400

Estados Financieros 2013 / Banco Santander Chile 100

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°30

GASTOS DE ADMINISTRACIÓN

Al 31 de marzo de 2013 y 2012, la composición del rubro es la siguiente:

	Al 31 de marzo de
	2013	2012
	MM$	MM$

Gastos generales de administración	29.130	25.565
Mantenimiento y reparación de activo fijo	4.086	3.272
Arriendos de oficina	4.881	4.447
Arriendo de equipos	25	115
Primas de seguro	811	614
Materiales de oficina	900	1.533
Gastos de informática y comunicaciones	6.484	5.706
Alumbrado, calefacción y otros servicios	970	1.108
Servicio de vigilancia y transporte de valores.	4.088	3.042
Gastos de representación y desplazamiento del personal	1.295	1.212
Gastos judiciales y notariales	2.525	1.239
Honorarios por informes técnicos	932	782
Honorarios por servicios profesionales	634	1.486
Otros gastos generales de administración	1.499	1.009
Servicios subcontratados	12.789	11.577
Procesamientos de datos	6.724	6.540
Venta de productos	3.081	2.878
Otros	2.984	2.159
Gastos del directorio	272	381
Remuneraciones del directorio	269	262
Otros gastos del directorio	3	119
Gastos Marketing	3.233	3.901
Impuestos, contribuciones, aportes	2.607	2.660
Contribuciones de bienes raíces	372	446
Patentes	477	481
Otros impuestos	1	7
Aporte a la SBIF	1.758	1.726

Totales	48.032	44.084

Estados Financieros 2013 / Banco Santander Chile 101

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°31

DEPRECIACIONES, AMORTIZACIONES Y DETERIOROS

a)	Los valores correspondientes a cargos a resultados por concepto de depreciaciones, amortizaciones y deterioros durante marzo 2013 y 2012, se detallan a continuación:

	Al 31 de marzo de
	2013	2012
	MM$	MM$

Depreciaciones y amortizaciones
Depreciación del activo fijo	(5.325)	(5.131)
Amortizaciones de intangibles	(10.328)	(6.941)
Total depreciaciones y amortizaciones	(15.653)	(12.072)
Deterioro del activo fijo	(27)	(54)
Totales	(15.680)	(12.126)

Al 31 de marzo de 2013, el importe del deterioro de activo fijo asciende a MM$ 27, principalmente por siniestros de cajeros automáticos (MM$ 54 al 31 de marzo de 2012).

b)	La conciliación entre los valores libros y los saldos al 31 de marzo de 2013 y 2012, es la siguiente:

	Depreciación y amortización
	2013
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de enero de 2013	(105.150)	(146.653)	(251.803)
Cargos por depreciación, y amortización del ejercicio	(5.325)	(10.328)	(15.653)
Bajas y ventas del ejercicio	1	-	1
Otros	-	-	-
Saldos al 31 de marzo de 2013	(110.474)	(156.981)	(267.455)

	Depreciación y amortización
	2012
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de enero de 2012	(84.230)	(111.479)	(195.709)
Cargos por depreciación, y amortización del ejercicio	(21.195)	(35.174)	(56.369)
Bajas y ventas del ejercicio	275	-	275
Otros	-	-	-
Saldos al 31 de marzo de 2012	(105.150)	(146.653)	(251.803)

Estados Financieros 2013 / Banco Santander Chile 102

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°32

OTROS INGRESOS Y GASTOS OPERACIONALES

a)	Otros ingresos operacionales está conformado por los siguientes conceptos:

	Al 31 de marzo de
	2013	2012
	MM$	MM$

Ingresos por bienes recibidos en pago
Resultado venta de bienes recibidos en pago	1.544	501
Recupero de castigos y resultados bienes recibidos en pago	2.713	2.798
Subtotales	4.257	3.299
Resultados por venta en participación en sociedades
Utilidad en venta en participación en otras sociedades	-	-
Subtotales	-	-
Otros ingresos
Arriendos	26	19
Resultado por venta de activo fijo (1)	109	481
Recupero provisiones por contingencias	-	-
Indemnizaciones de compañías de seguros por siniestros	73	133
Dividendos percibidos por participación en otras sociedades	-	-
Otros	104	50
Subtotales	312	683

Totales	4.569	3.982

(1) Al 31 de marzo de 2013 no hubo ventas de sucursales.

Estados Financieros 2013 / Banco Santander Chile 103

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°32

OTROS INGRESOS Y GASTOS OPERACIONALES, continuación

b)	Otros gastos operacionales está conformado por los siguientes conceptos:

	Al 31 de marzo de
	2013	2012
	MM$	MM$
Provisiones y gastos de bienes recibidos en pago
Castigos de bienes recibidos en pago	1.769	2.519
Provisiones por bienes recibidos en pago	799	1.124
Gastos por mantención de bienes recibidos en pago	597	698
Subtotales	3.165	4.341

Gastos de tarjetas de crédito
Gastos de tarjetas de crédito	464	172
Membresías tarjetas de crédito	1.461	1.057
Subtotales	1.925	1.229

Servicios a clientes	2.009	2.241

Otros gastos
Castigos operativos (1)	1.228	1.949
Pólizas de seguros de vida y seguros generales de productos	1.705	1.668
Impuesto adicional por gastos pagados al exterior	690	940
Provisiones por contingencias	1.744	1.994
Otros	1.799	2.003
Subtotales	7.165	8.554

Totales	14.263	16.365

Estados Financieros 2013 / Banco Santander Chile 104

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°33

OPERACIONES CON PARTES RELACIONADAS

Se consideran “partes relacionadas” al Banco, adicionalmente a las entidades dependientes y asociadas, el “personal clave” de la Dirección del Banco (miembros del Directorio del Banco y además los Gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos), así como las entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Adicionalmente, el Banco ha considerado como parte relacionada a las diferentes sociedades que forman parte del Grupo Santander a nivel mundial, en el entendido, que todas ellas poseen una matriz común, esto es, Banco Santander S.A. (radicada en España).

El artículo 89 de la Ley sobre Sociedades Anónimas, que se aplica también a los bancos, establece que cualquier operación con una parte relacionada debe efectuarse en condiciones de equidad, similares a las que habitualmente prevalecen en el mercado.

Por otra parte, el artículo 84 de la Ley General de Bancos establece límites para los créditos que pueden otorgarse a partes relacionadas y la prohibición de otorgar créditos a los directores, gerentes o apoderados generales del banco.

A continuación se indican las transacciones realizadas por el Banco con las partes relacionadas a éste, para su mejor comprensión, hemos dividido la información en cuatro categorías:

Sociedades del Grupo Santander

Esta categoría incluye a todas las sociedades pertenecientes al Grupo Santander a nivel mundial, y por tanto, incluye también aquellas sociedades donde el Banco ejerce algún grado de control (entidades dependientes y propósito especial).

Empresas asociadas

Esta categoría se incluyen a aquellas entidades donde el Banco, de acuerdo a lo señalo en la letra b) de la Nota 1 de los presentes Estados Financieros, ejerce algún grado influencia significativa sobre estas y que, en general, corresponden a las denominadas “sociedades de apoyo al giro”.

Personal clave

Esta categoría incluye a los miembros del Directorio del Banco y además los gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos.

Otros

En esta categoría se incluyen a aquellas partes relacionadas no incluidas en los grupos anteriormente descritos y que, en general, corresponden a aquellas entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Las condiciones de las transacciones con las partes vinculadas son equivalentes a las que se dan en transacciones hechas en condiciones de mercado o se han imputado las correspondientes retribuciones en especie.

Estados Financieros 2013 / Banco Santander Chile 105

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y DICIEMBRE DE 2012

NOTA N°33

OPERACIONES CON PARTES RELACIONADAS, continuación

a)	Créditos con partes relacionadas:

A continuación se muestran los créditos y cuentas por cobrar además de los créditos contingentes, correspondientes a entidades relacionadas:

	Al 31 de marzo de				Al 31 de diciembre de
	2013				2012
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Créditos y cuentas por cobrar
Colocaciones comerciales	46.375	1.018	3.028	57.863	46.790	668	2.910	57.723
Colocaciones para vivienda	-	-	14.968	-	-	-	15.089	-
Colocaciones de consumo	-	-	1.853	-	-	-	1.513	-
Créditos y cuentas por cobrar	46.375	1.018	19.849	57.863	46.790	668	19.512	57.723

Provisión sobre colocaciones	(331)	(3)	(23)	(9)	(329)	(3)	(39)	(9)
Colocaciones netas	46.044	1.015	19.826	57.854	46.461	665	19.473	57.714

Garantías	51.981	-	17.356	2.333	9	-	17.909	1.349

Créditos contingentes
Avales y fianzas	-	-	-	-	-	-	-	-
Cartas de crédito	23.613	-	-	-	25.697	-	-	-
Boletas de garantía	64.016	-	-	1.152	34.897	-	-	1.443
Créditos contingentes	87.629	-	-	1.152	60.594	-	-	1.443

Provisiones sobre créditos contingentes	(7)	-	-	(2)	(15)	-	-	(2)

Colocaciones contingentes netas	87.622	-	-	1.150	60.579	-	-	1.441

El movimiento de colocaciones con partes relacionadas durante los ejercicios 2013 y 2012, ha sido el siguiente:

	Al 31 de marzo de				Al 31 de diciembre de
	2013				2012
	Sociedades	Empresas	Personal		Sociedades	Empresas	Personal
	del Grupo	asociadas	clave	Otros	del Grupo	asociadas	clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldo al 01 de enero de	107.384	668	19.512	59.166	52.673	663	19.698	63.081
Altas de colocaciones	38.039	363	1.521	1.313	78.586	21	6.132	10.927
Bajas de colocaciones	(11.419)	(12)	(1.184)	(1.464)	(23.875)	(16)	(6.318)	(14.842)

Totales	134.004	1.019	19.849	59.015	107.384	668	19.512	59.166

Estados Financieros 2013 / Banco Santander Chile 106

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE DICIEMBRE DE 2013 y 2012

NOTA N°33

OPERACIONES CON PARTES RELACIONADAS, continuación

b)	Activos y pasivos con partes relacionadas

	Al 31 de marzo de				Al 31 de diciembre de
	2013				2012
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósito en Bancos	22.261	-	-	-	5.357	-	-	-
Instrumentos para negociación	-	-	-	-	-	-	-	-
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-
Contratos de derivados financieros	700.303	-	-	-	526.734	-	-	-
Instrumentos de inversión disponibles para la venta	-	-	-	-	-	-	-	-
Otros activos	798	-	-	-	4.339	-	-	-

Pasivos
Depósitos y otras obligaciones a la vista	35.673	2.605	3.179	10.230	65.386	2.563	2.286	17.211
Contratos de retrocompra y préstamos de valores	87.734	-	-	-	92.862	-	-	-
Depósitos y otras captaciones a plazo	100.369	164	3.896	123.423	97.449	373	2.842	39.193
Contratos de derivados financieros	526.652	-	-	-	387.903	-	-	-
Instrumentos de deuda emitidos	78.396	-	-	-	67.368	-	-	-
Otras obligaciones financieras	224.816	-	-	-	103.207	-	-	-
Otros pasivos	1.463	-	-	-	1.241	-	-	-

c)	Resultados reconocidos con partes relacionadas

	Al 31 de marzo de
	2013				2012
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Ingreso (gasto) reconocido
Ingresos y gastos por intereses y reajustes	(2.240)	12	189	(782)	(4.433)	13	345	(549)
Ingresos y gastos por comisiones y servicios	-	15	38	52	(1)	9	30	33
Utilidad neta de operaciones financieras y resultados de cambio (*)	104.693	-	(2)	661	(54.775)	-	-	3.331
Otros ingresos y gastos de operación	175	-	-	-	157	-	-	-
Remuneraciones y gastos del personal clave	-	-	(7.727)	-	-	-	(8.764)	-
Gastos de administración y otros	(7.205)	(6.712)	-	-	(5.787)	(6.284)	-	-

Totales	95.423	(6.685)	(7.502)	(69)	(64.839)	(6.262)	(8.389)	2.815

(*)	Corresponde a contratos de derivados se utilizan para cubrir financieramente el riesgo cambiario de los activos y pasivos que cubren posiciones del Banco y sus afiliadas.

Estados Financieros 2013 / Banco Santander Chile 107

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°33

OPERACIONES CON PARTES RELACIONADAS, continuación

d)	Pagos al Directorio y personal clave de la gerencia

Las remuneraciones recibidas por el personal clave de la dirección, dentro de los cuales se considera el Directorio y todos los ejecutivos con cargo de Gerente, que se presentan en el rubro “Remuneraciones y gastos de personal” y/o “Gastos de administración” del Estado Consolidado de Resultados, corresponden a las siguientes categorías:

	Al 31 de marzo de
	2013	2012
	MM$	MM$

Remuneraciones del personal	4.317	4.061
Remuneraciones y gastos del Directorio	269	262
Bonos o gratificaciones	2.733	2.869
Compensaciones en acciones	54	388
Gastos de capacitación	10	15
Indemnizaciones por años de servicios	3	746
Fondos de salud	73	71
Otros gastos de personal	106	79
Plan de pensiones	162	273
Totales	7.727	8.764

e)	Conformación del personal clave

Al 31 de marzo de 2013 y al 31 de diciembre de 2012, la conformación del personal clave del Banco se encuentra conformada de la siguiente forma.

	N° de ejecutivos
Cargos	Al 31 de marzo de 2013	Al 31 de diciembre de 2012

Directores	13	13
Gerentes de división	18	19
Gerentes de área	84	85
Gerentes	63	63
Totales personal clave	178	180

Estados Financieros 2013 / Banco Santander Chile 108

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°34

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS

El valor razonable se define como la cantidad a la que un instrumento financiero (activo o pasivo) podría ser entregado o liquidado, respectivamente, en esa fecha entre dos partes, independientes y expertas en la materia, que actuasen libre y prudentemente, o sea no en una venta forzada o liquidación. La referencia más objetiva y habitual del valor razonable de un activo o pasivo es el precio cotizado que se pagaría por él en un mercado organizado y transparente (“valor razonable estimado”).

Para aquellos instrumentos financieros sin los precios de mercado disponibles, los valores razonables se han estimado utilizando transacciones recientes de instrumentos análogos y, en su defecto, los valores actuales u otras técnicas de valuación basadas en modelos matemáticos de valoración suficientemente contrastados por la comunidad financiera internacional. En la utilización de estos modelos, se tienen en consideración las peculiaridades específicas del activo o pasivo a valorar y, muy especialmente, los distintos tipos de riesgos que el activo o pasivo lleva asociados.

Estas técnicas son inherentemente subjetivas y se ven significativamente afectadas por los supuestos utilizados, incluyendo la tasa de descuentos, las estimaciones de flujos de efectivo futuros y las hipótesis de prepago. En ese sentido, pueden dar lugar a que el valor razonable así estimado de un activo o pasivo no coincida exactamente con el precio al que el activo o pasivo podría ser entregado o liquidado en la fecha de su valoración y no puedan ser justificadas en comparación con mercados independientes.

Medida del valor razonable y jerarquía

La NIC 39 establece una jerarquía de valor razonable, que segrega los insumos y/o supuestos de técnicas de valoración utilizados para medir el valor razonable de instrumentos financieros. La jerarquía brinda la máxima prioridad a precios cotizados no ajustados en mercados activos, para activos o pasivos idénticos (nivel 1) y la más baja prioridad a las medidas que implican importantes entradas o insumos no observables (nivel 3 mediciones). Los tres niveles de la jerarquía de valor razonable son los siguientes:

• Nivel 1:	entradas/insumos con precios cotizados (no ajustados) en mercados activos para activos y pasivos idénticos para los cuales el Banco tiene la capacidad de acceder a la fecha de medición.
• Nivel 2:	entradas/insumos distintas a los precios cotizados incluidos en el Nivel 1 que son observables para activos o pasivos, directa o indirectamente.
• Nivel 3:	entradas/insumos no observables para el activo o pasivo.

El nivel en la jerarquía en el que una medición se clasifica, se basa en el nivel más bajo de la entrada/insumo que es significativo para la medición como tal del valor razonable en su totalidad.

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción observado en el mercado (Nivel 1).

En los casos donde no puedan observarse cotizaciones, la dirección realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos (Nivel 2) y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado.

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos (Nivel 1) comprenden:

- Bonos del Gobierno y Tesorería de Chile.

En el caso de instrumentos que no son observables en el mercado en un 100%, el precio se determina en función de otros precios que si son observables en el mercado (nivel 2).

Estados Financieros 2013 / Banco Santander Chile 109

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°34

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

Los siguientes instrumentos financieros son clasificados en el nivel 2:

Tipo de instrumento financiero	Modelo utilizado en valoración	Descripción

• Letras hipotecarias, bonos privados	Valor presente de los flujos.

Las tasas (TIR) las provee Riskamerica según el siguiente criterio:

Si en el día de valorización existen una o más transacciones validas en la Bolsa de Comercio de Santiago para un determinado nemotécnico, la tasa informada es el promedio ponderado por monto de tasas observadas.

En el caso de no existir transacciones válidas para un determinado nemotécnico el día de la valorización, la tasa informada es una “TIR base”, a partir de una estructura de referencia, más un “Spread Modelo” basado en la información de spreads históricos del mismo papel o de papeles similares.

• Depósitos a Plazo	Valor presente de los flujos.

Las tasas (TIR) las provee Riskamerica según el siguiente criterio:

Si en el día de valorización existen una o más transacciones validas en la Bolsa de Comercio de Santiago para un determinado nemotécnico, la tasa informada es el promedio ponderado por monto de tasas observadas.

En el caso de no existir transacciones válidas para un determinado nemotécnico el día de la valorización, la tasa informada es una “TIR base”, a partir de una estructura de referencia, más un “Spread Modelo” basado las “curvas Emisoras”.

• Swap Cámara Promedio (CMS), Forward de FX e inflación, Cross Currency Swap (CCS), Interest Rate Swap (IRS)	Valor presente de los flujos.

Las tasas (TIR) las provee ICAP, GFI, Tradition y Bloomberg según el siguiente criterio:

Con los precios de mercado publicados se construye la curva de valorización mediante el método de bootstrapping y luego se utiliza esta curva para valorizar los distintos derivados.

• Opciones FX	Black-Scholes

Fórmula ajustada por smile de volatilidad (volatilidad implícita). Los precios (volatilidades) los provee BGC Partners según el siguiente criterio:

Con los precios de mercado publicados se construye la superficie de volatilidad mediante interpolación y luego se utilizan estas volatilidades para valorizar las opciones.

En limitadas ocasiones, se utilizan inputs no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado o un mix con datos que si son observables :

Los siguientes instrumentos financieros son clasificados a nivel 3:

Tipo de instrumento financiero	Modelo utilizado en valoración	Descripción

• Caps/Floors/Swaptions	Modelo Black Normal para Cap/Floors y Swaptions	No hay input observable de volatilidad implícita.

• Opciones UF	Black – Scholes	No hay input observable de volatilidad implícita.

• CCS con Ventana	Hull-White	Modelo Hibrido HW para tasas y moción browniana para FX. No hay input observable de volatilidad implícita.

• CCS (contratos especiales)	FRA Implícito	Start Fwd no soportadas por Murex (plataforma) debido a la estimación UF fwd.

• CCS, IRS, CMS en TAB	Varios	Valorización obtenida usando curva de interés interpolando a vencimiento de flujos, no obstante TAB no es una variable directamente observable ni correlacionada a ningún insumo de mercado.

• Certificados (en nuestro caso bonos de baja liquidez)	Valor presente de flujos	Valorización utilizando precios de instrumentos de similares características más una tasa de castigo por liquidez.

Estados Financieros 2013 / Banco Santander Chile 110

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°34

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

La siguiente tabla presenta los activos y pasivos que son medidos a valor razonable en una base recurrente, al 31 de marzo de 2013 y 31 de diciembre de 2012:

	Medidas de valor razonable
	2013	Nivel 1	Nivel 2	Nivel 3
31 de marzo de	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	250.040	248.706	1.334	-
Instrumentos disponibles para la venta	1.873.478	984.196	888.051	1.231
Derivados	1.292.953	-	1.235.951	57.002
Totales	3.416.471	1.232.902	2.125.336	58.233

Pasivos
Derivados	1.183.865	-	1.182.562	1.303
Totales	1.183.865	-	1.182.562	1.303

	Medidas de valor razonable
	2012	Nivel 1	Nivel 2	Nivel 3
31 de diciembre de	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	338.287	334.756	3.531	-
Instrumentos disponibles para la venta	1.826.158	1.020.904	803.895	1.359
Derivados	1.293.212	-	1.231.422	61.790
Totales	3.457.657	1.355.660	2.038.848	63.149

Pasivos
Derivados	1.146.161	-	1.145.055	1.106
Totales	1.146.161	-	1.145.055	1.106

Estados Financieros 2013 / Banco Santander Chile 111

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°34

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

La siguiente tabla presenta la actividad del Banco para activos y pasivos medidos a valor justo en base recurrente usando entradas significativas sin observar (nivel 3) al 31 de diciembre de 2013 y 2012:

	Activos	Pasivos
	MM$	MM$

Al 01 de enero de 2013	63.149	(1.106)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	(4.788)	(197)
Incluidas en otros resultados integrales	(128)	-
Compras, emisiones y colocaciones (netas)	-	-
Al 31 de marzo de 2013	58.233	(1.303)

Ganancias o pérdidas totales incluidas en resultado del 2013 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 31 de marzo de 2013	(4.916)	(197)

	Activos	Pasivos
	MM$	MM$

Al 01 de enero de 2012	83.483	(1.369)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	(7.630)	(246)
Incluidas en otros resultados integrales	(251)	-
Compras, emisiones y colocaciones (netas)	-	-
Al 31 de marzo de 2012	75.602	(1.615)

Ganancias o pérdidas totales incluidas en resultado del 2012 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 31 de marzo de 2012	(7.881)	(246)

Las ganancias (pérdidas) realizadas y no realizadas incluidas en resultado para el año 2013 y 2012 de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3), se registran en el Estado de Resultados dentro del rubro “Utilidad neta de operaciones financieras”.

El efecto potencial al 31 de marzo de 2013 y 2012 sobre la valoración de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3) que se derivaría de un cambio en las principales hipótesis en el caso de utilizar otras hipótesis razonablemente posibles menos favorables o más favorables que las empleadas, no es considerado significativo para el Banco.

Estados Financieros 2013 / Banco Santander Chile 112

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2013 Y 2012 Y AL 31 DE DICIEMBRE DE 2012

NOTA N°35

HECHOS POSTERIORES

No existen hechos posteriores ocurridos entre el 01 de marzo de 2013 y la fecha de emisión de estos Estados Financieros (15 de abril de 2013) que revelar.

FELIPE CONTRERAS FAJARDO Gerente de Contabilidad	CLAUDIO MELANDRI HINOJOSA Gerente General

Estados Financieros 2013 / Banco Santander Chile 113